Form 20-F
period 2021-06-30
Renalytix plc
filed 2021-10-21
CIK 1811115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number
001-39387

RENALYTIX PLC
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization)
Finsgate
5-7 Cranwood Street
London EC1V 9EE
United Kingdom
(Address of principal executive offices)
James McCullough
Chief Executive Officer
Renalytix plc
Finsgate
5-7 Cranwood Street
London EC1V 9EE
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
Ordinary Shares: 72,197,286 outstanding as of

June 30, 2021
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
of the Exchange Act).  ☐  Yes    ☒  No

INTRODUCTION
Unless otherwise indicated, all references in this Annual Report on Form 20-F, or annual report, to the terms “Renalytix,” “the company,” “we,” “us” and “our” refer to Renalytix plc together with its subsidiaries.
This annual report includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this annual report appear without the
®
,
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
PRESENTATION OF FINANCIAL INFORMATION
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and we present our financial statements in U.S. dollars. Renalytix AI, Inc.’s functional currency is the U.S. dollar. The functional currency of Renalytix plc, Renalytix AI Limited and Verici Dx Limited is the pound sterling which, for purposes of our consolidated financial statements, is translated into the U.S. dollar for assets and liabilities at the exchange rate at the relevant balance sheet dates and revenue and expenses are translated at the weighted-average exchange rates during the relevant reporting period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ equity.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
We have elected to voluntarily comply with Item 3.A, as effective February 10, 2021 and are omitting this disclosure in reliance thereon.
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
RISK FACTOR SUMMARY
Our business is subject to a number of risks and uncertainties, including those risks discussed at-length in the section below titled “Risk Factors.” These risks include, among others, the following:

•	We have not generated material revenue, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•
We will require substantial additional funding to commercialize and scale KidneyIntelX, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, curtail or discontinue our operations.

•
If we cannot continue to execute on our strategy to partner with healthcare systems to incorporate KidneyIntelX into their treatment regime and integrate their EHR systems with our technology, our revenue prospects could be significantly reduced.

•	We are highly reliant on our partnership with Mount Sinai, and our failure to maintain that relationship could negatively impact our business, reputation and strategic goals.

•	We may underestimate the timing and complexity of successfully integrating KidneyIntelX into the clinical guidelines of new healthcare systems with which we partner.

•
Our ability to be profitable in the future will depend on our ability to successfully commercialize KidneyIntelX, and any other products we may develop in the future, to scale nationally in the United States.

•
KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving. Our artificial intelligence-enabled algorithms and other technologies depend on our ability to continue to build a substantial repository of kidney disease-related data and validate additional product designs.

•
If we are required to conduct additional clinical studies or trials before expanding or continuing the commercial use of KidneyIntelX as an LDT, those studies or trials could lead to delays or future failure to obtain regulatory clearance or approval, which could cause significant delays in commercializing KidneyIntelX and harm our ability to achieve sustained profitability.

•
Success in early clinical study work that we have published and data that we have submitted to the FDA under breakthrough device designation does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior clinical trials and studies.

•
Due to our limited resources and access to capital, our strategic decisions with respect to the development of certain diagnostic products may affect the development or timing of our business prospects.

•	Our commercial success could be compromised if we do not obtain and maintain coverage and adequate reimbursement from third-party payors—Medicare, specifically—for KidneyIntelX.

•	Payors from whom we may receive reimbursement are able to withdraw or decrease the amount of reimbursement provided for our products at any time in the future.

•	If we are unable to compete successfully with respect to our current or future products, we may be unable to increase or sustain our revenues or achieve profitability.

•
Our business could be adversely affected by the effects of health epidemics, including the current COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of validation study sites or other business operations.

•	Holders of our American Depository Shares, or ADSs, have fewer rights than our shareholders and must act through the depositary to exercise their rights.

•
We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
Risks related to our financial condition and capital requirements
We have not generated material revenue, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
Since inception, our operations have been primarily limited to developing clinical-grade, artificial intelligence- enabled in vitro
diagnostics for kidney disease and investing in our technology platform. We are currently continuing to conduct clinical utility and other studies for KidneyIntelX to determine its clinical value and performance in different CKD populations and we expect to continue to conduct additional clinical studies for the foreseeable future. We have only recently begun to generate revenue from sales of KidneyIntelX and we cannot guarantee that our commercialization and partnership efforts will result in significant revenue to us in future periods. Consequently, any predictions about our future success or viability, or any evaluation of our business and prospects, may not be accurate.

We have incurred losses in each year since our inception. Our net losses attributable to ordinary shareholders for the fiscal years ended June 30, 2021, 2020 and 2019 were $35.3 million, $9.8 million, and $42.3 million, respectively. We have devoted most of our financial resources to research and development, including planning and conducting clinical validation and other studies for KidneyIntelX and evaluating its potential health economic impacts.
We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, and these net losses may fluctuate significantly. We anticipate that our expenses will increase substantially as we conduct clinical utility and other studies for KidneyIntelX and continue its commercial launch, develop and refine our artificial intelligence technology platform, seek regulatory clearances or approvals for KidneyIntelX or any other product we develop, establish and maintain partnerships with healthcare systems, pursue our coverage and reimbursement strategy and continue to invest in our infrastructure to support our manufacturing and other activities.
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
We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and planned clinical utility studies of KidneyIntelX in preparation for deployment with multiple healthcare provider partners and commercial sales at scale. We have submitted KidneyIntelX for regulatory review with the New York State Department of Health and have filed a submission with the Food and Drug Administration, or FDA, seeking marketing authorization through the FDA’s de novo classification process, which we refer to as “clearance” from the FDA. We expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. We have begun to, and expect to continue to, incur additional costs associated with operating as a company that is both publicly listed on Nasdaq in the United States and admitted to trading on AIM in the United Kingdom.
Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, curtail or discontinue our research and development programs or any future commercialization efforts. We expect that our cash, cash equivalents and short-term investments as of June 30, 2021 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, or our operating plan may change as a result of many factors unknown to us. These factors, among others, may necessitate that we seek additional capital sooner than currently planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.
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
We have only recently commercially launched our partnership with Mount Sinai and have not yet commercially launched KidneyIntelX with any other healthcare system. Partnerships with healthcare systems are a core part of our adoption and growth strategy.
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
KidneyIntelX is a first-in-class
in vitro
diagnostics platform that employs a proprietary artificial intelligence- enabled algorithm to combine diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from EHR systems to generate a unique patient risk score. This use of artificial intelligence-enabled algorithms that combine both biological markers of disease along with EHR systems is a novel approach to kidney disease patient risk stratification. This new category of medical device and the kidney disease clinical indication are rapidly evolving fields of specialty that include uncertainties in acceptance, utility and clinical practice. There is no guarantee that we have fully understood all the implications of introducing a novel technology such as KidneyIntelX into such a large and evolving field of medicine.
In addition, we must execute on our strategy to build a significant repository of kidney disease-related data to support the robustness and accuracy of KidneyIntelX and allow us to develop additional artificial intelligence- enabled applications. We believe that access to contemporary and historical patient data, combined with the ability to analytically and clinically validate study results in a quality controlled framework, provides us with a robust, reproducible method for product development. Moreover, the depth, specificity and quality of data are of paramount importance to developing novel solutions such as KidneyIntelX that can demonstrate clinical utility across a range of practice specialties and patient demographics. These features are also central to our product strategy of demonstrating both short- and long-term impact on patient outcomes and health economics. If we are unable to continue to build our data repository, we may not be able to keep pace with rapidly evolving technology and improve the predictive capabilities and clinical utility of KidneyIntelX, and our business could be harmed.
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
We are initially providing KidneyIntelX as an LDT under CLIA in our International Organization for Standardization, or ISO, 13485:2016 certified laboratory in Salt Lake City, Utah and through our New York City based laboratory facility. Historically, the FDA has exercised enforcement discretion with respect to most LDTs and has not required laboratories that offer LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). In recent years, however, the FDA has stated it intends to end its policy of enforcement discretion and regulate certain LDTs as medical devices. To this end, on October 3, 2014, the FDA issued two draft guidance documents, entitled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)” and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs)”, respectively, that set forth a proposed risk-based regulatory framework that would apply varying levels of FDA oversight to LDTs. The FDA has indicated that it does not intend to modify its policy of enforcement discretion until the draft guidance documents are finalized. In January 2017, the FDA announced that it would seek further comment from stakeholders on the oversight of LDTs. On January 13, 2017 the FDA issued a “Discussion Paper on Laboratory Developed Tests (LDTs),” which states that the material in the document does not represent a final version of the LDT draft guidance documents that were published in 2014 or position of the FDA. Similar to the FDA’s 2014 draft guidance, the FDA’s discussion paper proposes a risk-based framework that would require most LDTs to comply with most of the FDA’s regulatory requirements for medical devices. Unlike the draft guidance, however, the discussion paper describes a framework where currently marketed LDTs would generally not be subject to FDA premarket review; instead, FDA would general require only new or modified tests to be approved or cleared by the agency. In the discussion paper, the FDA also states that there is “a growing consensus that additional oversight of LDTs is necessary.” The timing of when, if at all, the draft guidance documents will be finalized is unclear, and even then, the new regulatory requirements are proposed to be phased-in. Nevertheless, the FDA may decide to regulate certain LDTs on a case-by-case basis at any time and/or may seek to regulate LDTs in a manner that differs from the phased-in approaches described in the draft guidance and discussion paper.
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
For example, in the case of Kantaro, we have committed to lend up to $250,000 to Kantaro and provide services to Kantaro pursuant to an Advisory Agreement. Certain of our employees spend time and resources providing services to Kantaro and Erik Lium, Ph.D., who represents the Icahn School of Medicine at Mount Sinai our board of directors, serves as chairman of the board of managers of Kantaro. These individuals are required to allocate time and resources between us and Kantaro. In addition, we may be subject to additional or unexpected claims or liability due to our participation in Kantaro. Moreover, if Kantaro is unsuccessful, we will have dedicated time, money and other resources that we are not able to recoup. Any of these risks could have an adverse effect on our business, financial condition or results of operations.
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
We received a CPT code for KidneyIntelX, effective as of October 1, 2019 from the American Medical Association. We also received Medicare national pricing for KidneyIntelX set at $950 per reportable test result, effective from January 2020 until December 2022, and we are currently undergoing a Medicare coverage determination process with results expected in calendar year 2021
1
. Our success is highly dependent on receiving a positive Medicare coverage determination. If we do not receive a positive Medicare coverage determination, we could experience negative consequences including:

•	We would be forced to rely on private insurance coverage, which would greatly decrease our intended market opportunity for KidneyIntelX;

1	NTD: Please update if applicable.

•	A negative coverage determination could adversely affect our ability to enter into new partnerships with healthcare systems; and

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
In the United States, the principal decisions about reimbursement for new medical products are typically made by the Centers for Medicare & Medicaid Services, or CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Because there is no uniform policy of coverage and reimbursement in the United States, each payor generally determines for its own enrollees or insured patients whether to cover or otherwise establish a policy to reimburse our diagnostic tests, and seeking payor approvals is a time-consuming and costly process. We cannot be certain that coverage for our current and our planned future products will be provided in the future by additional payors or that existing agreements, policy decisions or reimbursement levels will remain in place, remain adequate, or be fulfilled under existing terms and provisions.
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
The coverage and reimbursement market may be additionally impacted by future legislative changes. There are increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs which may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and medical device pricing, reduce the cost under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. For example, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.
Payors from whom we may receive reimbursement are able to withdraw or decrease the amount of reimbursement provided for KidneyIntelX or our other products at any time in the future.
Our commercial success depends on our ability to maintain coverage and adequate reimbursement from those payors that decide to cover and reimburse KidneyIntelX and our other products that we commercialize. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Payors could withdraw coverage and stop providing reimbursement for our commercialized products in the future or may reimburse our products only on a case-by-case basis. Managing reimbursement on a case-by-case basis is time consuming and contributes to an increase in the number of days it takes us to collect accounts receivable and increases our risk of non-payment. Negotiating reimbursement on a case-by-case basis also typically results in the provision of reimbursement at a significant discount to the list price of our commercialized products.
Further, even if we obtain written agreements regarding coverage and reimbursement with certain payors, these agreements are not guarantees of indefinite coverage in an adequate amount. For example, these agreements are typically terminable without cause by either party and are typically renewable annually, and the applicable payor could opt against renewal upon expiration. In addition, the terms of certain of our written arrangements may require us to seek pre-approval from the payor or put in place other controls and procedures prior to conducting a test for a customer. To the extent we fail to follow these requirements, we may fail to receive some or all of the reimbursement payments to which we are otherwise entitled. These payors must also conclude that our claim satisfies the applicable contractual criteria. In addition, our written agreements regarding reimbursement with payors may not guarantee us the receipt of reimbursement payments at what we believe to be the applicable contracted rate for each reimbursement claim that we submit to such payors. If payors withdraw coverage for our products, once commercialized, or reduce the reimbursement amounts for such products, our ability to generate revenue could be limited, which may have a material adverse effect on our financial condition, results of operations and cash flow. Further, due to the COVID-19 pandemic, millions of individuals have lost or will be losing employer-based insurance coverage, which may adversely affect our ability to commercialize our products.
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
Several factors make the billing process complex, including:

•	differences between the billing rates and reimbursement rates for our commercialized products;

•	compliance with complex federal and state regulations related to billing government healthcare programs, including Medicare and Medicaid;

•	risk of government and commercial audits related to billing;

•	disputes among payors as to which party is responsible for payment;

•	differences in coverage and information and billing requirements among payors, including the need for prior authorization and/or advanced notification;

•	the effect of patient co-payments or co-insurance and our ability to collect such payments from patients;

•	changes to billing codes used for our products;

•	changes to requirements related to our current or future clinical trials, including our registry studies, which can affect eligibility for payment;

•	ongoing monitoring provisions of local coverage decisions for our products, which can affect the circumstances under which a claim would be considered medically necessary;

•	incorrect or missing billing information; and

•	the resources required to manage the billing and claims appeals process.
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

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH and their respective implementing regulations, which imposes certain requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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

•
the Eliminating Kickbacks in Recovery Act of 2018, or EKRA, prohibits knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate) directly or indirectly, overtly or covertly, in cash or in kind, in return for referring a patient or patronage to a laboratory; or paying or offering any remuneration (including any kickback, bribe or rebate) directly or indirectly, overtly or covertly, in cash or in kind, to induce a referral of an individual to a laboratory or in exchange for an individual using the services of that laboratory. EKRA was enacted to help reduce opioid-related fraud and abuse. However, EKRA defines the term “laboratory” broadly and without reference to any connection to substance use disorder treatment. EKRA applies to all payors including commercial payors and government payors. Violations of EKRA are subject to significant fines and/or up to ten years in jail, separate and apart from existing AKS regulations and penalties. The law includes a limited number of exceptions, some of which closely align with corresponding AKS exceptions and safe harbors, and others that materially differ. Currently, there is no regulation interpreting or implementing EKRA, nor any guidance released by a federal agency regarding the scope of EKRA;

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
Although some of these provisions may negatively impact payment rates for clinical laboratory tests, the ACA also extends coverage to over 30 million previously uninsured people. Some of the provisions of the ACA have yet to be implemented, and there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, President Trump signed executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA.
While Congress has not passed repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and eliminating the implementation of certain ACA-mandated fees. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Protecting Access to Medicare Act of 2014, or PAMA, was signed to law, which, among other things, significantly altered the payment methodology under the CLFS. Under the law, issued in 2016 and the reporting period beginning in 2017 and every three years thereafter (or annually in the case of advanced diagnostic laboratory tests), applicable clinical laboratories must report laboratory test payment data for each Medicare- covered clinical diagnostic laboratory test that it furnishes during the specified time period. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Effective January 1, 2018, the Medicare payment rate for each clinical diagnostic laboratory test is equal to the weighted median amount for the test from the most recent data collection period. The payment rate applies to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system. Also, under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by the FDA. For an existing test that is cleared or approved by the FDA and for which Medicare payment is made as of April 1, 2014, CMS is required to assign a unique billing code if one has not already been assigned by the agency. In addition to assigning the code, CMS is required to publicly report payment for the tests. Further, under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by the FDA. We cannot determine at this time the full impact of PAMA on our business, financial condition and results of operations.
Additionally, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. The full impact on our business of the sequester law is uncertain. In addition, the Middle-Class Tax Relief and Job Creation Act of 2012, or MCTRJCA, mandated an additional change in Medicare reimbursement for clinical laboratory tests. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.
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
We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The expansion of government’s role in the U.S. health care industry, and changes to the reimbursement amounts paid by Medicare and other payors for our current assays and our planned future assays, may reduce our profits, if any, and have a materially adverse effect on our business, financial condition, results of operations and cash flows. Moreover, Congress has proposed on several occasions to impose a 20% coinsurance payment requirement on patients for clinical laboratory tests reimbursed under the Medicare Clinical Laboratory Fee Schedule, which would require us to bill patients for these amounts. In the event that Congress were to ever enact such legislation, the cost of billing and collecting for our products, once commercialized, could often exceed the amount actually received from the patient.
Our business activities may be subject to the Foreign Corrupt Practices Act and similar anti-bribery and anti- corruption laws.
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
There are numerous U.S. federal and state laws and regulations related to the privacy and security of health information. These laws and regulations include HIPAA, as amended by HITECH, which establishes a set of national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services as well as their covered subcontractors. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic PHI. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. The United States Office of Civil Rights may impose penalties on a covered entity for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity knew or should have known of the failure to comply, or whether the covered entity’s failure to comply was due to willful neglect. These penalties include significant civil monetary penalties, criminal penalties and, in certain instances, imprisonment. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA regulations. In the event of a significant breach, the reporting requirements could include notification to the general public. Enforcement activity can result in reputational harm, and responses to such enforcement activity can consume significant internal resources. Additionally, if we are unable to properly protect the privacy and security of PHI, we could be found to have breached our contracts. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations.
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
Laws, regulations and standards in many foreign jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data; many of these requirements may impose significant, divergent and conflicting compliance obligations. For example, the General Data Protection Regulation of the European Union, or the GDPR, applies to processing operations carried out in the context of the activities of an establishment in the European Economic Area, or EEA, and any processing relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA (including as may occur in the conduct of clinical trials in the EEA). Also, notwithstanding the U.K.’s withdrawal from the EU, by operation of the so-called U.K. GDPR, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the U.K., and any processing relating to the offering of goods or services to individuals in the U.K. and/or monitoring of their behavior in the U.K. (including in the conduct of clinical trials in the U.K.). Accordingly, references in this section to the GDPR are also deemed to be references to the U.K. GDPR in the context of the U.K., unless the context requires otherwise. The GDPR also provides that EEA Member States and the UK may make their own further laws and regulations to introduce supplementary requirements related to the processing of “special categories of personal data” (including health data and genetic information processed in the course of clinical trials); as well as personal data related to criminal offences or convictions. Such country-specific regulations, as well as differing and/or conflicting interpretations of the GDPR across the EEA and U.K., may lead to divergence in the application of the laws that govern our processing of personal data across the EEA and/or U.K., endeavoring to comply with each of which may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or U.K. operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.
The GDPR and the country-specific regulations noted above impose stringent data privacy and security requirements on both processors and controllers of personal data, including health data and genetic information processed in the course of clinical trials (even when that personal data is processed only in pseudonymized or key-coded form). In particular, the GDPR imposes several requirements relating to ensuring there is a lawful basis for processing personal data and, where relevant, a valid condition to processing special categories of personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, , creates mandatory data breach notification requirements in certain circumstances, and establishes onerous obligations on service providers who process personal data simply on behalf of others.
In particular, the GDPR and many other European data protection laws generally prohibit the transfer of personal data to the United States and other countries in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This is an area of evolving complexity and achieving effective compliance with ever-changing requirements and guidance in relation to data transfers from Europe is highly challenging. If we are unable to implement sufficient safeguards to ensure that our transfers of personal data from Europe are lawful, we may face increased exposure to regulatory action(s), substantial fines and injunctions against processing personal data from Europe. Loss of our ability to lawfully transfer personal data out of Europe to the United States or any other jurisdictions may (1) restrict our activities in Europe, (2) limit our ability to conduct clinical trials in Europe and/or to work with partners, service providers, contractors and other companies subject to European data protection laws, and/or (3) require us to increase our data processing capabilities in Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations — any or all of which could adversely affect our financial results. Additionally, other countries outside of the EEA, UK and Switzerland have passed or are considering passing similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating our business.
Companies that violate the GDPR, whether acting as a controller or a processor, can face robust regulatory enforcement and significant penalties for noncompliance, including fines of up to the greater of €20 million or 4% of their worldwide annual revenue for the preceding financial year. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Additionally, as noted above, the U.K. has transposed the GDPR into the laws of the U.K. by way of the U.K. GDPR, which could expose us to two parallel regimes, each of which potentially authorizes similar fines, with the U.K. GDPR permitting fines of up to the higher of £17.5 million or 4% of global annual revenue of any noncompliant organizations for the preceding financial year; as well as other potentially divergent enforcement actions for certain violations.
European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or U.K.

Guidance on implementation and compliance practices is often updated or otherwise revised. Given the breadth and depth of changes in data protection obligations, complying with its requirements has caused us to expend significant resources and such expenditures are likely to continue into the near future as we respond to new interpretations, additional guidance, and potential enforcement actions and patterns. While we have taken steps to comply with the GDPR, and implementing legislation in applicable EEA Member States and the U.K. if and where applicable, we cannot assure you that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.
We make public statements about our use and disclosure of personal information through our privacy policy, self-certifications, information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our published policies, certifications and documentation. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection- related laws and regulations applicable to us could cause our customers to reduce their use of our products and services and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products, services or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, retention, security, disclosure, transfer and other processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
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
Mount Sinai is our initial launch partner for KidneyIntelX. To the extent that this partnership fails to produce the anticipated outcomes, our business and reputation could be harmed. Under the Mount Sinai Agreement, we and Mount Sinai agreed to conduct a clinical utility study. There can be no certainty that we will complete the clinical utility study with Mount Sinai or that the Mount Sinai Agreement will not be terminated early. If our partnership with Mount Sinai is terminated and if we have not yet established, or are unable to establish, significant partnerships with other healthcare systems, our business would be adversely affected.
In September 2021, we and Mount Sinai announced scaled-up implementation of the KidneyIntelX early-stage risk assessment testing and care management program across primary care and specialty clinician networks under a real-world evidence development program for patients with DKD. Before the end of 2021, Mount Sinai expects to provide KidneyIntelX testing and downstream care management at a rate of 300 patients per week with approximately 6,000 eligible patients tested; however, Mount Sinai is under no obligation to provide this level of KidneyIntelX testing and the actual rate of patient testing and cumulative test amounts may not meet these expectations.
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
Further, our collaborative research studies with Mount Sinai utilize the Mount Sinai Bio
Me
biobank. Bio
Me
, which is a biobank linked to longitudinal de-identified EHR data from consented participants, has allowed us to conduct rapid prospective validation of our platform using samples banked at “time zero” (i.e. time of sample collection), prior to the occurrence of progressive kidney function decline. If, for any reason, we are unable to continue our collaborative research studies that rely on the use of Bio
Me
, and a comparable biobank is not available or a collaborative relationship has not been established, our ability to support the continued development and validation of our KidneyIntelX platform could be harmed.
We have also entered into partnerships with health systems such as University of Utah, Atrium Health, Wake Forest Baptist Health and Wake Forest School of Medicine to implement KidneyIntelX testing as part of their clinical care models. If we do not continue to enter into partnerships with health systems at the rate and on the scale that we anticipate, or if these existing partnerships are terminated or do not result in the rate and quantity of KidneyIntelX testing that we anticipate, our business could be harmed.
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
We currently have laboratories in New York and Utah. These facilities are not fully redundant. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications or Internet failure or interruption, terrorism, or pandemic which may render it difficult or impossible for us to provide these services for some period of time. The inability to provide these services or to reduce the backlog of analyses that could develop if one or more of our laboratories become inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time- consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild any of our facilities or license or transfer our proprietary technology to a third party, particularly in light of the licensure and accreditation requirements for commercial laboratories like ours. We may be unable to negotiate commercially reasonable terms with such third parties. Adverse consequences resulting from an interruption of our overall laboratory operations could harm relationships with our customers and regulatory authorities, and our reputation, and could affect our ability to generate revenue.
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
We have numerous vendors and other third parties who receive personal data from us in connection with the services we offer our clients. In addition, we have migrated certain data, and may increasingly migrate data, to a cloud hosted by third-party vendors. Some of these vendors and third parties also have direct access to our systems. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cyber-attack attributed to our vendors that relates to the information we share with them. In addition, because we do not control our vendors and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal data. We are at risk of a cyber-attack involving a vendor or other third party, which could result in a breakdown of such third party’s data protection processes or the cyber-attackers gaining access to our infrastructure or data through the third party. Regardless of whether an actual or perceived cyber- attack is attributable to us or our vendors, such an incident could, among other things, result in improper disclosure of information, harm our reputation and brand, reduce the demand for our products and services, lead to loss of customer confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products and services being unavailable. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our financial condition, operating results and our reputation. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our ADSs or ordinary shares. In addition, our remediation efforts may not be successful. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.
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
As of June 30, 2021, we had U.S. federal net operating loss carryforwards of approximately $0.7 million and U.S. state and local net operating loss carryforwards of approximately $33.0 million due to prior period losses. Under the Tax Cuts and Jobs Act of 2017 as modified by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, or collectively, the Tax Acts, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses may be limited to 80% of our taxable income in taxable years beginning after December 31, 2020. It is uncertain if and to what extent various states will conform to the Tax Acts. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage-point cumulative change (by value) in the equity ownership of certain shareholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating losses and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. We have not completed an analysis to determine whether any such limitations have been already triggered. We may also experience ownership changes as a result of shifts in our share ownership, some of which are outside our control. Therefore, as a result of ownership changes with respect to our ordinary shares, our ability to use our current net operating losses and other pre-change tax attributes to offset post-change taxable income or taxes could be subject to limitation. We will be unable to use our net operating losses if we do not attain profitability sufficient to offset our available net operating losses prior to their expiration.
We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of June 30, 2021, we had cumulative carryforward tax losses of approximately $9.9 million in the UK. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits.
As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit program, or RDEC Program. Under the SME Program, we may be able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our research and development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a small or medium-sized company, based on size criteria concerning employee headcount, turnover and gross assets. The U.K. Finance Act 2021 introduced a cap on payable credit claims in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we claim.
We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
The tax treatment of the company is, and our ADSs and ordinary shares are, subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
A tax authority could also disagree with our analysis of the tax treatment of the FractalDx spin-off, for ourselves and/or for our shareholders. A tax authority may take the position that material tax liabilities, interest and penalties are payable by us, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable, or result in other liabilities.
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
If we initiate legal proceedings against a third party to enforce a patent covering one of our products or technologies, the defendant could counterclaim that the patent covering one of our products or technologies is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and unenforceability of an asserted patent or patents are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post- grant review and/or inter partes
review and equivalent proceedings in foreign jurisdictions, such as, opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our products or competitive products. Similarly, we may initiate proceedings before the Patent Trial and Appeal Board, or PTAB, of the USPTO, such as post grant review, or PGR, derivation, or inter partes
review, against patents granted to third parties.
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
(“Prometheus”), and
Association for Molecular Pathology v. Myriad Genetics
(“Myriad”)).
In view of the Supreme Court decisions in Prometheus, Myriad, and
Alice Corp. Pty. Ltd. v. CLS Bank Int’l
, as well as other federal appellate cases, we cannot guarantee that our efforts to seek patent protection for our tools and biomarkers will be successful.
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
Sales of a substantial number of our ordinary shares or ADSs in the public market could occur at any time. If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our ordinary shares or ADSs in the public market, the market price of our ADSs and ordinary shares could decline significantly.
We had 72,197,286 ordinary shares outstanding as of June 30, 2021. Sales of a substantial number of such ADSs or ordinary shares or the perception that such sales may occur could cause the market price of our ADSs and/or ordinary shares to fall or make it more difficult for purchasers of ADSs to sell their ADSs at a time and price that they deem appropriate.
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
Our ordinary shares trade on AIM and our ADSs trade on the Nasdaq Global Market. We plan for the foreseeable future to maintain a dual listing, which will continue to generate additional costs, including increased legal, accounting, investor relations and other expenses, in addition to the costs associated with the additional reporting requirements described elsewhere in this annual report. We cannot predict the effect of this dual listing on the value of our ADSs and our ordinary shares. However, the dual listing of ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs. The price of our ADSs could also be adversely affected by trading in ordinary shares on AIM.
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
We are an “emerging growth company” as defined in the SEC’s rules and regulations and we will remain an emerging growth company until the earlier to occur of (a) June 30, 2026, (b) the last day of the fiscal year (1) in which we have total annual gross revenues of at least $1.07 billion or (2) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700.0 million as of the prior December 31, or (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act, or Section 404;

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
We have broad discretion in the use of proceeds from our global offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
Our management has broad discretion in the application of our cash, cash equivalents and short-term investments, including the net proceeds from the global offering we completed in July 2020, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ADSs or ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our ADSs or ordinary shares to decline and delay the development and commercialization of our products. Pending their use, we may invest our cash, cash equivalents and short-term investments, including the net proceeds from the global offering, in a manner that does not produce income or that loses value.
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
Our executive officers, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates, in the aggregate, beneficially owned approximately 34.68% of our outstanding ordinary shares, based on the number of ordinary shares outstanding as of June 30, 2021. As a result, depending on the level of attendance at our general meetings of shareholders, these persons, acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs and ordinary shares by:

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
Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended June 30, 2021, we believe that we were classified as a PFIC for the taxable year ended June 30, 2021. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. We cannot provide any assurances regarding our PFIC status. Because of the uncertainties involved in establishing our PFIC status, our U.S. tax counsel expresses no opinion regarding our PFIC status.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of December 31, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2022. In order to maintain our current status as a foreign private issuer, either (1) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors cannot be U.S. citizens or residents, (b) more than 50% of our assets must be located outside the United States and (c) our business must be administered principally outside the United States.
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
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Item 10.B – “Memorandum and Articles of Association—

Differences in corporate law” for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.
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
English law provides that a board of directors may only allot shares (or grant rights to subscribe for, or to convert any security into, shares) with the prior authorization of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. In either case, this authorization would need to be renewed by our shareholders upon expiration (i.e., at least every five years). Typically, English public companies renew the authorization of their directors to allot shares on an annual basis at their annual general meeting. We have obtained authority from our shareholders to allot additional shares up to an aggregate nominal amount of 59,424.45 plus an additional £59,424.45 in connection with a rights offering from December 7, 2020 (being the date of our 2020 annual general meeting) until the conclusion of our 2020 annual general meeting, which authorization will need to be renewed or replaced upon expiration (other than in the case of a preemptive offering).
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). Typically, English public companies renew the disapplication of preemptive rights on an annual basis at their annual general meeting. We have obtained authority from our shareholders to disapply preemptive rights in respect of shares allotted under the authorization described in the paragraph above up to an aggregate nominal amount of £18,007.41 (being the date of our annual general meeting) until the conclusion of our 2021 annual general meeting, which disapplication will need to be renewed or replaced upon expiration.
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
We are not actively pursuing regulatory clearance and commercialization of our products outside of the United States at this time. Prior to the withdrawal of the United Kingdom from the EU, the United Kingdom benefited from, and we expected to be able to benefit from, the harmonization of certain regulatory requirements within the EU. Such regulatory requirements are no longer harmonized between the EU and Great Britain. As a result, any future efforts to market our products in both Great Britain and the EU may require us to complete separate regulatory processes, which may increase the time and cost associated with gaining relevant regulatory approvals in such markets depending on the arrangements in place between the United Kingdom and the EU at the relevant time.

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
Item 4. Information on the Company
A. History and Development of the Company
We were incorporated as a public limited company under the laws of England and Wales on March 15, 2018, with company number 11257655. Our principal executive offices in the United States are located at 1460 Broadway, New York, New York 10036 and our telephone number is +1 646 397 3970. Our registered office in the United Kingdom is located at Finsgate, 5-7 Cranwood Street, London, EC1V 9EE, United Kingdom, and the telephone number of our registered office is +44 20 3139 2910. Our agent for service of process in the United States is Renalytix AI, Inc., located at 1460 Broadway, New York, New York 10036. In June 2021, we changed our name from Renalytix AI plc to Renalytix plc and our registered address from Avon House 19 Stanwell Road Penarth Cardiff CF64 2EZ to Finsgate 5-7 Cranwood Street London EC1V 9EE.
Renalytix AI, Inc., a Delaware corporation, and Renalytix AI Limited, an Irish corporation, are our wholly owned subsidiaries.
In 2019, we established a second laboratory in Salt Lake City, Utah. The laboratory facility in Utah is approximately 4,000 square feet and has been established to be compliant with the FDA’s quality system regulation. This site will be used in addition to our laboratory in New York City, New York which was established for research, development and clinical testing. In 2021, 2020 and 2019 we spent $0.9 million, $0.9 million and $0.3 million respectively on Property, Plant & Equipment related to our sites. Additionally, in 2021 we spent $0.6 million in software and development costs related to software designed for use in our labs.
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
B. Business Overview
Renalytix is focused on optimizing clinical management of kidney disease to drive improved patient outcomes and lower healthcare costs. KidneyIntelX, our first-in-class in vitro
diagnostic platform, employs a proprietary algorithm that combines diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from electronic health record, or EHR, systems, to generate a unique patient risk score. This patient risk score enables prediction of progressive kidney function decline in chronic kidney disease, or CKD, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk. CKD affects approximately 37 million individuals in the United States, significantly impacting their quality of life and, according to the United States Renal Data System’s 2019 Annual Data Report, resulting in Medicare spending of over $120 billion per year. In response to this substantial kidney disease burden, a U.S. Presidential Executive Order on Advancing American Kidney Health was issued in July 2019 to support change in kidney disease care. We believe we are well-positioned to help meet this urgent medical need with KidneyIntelX, a laboratory developed test, or LDT, initially indicated for adult patients with type 2 diabetes and existing CKD, which is referred to as diabetic kidney disease, or DKD. KidneyIntelX has already been granted a common procedural terminology, or CPT, code, national Medicare pricing, a testing contract with the U.S. Federal Government, contracts with 27 state Medicaid programs and positive coverage determinations from 20 regional and local health insurance payors. Further, it has been granted breakthrough device designation from the U.S. Food and Drug Administration, or the FDA. Building on these significant reimbursement and regulatory milestones, we believe our population health-based business model, which includes partnerships with healthcare systems, such as Mount Sinai Health System, and commercial launch within the Veterans Health Administration System will help facilitate commercial adoption of KidneyIntelX in the United States. Kidney disease is a worldwide public health crisis, resulting in more deaths per year than breast or prostate cancer. The National Kidney Foundation, or the NKF, estimates that one-third of adults in the United States are at risk of developing kidney disease. Advanced kidney disease is generally not reversible and, once the disease progresses to kidney failure, the only available treatments are long-term dialysis and kidney transplant. In 2018, more than 783,000 patients had end-stage kidney disease, or ESKD, with more than 554,000 requiring dialysis at least three times a week. More than 131,000 patients begin dialysis each year to treat ESKD. Once on dialysis, patients typically experience a five-year
mortality rate of up to 65%, about the equivalent rate for brain cancer. Furthermore, transplants are expensive and uncertain. As of July 2019, nearly 80,000 Americans were on the waiting list to receive a kidney transplant and six patients die in the United States while waiting for a kidney transplant every day.
Moreover, the kidney disease crisis is continuing to grow along with the increased prevalence of contributing risk factors. One of the most significant risk factors for developing CKD is diabetes. It is estimated that there are approximately 12.6 million adults with DKD in the United States, and DKD is the most common cause of ESKD in most developed countries. Obesity is believed to account for 80% to 85% of the risk of developing type 2 diabetes. The worldwide prevalence of obesity nearly tripled between 1975 and 2016. Further, according to a 2019 study from the Harvard T.H. Chan School of Public Health, by 2030, it is estimated that about half of the U.S. adult population will be classified as obese and about a quarter as severely obese. This significant projected increase in the prevalence of obesity is expected to continue to drive an increase in diabetes, CKD, DKD and ESKD.
Managing a CKD population of this scale and the associated healthcare spending presents a unique healthcare system challenge, requiring a solution that provides a clearer understanding of clinical risk tied to specific guideline-driven clinical recommendations. The ability to predict which patients will experience progressive kidney function decline, which includes rapid kidney function decline, or RKFD, sustained significant decline in kidney function, kidney failure, initiation of long-term dialysis or kidney transplant, is critical to changing patient outcomes and health economics. Current methods for risk stratification of patients with CKD lack sufficient precision in predicting progressive kidney function decline, especially at earlier stages of the disease. This can exacerbate the occurrence of unexpected and expensive clinical events. In fact, up to 38% of patients with CKD initiate dialysis with little or no prior clinical specialist consultation, and up to 63% of patients with CKD initiate dialysis in an unplanned fashion with a central venous catheter and/or during emergency hospitalization, which we refer to as “dialysis crash.” This highlights the need for an early mechanism to identify potential instances of rapidly progressing CKD before it becomes critical to the patient’s health and costly to healthcare providers. In our clinical validation studies in patients with DKD, KidneyIntelX more accurately identified and segmented patients into three risk categories (low, intermediate and high) when compared to clinical models, including the current standard of care, the KDIGO risk stratification algorithm. When guideline-recommended urine albumin to creatinine ratio testing was performed, the positive predictive value (PPV) for progressive decline in kidney function was 69% for those scored as high-risk by KidneyIntelX versus the 40% identified as highest-risk by KDIGO categorization. This is a 72% improvement compared to standard of care. In addition, only 7% of those scored as low-risk by KidneyIntelX experienced progression (i.e., negative predictive value of 93%). Lack of ability to accurately predict which patients are at higher risk has led to strained clinician resources, inadequate referrals to clinical specialists and suboptimal treatment of DKD, resulting in significant patient suffering and diminished quality of life.
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
We believe that the utilization of KidneyIntelX across large patient populations will have a significant impact on overall healthcare costs. Health economic benefits are projected to be derived from three key areas of benefit: (1) slowing progression to the next stage of CKD, (2) delaying or preventing progression to ESKD and the need for dialysis or kidney transplant and (3) avoiding dialysis crashes. By deploying our proprietary algorithm in a clinically validated, in vitro
diagnostic test, KidneyIntelX is able to help predict which patients will experience progressive kidney function decline within a five-year timeframe, equipping physicians with the information they need to properly assess risk and stratify patients, more efficiently allocate treatments and clinical resources for high-risk patients, and intensify or pivot treatment over time as a patient’s risk evolves. We have partnered with Boston Healthcare Associates, or BHA, to develop a health economic model analyzing the cost and care pathway for patients with DKD at all stages of the disease and the potential cost savings of implementing and utilizing KidneyIntelX. According to the BHA study, based on the Medicare price of $950 per reportable test, KidneyIntelX would generate a positive return for health insurers in 12-24 months and deliver a cost savings of up to $1.1 billion over five years per 100,000 patients with DKD.
Several federal policy and economic events, including the U.S. Presidential Executive Order on Advancing American Kidney Health issued in July 2019 and recent changes in U.S. reimbursement law, are helping disrupt the kidney disease clinical and commercial environment and highlighting the pressing need for solutions such as KidneyIntelX. We believe this shift will benefit us as we continue to expand our insurance payor coverage, pursue clearance from the FDA for KidneyIntelX, and seek to leverage partnerships with healthcare systems and relevant payors to drive commercial adoption. We have already achieved a number of reimbursement and regulatory milestones critical to these goals, including:

•
the grant of a government-wide contract in April 2021 by the U.S. General Services Administration for KidneyIntelX testing services at $950 per reportable result, which applies to more than 140 U.S. government departments, agencies and affiliates, including the U.S. Veterans Administration, Department of Defense military branches (Army, Navy, Air Force and Marines) and Indian Health Services;

•	initiation of local coverage determination processes with Medicare contractors in New York and Utah regions;

•	becoming an accepted provider in 27 Medicaid state programs, with additional applications pending;

•	receiving a KidneyIntelX positive coverage determination by one of New York State’s largest not-for-profit health insurance companies with over 1.5 million members;

•	receiving a CPT code for KidneyIntelX, which can be used to report the use of KidneyIntelX to private and public payors throughout the United States for reimbursement;

•
the Centers for Medicare & Medicaid Services, or CMS, including KidneyIntelX on the Final 2020 Clinical Laboratory Fee Schedule, or CLFS, and setting the national price for KidneyIntelX at $950 per reportable test;

•	Positive coverage determinations from 20 regional and local private insurance payors including Capital District Physicians’ Health Plan, Inc. and Blue Cross Blue Shield;

•
Secured Medicare Provider Transaction Access Number, or PTAN, from both National Government Services (NGS) and Noridian Healthcare Solutions, the regional Medicare Administrative Contractors with responsibility for overseeing laboratory facilities and providers located in the northeastern and western United States, respectively, which qualifies us as a provider and allows us to bill for services provided to patients with Medicare and Medicaid health insurance coverage in the United States from both our New York City and Salt Lake City laboratories;

•	the FDA granting breakthrough device designation for KidneyIntelX;

•
receiving a Clinical Laboratory Improvement Amendments, or CLIA, Certificate of Registration for our newly established commercial laboratory operation in Salt Lake City, Utah, which we believe will support scale-up test volumes, optimize processing costs and accelerate payor coverage determinations;

•
receiving a clinical laboratory permits from the states of New York, California and Pennsylvania to provide commercial testing of KidneyIntelX. With licensed CLIA commercial laboratories in Utah and New York, we can now provide KidneyIntelX testing services in all 50 states; and

•	submitting filing to FDA seeking De Novo marketing authorization for KidneyIntelX.
We plan to deploy KidneyIntelX to patient populations with DKD on a regional basis through partnerships with healthcare systems and insurance payors that provide coverage to those healthcare systems’ patients and nationally through the Veterans Health System under our GSA contract. We are building integrated partnerships with healthcare systems and engaging their clinical leadership teams to initiate and deploy our solution. Integration of the KidneyIntelX software platform with healthcare providers’ EHR systems enables seamless electronic test ordering and score reporting.
Our executive team has an average of 25 years’ experience in different professional disciplines including bioinformatics, digital health, data security, market access, commercial operations, medical affairs, insurance reimbursement, FDA regulation and International Organization for Standardization, or ISO, quality management systems, population health, clinical medicine, finance and health economics. We believe the integration of such diverse experience is essential to understanding the complex dynamics of deploying a new technology into the highly regulated world of patient clinical care, and we have assembled our team specifically with this multi-disciplinary approach in mind.
We also benefit from the extensive experience of our board of directors, our clinical investigators and medical advisory board of world-leading experts in kidney disease from Mount Sinai Health System, the Harvard Medical School, the Harvard School of Public Health, Johns Hopkins Medicine, University of Chicago, University of Washington, Wake Forest University and the National Kidney Foundation.
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
In September 2021, we and Mount Sinai announced scaled-up implementation of the KidneyIntelX early-stage risk assessment testing and care management program across primary care and specialty clinician networks under a real-world evidence development program for patients with DKD. Before the end of 2021, Mount Sinai expects to provide KidneyIntelX testing and downstream care management at a rate of 300 patients per week with approximately 6,000 eligible patients tested.
Agreements with Laboratory Corporation of America and a national medical logistics provider were established to support sample collection at five patient service centers servicing Mount Sinai patients. We intend to scale this process with laboratory service providers and logistics providers across multiple territories in the United States to ensure patient blood samples can be efficiently and securely delivered to Renalytix laboratories in New York, New York and Salt Lake City, Utah.
Additional Commercial Partnerships
In January 2021, we entered into a partnership with DaVita (NYSE: DVA) for a program aimed at slowing disease progression and improving health outcomes in CKD patients by enabling earlier intervention for patients with early-stage kidney disease through actionable risk assessments and end-to-end care management. After risk stratification using KidneyIntelX, program patients identified as intermediate- and high-risk will receive care management support through DaVita’s integrated kidney care program.
In February 2021, we entered into a partnership with the University of Utah to implement KidneyIntelX in combination with a range of advanced clinical management solutions to optimize patient care and drive towards improved outcomes system-wide at University of Utah Health, which serves millions of patients in six states. Core to this partnership is the implementation of care navigation and pharmacy programs, behavioral and health economic assessments, together with data-driven analytics. KidneyIntelX will be deployed directly into the EHR system at University of Utah Health, enabling access to more than 1,700 clinicians for seamless test ordering and patient risk score reporting as part of the standard clinical workflow.
In May 2021, we entered into a partnership with Atrium Health, Wake Forest Baptist Health and Wake Forest School of Medicine to implement an advanced clinical care model to improve kidney health and reduce kidney disease progression and kidney failure. Through these partnerships, KidneyIntelX access will be enabled to primary care physicians, endocrinologists, nephrologists and care teams in 37 hospitals and more than 1,350 care locations across the Carolinas and Georgia.
Clinical Evidence Publications and Presentations
During fiscal year 2021 and in the post-period, several publications and presentations supporting KidneyIntelX were disseminated, including:

•
peer-reviewed publication in Diabetologia demonstrating KidneyIntelX more accurately predicted progressive kidney function decline and kidney failure in a multi-center, diverse cohort of 1,146 type 2 diabetes patients with early-stage (stages 1, 2, and 3) kidney disease versus the current standard of care;

•
data presented at World Congress of Nephrology (WCN) showing that the KidneyIntelX algorithm published in Diabetologia and currently deployed commercially accurately predicted progression of diabetic kidney disease (DKD) in a multinational cohort from the CANagliflozin CardioVAScular Assessment Study (CANVAS) with early-stage DKD (stages 1-3);

•
data presented at the American Diabetes Association (ADA) Annual Scientific meeting from the CANVAS trial demonstrating KidneyIntelX can be effective at monitoring therapeutic response and improvements in kidney health over time in adults with type 2 diabetes;

•	peer-reviewed submission accepted by American Journal of Nephrology summarizing the aforementioned findings presented at the WCN and ADA from the analyses in the CANVAS clinical trial cohort; and

•
peer-reviewed publication in Journal of Medical Economics supports payer coverage for early-stage risk assessment and care management in the primary care office; projects significant savings from KidneyIntelX testing at primary care level.

Submission to FDA seeking clearance of KidneyIntelX
We filed a submission seeking clearance of KidneyIntelX with the U.S. Food and Drug Administration, or FDA, in August 2020. This FDA filing builds on our regulatory and commercialization program, which includes our June 2020 announcement that the New York State Department of Health has issued a clinical laboratory permit for commercial clinical testing of KidneyIntelX (and subsequent certification from the state of California). In May 2019, we announced that KidneyIntelX was granted Breakthrough Device designation by FDA, the first such designation for an artificial intelligence-enabled in vitro
diagnostic for kidney disease publicly announced by any company. We are now seeking FDA clearance for the intended use of KidneyIntelX, in conjunction with clinical evaluation, as an aid to further assess the risk of progressive decline in kidney function within a period of up to five years in patients over the age of 21 with type 2 diabetes and existing CKD. Patients with CKD and type 2 diabetes account for approximately 25-30% of the estimated 37 million U.S. patients with CKD. Performance data we provided in our De Novo FDA 510(k) submission was based on a multi-center validation study of more than 1,100 patients that demonstrated that KidneyIntelX accurately identifies patients with type 2 diabetes in CKD stages 1, 2 and 3 who are at highest risk of progressive decline in kidney function and/or kidney failure.
As has been experienced broadly across the diagnostics industry, KidneyIntelX has had a prolonged review since our De Novo submission in August of 2020 due to FDA staffing challenges and continued prioritization of a significant number of COVID related Emergency Use Authorization submissions. FDA is not currently meeting its 150-day De Novo review goal in MDUFA IV due to “considerable increases in COVID19 activities” across all industry categories. We are committed to working collaboratively and expeditiously with the FDA and continue to provide additional information, clarification and supplemental analyses related to our novel KidneyIntelX design as requested. While we will continue to decline providing a forecast for FDA timing, we are confident that KidneyIntelX will receive FDA De Novo marketing authorization given our interactive dialogue to date, and that Fiscal 2022 commercial objectives remain on track.
Pharmaceutical partnerships
We have announced an innovative partnership with AstraZeneca (LSE/STO/NYSE: AZN). We are collaborating with AstraZeneca to develop and launch precision medicine strategies for cardiovascular, renal and metabolic diseases. The first stage in the collaboration is examining the uptake of, and patient adherence to, treatments for diabetes as well as common complications of CKD, including hyperkalemia and anemia. This will provide key insights into the impact of the KidneyIntelX platform to optimize utilization of therapeutics in CKD under current standard of care protocols. Importantly, this collaboration extends the potential impact of KidneyIntelX to populations beyond the first indicated use, DKD, that is approved with New York State and under breakthrough review with the FDA. Hyperkalemia affects approximately 10-20% of patients with CKD or chronic heart failure. Anemia affects 15% of patients with CKD, and nearly 50% of individuals with advanced CKD.
We believe that this approach will accomplish the following: 1) help improve physician uptake and patient adherence to existing and novel therapeutics such as potassium-binding therapeutics and other approved products in CKD through early identification of previously hidden high-risk patient groups; 2) help accelerate patient identification and recruitment for clinical trials; and 3) complement commercialization efforts with outcomes from KidneyIntelX results.
In December 2020, we entered into a master services agreement with AstraZeneca for future services of this nature, and we plan to pursue further collaborations with pharmaceutical companies with the goal of improving guideline-based standard-of-care for optimal utilization of existing and novel therapeutics using the KidneyIntelX testing platform.
Verici Dx (FractalDx) spin-off
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
On March 3, 2020, we announced that our board of directors was considering options for the spin-off of FractalDx to provide the opportunity to secure separate financial and management resources for the FractalDx portfolio, with the goal of enabling accelerated development of FractalDx products and achievement of commercial milestones. In April 2020, we created a wholly owned subsidiary, Verici Dx Limited, for purposes of the FractalDx spin-off. In May 2020, we transferred the in-licensed FractalDx technology and associated assets to Verici Dx. The reduction of share capital necessary to implement the FractalDx spin-off was approved by our shareholders at a general meeting held on May 15, 2020 and confirmed by the High Court in England and Wales on June 9, 2020. Our board of directors declared the distribution of shares to effect the FractalDx spin-off on July 7, 2020, and the distribution occurred on July 10, 2020.
We announced on July 8, 2020 that the share capital of Verici Dx had been re-designated into 59,416,134 A Shares of £0.001 each and one golden share of £0.001 (the “Golden Share”) and that Renalytix would retain the Golden Share and its associated controlling voting rights. Subsequent to that announcement, we entered into a declaration of trust whereby Renalytix plc has declared that it holds the Golden Share as nominee and on trust for Fergus Fleming, Erik Lium, James McCullough, Christopher Mills, Barbara Murphy and Chirag Parikh, the Directors of Renalytix, and accordingly the Company itself has no ongoing beneficial interest in Verici Dx shares This triggered a reconsideration event for ongoing consolidation of VericiDx and since the Company was still the primary funding source for VericiDx, the Company continued to hold a controlling financial interest in VericiDx and continued to consolidate VericiDx. Consequently, the Company recognized noncontrolling interest of $1.6 million to reflect VericiDx’s distribution of A Shares and the Golden Share.
On November 3, 2020, VericiDx completed an initial public offering on AIM and raised gross proceeds of £14.5 million (“VericiDx IPO”). The VericiDx IPO resulted in the Company no longer having a controlling financial interest in VericiDx as the Company was no longer VericiDx’s primary funding source. The Company owned 6.94% of the ordinary shares of VericiDx at June 30, 2021. VericiDx previously issued the Company an aggregate of $2.5 million in convertible loan notes which reflected the $2.0 million consideration for the FractalDx assets and $0.5 million of additional funding the Company provided VericiDx through October 28, 2020. Prior to the VericiDx IPO, on October 28, 2020, the Company gave notice to convert the aggregate outstanding $2.5 million convertible loan notes into 9,831,681 ordinary shares of VericiDx. As a result of the VericiDx IPO, the Company deconsolidated VericiDx from the consolidated financial statements of the Company as of that date and recognized a gain of $46,000 within other (expense) income in the consolidated statements of operations and comprehensive loss for the year ended June 30, 2021.
Our strategy
Our goal is to lower healthcare costs and improve patient quality of life by transforming the paradigm for kidney disease risk assessment and clinical management through our KidneyIntelX platform. To achieve this goal, we plan to:

•
Continue to Build Integrated Partnerships with Healthcare Systems on a Population Health Basis.
We are focused on building partnerships with healthcare systems and the engagement and support of their clinical leadership teams, which will enable us to efficiently initiate and deploy our solution to patient populations with DKD. A key aspect of this is technical integration of the KidneyIntelX software platform with healthcare systems’ EHR systems and clinical workflow. In September 2020, we announced the launch of our partnership with Mount Sinai Health System, including initiation of patient testing. Integrated partnerships such as this are designed to allow KidneyIntelX to be deployed directly to patient populations and their treating clinicians in a cost- efficient and timely manner. We are engaging with multiple healthcare institutions and national payors regarding additional partnership opportunities.

•
Actively Market KidneyIntelX in Veterans Health Administration
.
Following our 10-year government-wide contract provided in April 2021 by the U.S. General Services Administration for KidneyIntelX testing services at $950 per reportable result, we are now staffing sales and support teams and establishing enabling infrastructure to deploy KidneyIntelX at Veterans Health Administration. The Veterans Health Administration is America’s largest integrated health care system, providing care at 1,293 health care facilities, including 171 medical centers and 1,112 outpatient sites, serving nine million enrolled veterans each year. The veteran population has an approximately one-third higher chronic kidney disease and DKD prevalence than the general population, which has been attributed to the significant multi-morbidity and higher mean age in this group. The economic costs for providing healthcare for Veterans with kidney disease are high and are increasing at a rapid rate. Excluding costs associated with dialysis, $17.9 billion was spent on care for Veterans with CKD in 2014. New VHA Directive 1053, distributed on March 17, 2020, established policy to improve prevention, early recognition, and management of CKD in VA medical facilities. An update to the VA/DoD Clinical Practice Guideline for the Management of CKD released in 2019 identified the need for accurate risk assessment in patients with early-stage kidney disease. KidneyIntelX and associated care management tools provide information that is essential to realizing the directive’s goals for appropriate pharmacy management, promoting communication and collaboration between care providers, particularly between nephrologists and primary care physicians and developing a patient-centered plan for treatment and education about kidney disease.

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

•
Continue to Pursue Medicare Coverage.
Following the receipt of national Medicare pricing at $950 per reportable test for KidneyIntelX in January 2020, we are actively pursuing multiple distinct pathways for Medicare coverage, which would expedite the claims payment process. We estimate that Medicare currently provides insurance coverage for approximately 14 million patients with CKD, an estimated 40% of which have DKD.

In January 2021, the U.S. Centers for Medicare & Medicaid Services (CMS) announced the Medicare Coverage of Innovative Technologies, or MCIT, rule, which could have accelerated national Medicare coverage under certain conditions. Following a subsequent delay in the implementation of the final rule, CMS issued a proposal to repeal the final rule prior to implementation on December 15, 2021. CMS stated that it believes there are other ways to achieve the goal of providing innovation and access to important new technologies including future policies and potential rulemaking. CMS is now reviewing comments received during the open public comment period. Independent of MCIT, Renalytix has continued to develop clinical evidence to support Medicare coverage at the local level from a Medicare Administrative Contractor (MAC), which it could receive as early as mid-calendar 2022. Coverage from a MAC would allow for Medicare reimbursement at $950 for any Medicare beneficiary in the United States receiving KidneyIntelX testing.

•
Obtain FDA Clearance of KidneyIntelX to Further Drive Commercial Adoption in the United
States.
While not required for commercialization as an LDT, we are seeking marketing authorization from the FDA through the De Novo pathway as part of our strategy to produce a product capable of becoming the new, long-term standard of care for patients with CKD. We have designed KidneyIntelX under a quality-controlled product development process to support our FDA clearance application, and to take advantage of the dynamic capability of machine learning applied to large datasets through regulated, versioned product releases. KidneyIntelX was granted breakthrough device designation from the FDA in May 2019. In addition, we believe that preparing for and potentially obtaining FDA clearance could support our eventual efforts to obtain regulatory approvals of KidneyIntelX in the United Kingdom, European Union, China and other major global market territories, provide support for the adoption of KidneyIntelX across clinical disciplines and assist with the establishment of private third-party and government-based reimbursement.

•
Build Substantial Repository of Kidney Disease-Related Data.
We are building a repository of kidney disease-related data for the development of progressive KidneyIntelX product versions and additional artificial intelligence-powered clinical applications. We are designing applications to examine disease patterns in large patient populations and to optimize clinical care navigation and management effectiveness. These developments are underpinned by the goals of driving patient and physician behavior changes and ultimately improving patient outcomes. Access to current and historical patient data, combined with the ability to analytically and clinically validate study results in a quality-controlled framework, provides us with a powerful product development platform. Moreover, the depth, specificity and quality of data is of paramount importance to developing solutions with demonstrated clinical utility across a range of practice specialties and patient demographics, and securing access to this data is central to our strategy of demonstrating both short- and long-term impact on patient outcomes and health economics. We have tested this capability in our clinical validation studies involving stored specimens from over 1,500 patients with DKD from the Mount Sinai Health System and University of Pennsylvania Health System biobanks. As we continue to build our data repository, we believe our predictive capabilities will continue to improve, and we expect that we will have the most comprehensive kidney disease data repository geared toward early identification of high- risk patients and optimization of care pathways.

•
Expand
Our Product Portfolio.
We believe there are significant opportunities to expand our technology platform through incremental version releases of KidneyIntelX as well as through extending the KidneyIntelX platform into new applications into additional populations of CKD patients beyond those with diabetes, including repeat testing to monitor changes in risk and therapeutic response and other CKD subtypes, including patients of African ancestry with the
APOL1
high-risk genotype. We also intend to develop solutions for use in other large chronic disease patient populations, like CKD associated cardiovascular disease. KidneyIntelX has been designed within a regulated, manufacturing-quality environment to allow us to take advantage of the dynamic nature of machine learning to improve product performance through a sequence of controlled version releases. We believe that our product development approach, which is based on a quality systems framework following FDA’s Quality System Regulations and the ISO guidelines applicable to medical devices, will enable our KidneyIntelX platform to rapidly generate exponential data growth and new clinical use cases, with a clearer path to achieving the regulated and reimbursed introduction and subsequent product improvements of an artificial intelligence-powered in vitro
diagnostic.

•
Real World Evidence Program
.
Through our growing number of health system partnerships, pharmaceutical collaborations and payor models, we are creating a comprehensive real-world evidence (RWE) and data generation program including the previously announced programs at Mount Sinai, Wake Forest / Atrium Health and Utah Health. The primary objective of demonstrating the clinical and economic impact of KidneyIntelX informed care management in large populations and we expect to expand the scale of this program with extensive publication and dissemination of the results. Additionally, through these Institutional Review Board (IRB)-approved and patient consented studies we will be amassing a vast biorepository of urine, blood and DNA samples (already planned to exceed

10,000 patients) linked to comprehensive longitudinal patient data which will help accelerate the development of diagnostic products and data solutions for kidney disease and related complications and co-morbidities.

Importantly, we are actively pursuing opportunities to leverage the KidneyIntelX platform and this unique RWE program focused on chronic condition management at primary care to other indications, most notably, kidney disease associated cardiovascular disease, heart failure and liver disease.
A further significant value creation aspect of our RWE program is the enablement and deployment of our comprehensive digital health and data strategy. This program provides an invaluable access to users and insights that inform the features we are building into our digital technology and data platforms.

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

We believe KidneyIntelX is a powerful, actionable prognostic tool that can inform clinical pathways to slow the progression of kidney disease and potentially prevent the occurrence of progressive kidney function decline such as kidney failure and the need for long-term dialysis or kidney transplant. We are building a body of evidence through clinical validation studies and patient data generation to demonstrate that accurate and early identification of high-risk patients, coupled with guidelines-driven clinical recommendation designed to maximize patient treatment and compliance, can have a measurable positive impact on patient quality of life and significantly lower healthcare costs. By involving a broad range of expert clinical opinions, testing a growing number of patient samples, consulting closely with clinical society and patient advocacy organizations, partnering with healthcare systems and payors and developing a detailed understanding of the clinical practice environment, we believe KidneyIntelX will help ease suffering and improve outcomes for patients living with DKD.
Our competitive strengths
The KidneyIntelX platform has the following key strengths:

•
Novel Bioprognostic
™
 Platform Incorporating Biomarkers and Health Record Features Analyzed with a Machine Learning Algorithm to Assess the Risk for Kidney Disease Progression
. KidneyIntelX is the first machine learning enabled
in vitro
diagnostic with the ability to identify patients at risk of progressive kidney function decline while in the earlier stages of DKD, when costs and outcomes can be better controlled.

•
Large and Growing Addressable Market
.
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

•	Achievements in Reimbursement and Coverage . KidneyIntelX has received national Medicare pricing and multiple private insurance payor positive coverage determinations. We believe these positive outcome are the result of several factors: (1) our rigorous approach to a product development and the market access process, (2) significant changes in U.S. reimbursement law with the full implementation of the Protecting Access to Medicare Act, and (3) global improvements in kidney disease policy management, including the U.S. Presidential Executive Order on Advancing American Kidney Health issued in July 2019.

•
Economic Health Benefits
. We have designed KidneyIntelX to provide accurate, real-time, actionable results for patients and physicians while reducing costs and promoting improved health economics for patients, physicians, healthcare systems and payors. Health economic benefits are projected to be derived from three key areas: (1) slowing progression to the next stage of CKD, (2) delaying or preventing progression to ESKD and the need for dialysis or kidney transplant and (3) avoiding dialysis crashes. By deploying our proprietary artificial intelligence-enabled algorithm in a clinically validated, in vitro
diagnostic test, KidneyIntelX is able to help predict which patients will experience progressive kidney function decline within a five-year timeframe, equipping physicians with the information they need to properly risk stratify patients, more efficiently allocate treatments and allocate clinical resources for high-risk patients, and intensify or pivot treatment over time as a patient’s risk evolves. According to a study conducted by BHA, based on the Medicare price of $950 per reportable test, KidneyIntelX would generate a positive return for health insurers in 12-24 months and deliver a cost savings of up to $1.3 billion over five years per 100,000 patients with DKD.

•
Partnered Business Model at Population Health Level
. We have begun to deploy KidneyIntelX to patient populations with DKD on a regional basis through partnerships with healthcare systems (including Mount Sinai, University of Utah, Atrium Health, Wake Forest Baptist Health and Wake Forest School of Medicine) and insurance payors that provide coverage to certain healthcare systems’ patients. KidneyIntelX has had the support of clinical and population health leadership, with the primary focus of quickly and efficiently deploying an effective prognostic solution to their DKD patients. As a result, we believe KidneyIntelX will be able to reach and potentially benefit significant patient populations without employing a large, traditional sales force on a provider-level basis at those health systems. In addition, integration of the KidneyIntelX software platform with healthcare providers’ EHR systems enables seamless electronic test ordering and score reporting.

•
Partnership with Mount Sinai Health System.
Our company was founded through a collaborative effort with Mount Sinai Health System, one of our significant shareholders and our partner for the first clinical roll-out of KidneyIntelX. Mount Sinai Health System encompasses the Icahn School of Medicine at Mount Sinai and eight hospital campuses in the New York metropolitan area. It is a pioneer in kidney health and devoted to discovering causes, prevention and treatment of kidney disorders. Our collaborative clinical research studies with Mount Sinai utilize the Mount Sinai Bio
Me
biobank. Bio
Me
is designed to enable researchers to conduct genetic, epidemiologic, molecular and genomic studies using research specimens from consented participants, which are linked with each participant’s de-identified health information. All Bio
Me
participants have consented to allow their de-identified data and samples to be used for research purposes. As of January 2020, the Bio
Me
biobank had over 52,000 participants. For KidneyIntelX, this has allowed us to conduct rapid prospective validation of our platform using samples banked at “time zero” (i.e. time of sample collection), prior to the occurrence of progressive kidney function decline. In September 2020, we announced the initiation of clinical testing at the Mount Sinai Health System, and in September 2021, we announced the planned scale-up of testing with a targeted testing run rate of 300 DKD patients per week with approximately 6,000 eligible patients to be tested.

•
Regulatory-compliant Versioning Approach
. KidneyIntelX is designed as a scalable platform that can be optimized and deployed into clinical use on a validated-version by validated-version basis. Because we are operating as the Manufacturer of Record, KidneyIntelX is designed and manufactured under an in vitro
diagnostics, quality-controlled process following FDA requirements and ISO guidelines. As a result, and with support from recent FDA policy initiatives, KidneyIntelX may conduct a version-controlled process to optimize algorithmic performance and expand clinical indications on an iterative basis. We believe this regulatory framework could potentially provide KidneyIntelX with the following competitive advantages: (1) more rapid machine-learning algorithm optimization as additional biomarker and patient EHR data are aggregated at a logarithmic rate, (2) a simplified pathway to expanded indications for use, including therapeutic drug response monitoring, and (3) more personalized patient diagnostic information as the heterogeneity of data density is better analyzed.

•
Kidney Disease Data Repository
. As a result of our partnered business model at a population health level, we anticipate that we will have the opportunity to build the most comprehensive de-identified kidney disease data repository geared toward early identification of high-risk patients and optimization of care pathways. Further, our partnerships with relevant insurance payors increases the visibility and the potential cost/benefit economics of KidneyIntelX. As we expand coverage, we believe that the velocity of data aggregation will continue to increase, leading to greater KidneyIntelX fidelity and therefore greater competitive barriers to entry.

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
CKD, also called chronic kidney failure, is the loss of kidney function over time. Advanced kidney disease is generally not reversible. There are five stages of CKD, from mild kidney damage in Stage 1 to complete kidney failure in Stage 5. The stages of kidney disease are based on how well the kidneys can filter waste and extra fluid out of the blood, as measured by an individual’s estimated glomerular filtration rate, or eGFR. The estimation of GFR is derived from a routine blood test for creatinine, a waste product in blood. When CKD reaches an advanced stage (e.g., Stage 4), dangerous levels of extra fluid, electrolytes and wastes can build up in the body. An eGFR of 60 mL/min/1.73m
2
or more is considered normal function, but is classified as Stage 1 or 2 CKD if there is other evidence of kidney damage based a urinary albumin creatinine ratio, or uACR, of ☐ 30 mg/g. Albumin is a protein made by the liver that helps keep fluid in the bloodstream and albuminuria, or the presence of too much albumin in an individual’s urine, is a sign that the kidneys are not functioning properly. As a patient’s disease progresses, the eGFR will decrease and uACR will typically increase. An eGFR of less than 15 mL/min/1.73m
2
indicates a patient is in Stage 5, the last stage of CKD, which is kidney failure or ESKD. ESKD is fatal without long-term dialysis or a kidney transplant.

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
In 2018, more than 783,000 patients had end-stage kidney disease, or ESKD, with more than 554,000 requiring dialysis at least three times a week. More than 131,000 patients begin dialysis each year to treat ESKD. The incidence and prevalence rates of ESKD are projected to increase significantly as set forth in the graph below.

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
Significant healthcare system costs associated with CKD
According to the United States Renal Data System’s 2019 Annual Data Report, Medicare spends over $120 billion per year, or over 20% of its total budget, on the treatment of CKD, including approximately $36 billion for the treatment of patients with ESKD. Treatment for kidney disease consumes 6.7% of the total Medicare budget to care for less than 1% of the covered population. In the United States, hemodialysis costs approximately $90,000 per patient per year and a kidney transplant costs approximately $260,000, with annual follow-up costs averaging approximately $40,000. According to the NKF, more than two million people worldwide are treated with dialysis or kidney transplants, making CKD a global public health crisis.
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
Market opportunity
Our goal is to improve quality of life and lower healthcare costs by transforming the paradigm for kidney disease risk assessment and clinical management through our KidneyIntelX platform. We believe the use of KidneyIntelX will drive improved patient outcomes and significantly lower healthcare costs. According to the

CDC, in the United States alone, CKD affects approximately 37 million people and DKD, the most common type of CKD, affects approximately 12.6 million adults. Based on the CMS national price for KidneyIntelX of $950 per reportable test, this represents a potential market opportunity of approximately $12 billion assuming one test per patient. The initial commercial launch version of KidneyIntelX is indicated for a subset of these patients, specifically patients 21 years of age or older with earlier stage DKD (Stages 1 through 3). We believe many patients will benefit from the use of KidneyIntelX for multiple tests throughout the course of treatment to provide ongoing risk assessment, enabling care pathway optimization, escalation of treatment and long-term disease management. Further, published data suggests the population of patients that could benefit from our solutions will continue to grow along with the anticipated increase in the occurrence of type 2 diabetes, a significant risk factor for developing CKD, and obesity, the primary driver of type 2 diabetes. We also intend to extend KidneyIntelX application into additional populations of CKD patients beyond those with diabetes, including patients of African ancestry with the
APOL1
high-risk genotype.
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

•
For patients
, with CKD as a result of diabetes, obesity or other factors, early intervention can lower the risk of progressing to life-altering advanced disease, kidney failure, dialysis, suffering and diminished quality of life. Patients that are designated to be low- or intermediate-risk, requiring lower intensity of treatments, can continue care with their existing primary care physician or endocrinologist. For example, healthcare providers may be able to use a wider range of preventative and therapeutic measures such as dietary advice (optimizing intake of salt, proteins, fluids and supplements), lifestyle changes (weight management and smoking cessation) and medication. High-risk patients are able to receive appropriate referral to a specialist, increased monitoring intervals, improved awareness of kidney health, referral to dieticians, reinforcement of usage of antagonists of the renin angiotensin aldosterone system, and increased motivation to start recently approved medications, including SGLT2 inhibitors to slow disease progression. All of these factors can result in the delay or prevention of ESKD and may reduce the occurrence of dialysis crashes. In addition, earlier engagement with clinical specialists may also allow for more time to advise and educate patients about home-based dialysis and pre-emptive or early kidney transplant.

•
For primary care physicians and specialists
, KidneyIntelX provides an easy-to-understand, reportable patient risk score integrated with specific guideline-driven clinical recommendations designed to maximize patient treatment and compliance outcomes. Primary care physicians are empowered to continue to treat low-risk patients with actionable guidelines, and high-risk patients are appropriately referred to specialist care.

•
For insurance payors
, KidneyIntelX can help drive health economics gains over time by (1) slowing progression to the next stage of CKD, (2) delaying or preventing progression to ESKD and the need for dialysis or kidney transplant and (3) avoiding dialysis crashes. According to the BHA study, based on the Medicare price of $950 per reportable test, KidneyIntelX would generate a positive return for health insurers in 12-24 months and deliver cost savings of up to $1.1 billion over five years per 100,000 DKD patients.

•
For population health and clinical medicine departments
, KidneyIntelX provides a powerful diagnostic tool to stratify kidney disease populations into low-, intermediate- and high-risk categories applied to a continuous scale, enabling physicians to optimize the choice of treatment and allocation of clinical resources to benefit patient outcomes and health economics.

These benefits are primarily driven by the following:

•
Improved Patient Risk Stratification in Earlier Stage CKD.
The machine learning-enabled patient risk score generated by KidneyIntelX, unlike static CKD risk classification systems, is able to take into account the continuous values of key inputs, including eGFR and uACR (the two measures utilized by the KDIGO classification system), other kidney-related laboratory values (such as serum sodium, potassium, calcium, bicarbonate, urea nitrogen, phosphate and hemoglobin), physiologic variables (such as age, weight and blood pressure), and combine them with predictive blood-based biomarkers. In clinical studies, KidneyIntelX demonstrated the ability to more accurately identify potentially fast- progressing CKD in individuals with type 2 diabetes and those of African ancestry over current clinical practice. In addition to the individual features themselves, combinations and interactions of these features, called meta-features, can add to the predictive performance of the model and can be deployed in clinical practice for the first time.

•	Advanced Data Analytics for Earlier Stage CKD . The deployment of KidneyIntelX in the partnership model setting with healthcare systems and insurance payors presents an opportunity to improve

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
KidneyIntelX is initially indicated for patients 21 years of age or older with earlier stage DKD (Stages 1 through 3). The initial commercial launch version of KidneyIntelX will combine validated proprietary blood- based biomarkers and personalized patient data from EHR systems to generate a risk score unique to each patient, which is intended as an aid to assess the risk of progressive kidney function decline over a five-year timeframe. The test is not intended as a screening or stand-alone diagnostic. We believe that KidneyIntelX will be the first clinical-grade, quality-controlled and validated product to enable risk prediction in earlier stages of DKD.

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
APOL1
.
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

•
EHR Data Harmonization.
EHR data from different institutions can be entered and stored in different formats. To overcome this significant limitation, we have developed a proprietary machine learning- enabled algorithm that can convert the diverse data (specifically laboratory values and medication names) and map to a standardized template.

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

•
Machine Learning
. We use a proprietary machine learning-enabled algorithm to integrate the diverse inputs from biomarker data and harmonized EHR data to achieve increased predictive performance over the current metrics for prediction of kidney disease progression.

Patient-specific continuous risk score
The KidneyIntelX artificial intelligence-enabled algorithm integrates the composite of feature inputs into a continuous patient risk score, which is reported to the treating clinician on a scale from 0 to 100 and also categorized into low-, intermediate- and high-risk strata.

The graph below shows the probability of the composite kidney endpoint by quantile of the KidneyIntelX risk score in our multi-center validation study discussed below. The event rate of the composite kidney endpoint, which represents the five-year progression of disease, includes three categories of progressive kidney function decline: (1) RKFD, which is defined as eGFR decline of at least 5 ml/min/1.73m
2
/year, (2) sustained 40% decline in eGFR and (3) one of the following: (a) kidney failure, defined as a sustained eGFR < 15 ml/min/1.73m
2
, (b) long-term dialysis or (c) kidney transplant.

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

We anticipate that the kidney disease risk score will be provided to the clinician at the point-of-care through standard approaches for reporting, mobile device and/or the Renalytix provider portal. In addition, we plan to be able to provide the kidney disease risk score directly to patients via access to the Renalytix patient portal and patient-facing mobile device applications.
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
Clinical validation studies
We have completed two clinical validation studies using blood biobank facilities with integrated patient EHR data over a multi-year period from Mount Sinai Health System and University of Pennsylvania Health System. We also evaluated KidneyIntelX in an ongoing collaboration with University Medical Center Groningen, Netherlands in patients included in a completed large, randomized control trial for a novel treatment for DKD.
Completed clinical validation studies
The primary objective of each completed validation study was to accurately predict the rate of occurrence of progressive kidney function decline based on the KidneyIntelX risk score and probability-based categorical cutoffs, with results compared to standard clinical models. These studies measured the event rate of the composite kidney endpoint, which represents the progression of disease, and includes three categories of progressive kidney function decline over a five-year timeframe: (1) RKFD, which is defined as eGFR decline of at least 5 ml/min/1.73m
2
/year, (2) sustained 40% decline in eGFR and (3) one of the following: (a) kidney failure, defined as a sustained eGFR < 15 ml/min/1.73m
2
, (b) long-term dialysis or (c) kidney transplant. The following is a graphical representation of the study design for both of the validation studies:

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
45 ml/min/1.73m
2
from the Mount Sinai Bio
Me
biobank. Plasma levels of soluble TNFR1/2 and KIM-1 were measured and a series of supervised machine learning approaches were employed to combine the biomarker data with longitudinal clinical variables.
The following table presents a summary of key demographic data for patients in this study with type 2 diabetes and patients of African ancestry with the high-risk
APOL1
genotype:

	Patients with Type 2 Diabetes (n=871)		Patients of African Ancestry (n=498)
Mean Age (years)	61
	56
Median baseline estimated eGFR	74 ml/min/1.73m	2	83
ml/min/1.73m 2
Median uACR	13 mg/g		11
mg/g
Median follow-up (years)	4.6
	5.9
Median additional retrospective* data available (years)	2.3
	3.1

*	Prior to time zero (sample collection).

The observations in this study demonstrated that, in patients with type 2 diabetes or patients of African ancestry with the high-risk
APOL1
genotype, KidneyIntelX significantly improved prediction of eGFR decline or kidney failure over standard clinical models.
The observed composite kidney endpoint by deciles of risk with KidneyIntelX compared to the standard clinical models are shown in the figures below. For patients with type 2 diabetes, the KidneyIntelX area under receiver operator characteristic curve, or AUC, in the training set (80%, n=697) for the composite kidney endpoint was 0.81 (95% CI: 0.80 -0.82) and 0.77 (95% CI: 0.75 -0.79) in the test set (20%, n=174). By comparison, the clinical model had an AUC of 0.66 (95% CI: 0.65 -0.67) in the entire cohort (n=871).
For the patients with
APOL1
high risk genotype, the AUC for KidneyIntelX in the training set (80%, n=398) was 0.86 (95% CI: 0.84 -0.87) and 0.80 (95% CI: 0.77 -0.83) in the test set (20%, n=99). The clinical model had an AUC of 0.72 (95% CI: 0.71 -0.73) in the
APOL1
-HR cohort (n=498).
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
KidneyInteIX thresholds for the composite kidney endpoint with sensitivity, specificity, PPV and NPV for Type 2 Diabetes and
APOLI
high-risk populations in high- and
low-risk
strata

	Risk Cutoff	Sensitivity	Specificity	PPV	NPV
Type 2 Diabetes KidneyInteIX
Bottom 50%	0.192	0.82	0.59	0.38	0.92
Top 20%	0.444	0.5	0.89	0.58	0.86
Top 15%	0.555	0.4	0.93	0.62	0.84
Top 10%	0.707	0.29	0.96	0.68	0.82

Type 2 Diabetes Clinical Model
Bottom 50%	0.148	0.58	0.55	0.31	0.85
Top 20%	0.24	0.38	0.85	0.43	0.82
Top 15%	0.278	0.3	0.89	0.46	0.81
Top 10%	0.338	0.23	0.94	0.54	0.8

APOL 1 -HR KidneyInteIX
Bottom 50%	0.209	0.88	0.58	0.32	0.96
Top 20%	0.438	0.6	0.89	0.56	0.91
Top 15%	0.489	0.52	0.93	0.62	0.9
Top 10%	0.546	0.36	0.96	0.66	0.87

APOL 1 -HR Clinical Model
Bottom 50%	0.151	0.79	0.57	0.29	0.93
Top 20%	0.322	0.42	0.85	0.38	0.87
Top 15%	0.387	0.32	0.87	0.39	0.85
Top 10%	0.448	0.22	0.93	0.4	0.84

Validation Study 2—Mount Sinai Health System and University of Pennsylvania Health System
In our multi-center clinical validation study with Mount Sinai Health System and University of Pennsylvania Health System, completed in December 2019, we selected patients specifically with prevalent DKD (G3a-G3b, A1-A3 or G1-G2, A2-A3) and banked plasma patients from two EHR-linked biobanks, the Mount Sinai Health System Bio
Me
biobank and the Penn Medicine Biobank. We measured plasma levels of soluble TNFR 1/2 and KIM-1 at baseline with a high sensitivity, analytically validated assay. EHR data for patients was integrated and harmonized to ensure data consistency. Patients were randomly divided into a derivation, or train set, consisting of 686 patients, and a validation, or test set, consisting of 460 patients. A machine learning model was trained and performance assessed using standard metrics and compared to an optimized clinical model and current KDIGO risk categories.
We also compared KidneyIntelX to a published validated clinical model consisting of a regression equation for 40% eGFR decline prediction, including age, sex, race, eGFR, cardiovascular disease, smoking, hypertension, BMI, and UACR insulin use, diabetes medications, and glycated hemoglobin (or HbA1c).
The following table presents a summary of key demographic data for the DKD patients in this study:

	Patients with DKD (n=1,146)
Median baseline estimated eGFR	54 ml/min/1.73m	2
Median uACR	61 mg/g
Median follow-up (years)	4.3
Of these patients, 241, or 21%, experienced the composite kidney endpoint within the 5 year follow-up period. The risk model had an AUC of 0.77 (95% CI 0.74-0.79) with comparable AUC result in the validation set of 0.77 (95% CI 0.76-0.79) . By comparison, the AUC for an optimized clinical model was 0.62 (95% CI
0.61-0.63)
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
The net reclassification index for events into high-risk group for KidneyIntelX, compared to the KDIGO classification system, was 41% (p<0.05) .
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
Kaplan-Meier curves by risk strata for the endpoint of sustained 40% decline in eGFR or kidney failure in the validation set

Validation Study 3— Evaluation of KidneyIntelX in a randomized controlled clinical trial
We evaluated the performance of KidneyIntelX in 3,500 patients with type 2 diabetes from the CANagliflozin cardiovascular Assessment Study (CANVAS) in collaboration with University Medical Center Groningen, Netherlands. KidneyIntelX risk scores were calculated (blinded to outcome) on the 1325 participants in both the placebo and canagliflozin arms of CANVAS with DKD at the time of randomization. Blood samples for plasma TNFR1, TNFR2 and KIM-1 assays were obtained at baseline, 52, 156, and 312 weeks after randomization and measured on the high-performance electrochemiluminescence immunoassay on the Mesoscale Sector s600 instrument in the Renalytix laboratory in New York, NY, USA.

The collaborative study involves multiple components, including: (1) how effectively KidneyIntelX predicts which patients experience progressive decline in kidney function in both placebo and treatment arms; (2) whether KidneyIntelX can predict at baseline those most likely to benefit from treatment and (3) the effect of treatment on changes on the KidneyIntelX risk score over time.
Study population
Of the 1396 participants in the CANVAS trial with prevalent DKD, 1325 had available blood samples at baseline and 1019 had samples available at baseline and at 1 year. The mean age of the full study population was 64 years, 32% were female, mean eGFR was 65 mL/min/1.73 m
2
, and median UACR was 56 mg/g.
Association between baseline KidneyIntelX risk score with the composite kidney outcome
During a mean follow-up of 6.2 (5.8-7.3) years, 131 (9.9%) of the 1325 with baseline DKD experienced the composite kidney outcome. Using risk cutoffs from prior validation studies, the cumulative incidence of the composite kidney outcomes increased as KidneyIntelX risk scores increased (shown in
Fig. 1
). In terms of the KidneyIntelX risk strata, 41.7% of participants were classified as low risk, 43.8% were classified as intermediate risk, and 14.6% were classified as high risk. The corresponding incidence of the composite outcome was 3.1%, 10.9%, and 26.4% for low, intermediate, and high risk, respectively, with an overall risk ratio of 8.4 (95% CI: 5.0, 14.2) for the high-risk versus low-risk groups. In the canagliflozin arm, the corresponding incidence was 3.6%, 9.5%, and 23.0%, respectively, yielding a risk ratio of 6.0 (95% CI: 3.2, 11.3) for the high-risk versus low-risk groups. In the placebo arm, the corresponding incidence was 2.1%, 13.3%, and 32.4%, yielding a risk ratio of 15.6 (95% CI: 5.6, 43.6; shown in
Fig. 2
). By way of illustration for how KidneyIntelX can be incorporated into clinical practice, we compared the risk categorization to the KDIGO categorization based on eGFR and UACR, which stratified 69%, 23%, and 8% of the DKD population into “moderately increased risk,” “high risk,” and “very high risk,” with event rates of 7%, 17%, and 18% (relative risk [RR] of 2.5 [95% CI: 1.8, 3.6] overall for “very high risk” vs “moderately increased risk”; 2.3 [95% CI: 1.3, 4.2] in the canagliflozin arm; and 3.4 [95% CI: 1.5-7.5] in the placebo arm). The net reclassification index (continuous) for KidneyIntelX risk strata versus KDIGO risk strata was 0.342 overall, 0.227 for those who developed the composite outcome, and 0.115 in those who did not experience the composite outcome.

Figure 1. Cumulative incidence of the composite kidney outcome by continuous KidneyIntelX risk scores.

CI, confidence interval.
Fig. 2. Absolute and relative risk for kidney outcomes by KidneyIntelX vs. KDIGO.

RR, relative risk; CI, confidence interval.

P value test for heterogeneity between the relative risk for KidneyIntelX vs. KDIGO by the overall population and placebo and canagliflozin arms individually.
Effect of canagliflozin on eGFR slope by baseline KidneyIntelX risk strata
We examined the effect of canagliflozin versus placebo on chronic eGFR slopes by KidneyIntelX strata (shown in
Fig. 3
). The difference in eGFR slope for canagliflozin versus placebo by KidneyIntelX risk strata, was 0.66 mL/min/1.73 m
2
in low risk, 1.52 mL/min/1.73 m
2
in intermediate risk, and 2.16 mL/min/1.73 m
2
in high risk; p for interaction=0.15). The difference in eGFR slope for canagliflozin versus placebo in the high-risk KidneyIntelX stratum (2.16 mL/min/1.73 m
2
) was of greater magnitude when compared to the effect of canagliflozin versus placebo in the highest risk KDIGO stratum (1.31 mL/min/1.73 m
2
; p<0.001; shown in
Fig. 3
).
Fig. 3. Absolute effect of canagliflozin versus placebo on eGFR slope by KidneyIntelX (A) and KDIGO risk strata (B).

eGFR, estimated glomerular filtration rate; CI, confidence interval. P value for interaction by KidneyIntelX Risk Strata = 0.15.

Effect of canagliflozin on KidneyIntelX risk scores over time
Among the 1013 participants with baseline and year 1 samples available, the continuous KidneyIntelX risk score increased from baseline to year 1 in the placebo group by 6.2% (95% CI: 3.8, 8.6) and decreased by 5.4% (95% CI: –6.9, –3.9) in those randomized to canagliflozin (p<0.001). This effect of canagliflozin on the KidneyIntelX risk score persisted over time until the end of follow-up (shown in
Fig. 4
).
Fig. 4. Changes in KidneyIntelX over time in canagliflozin versus placebo-treated participants.

Associations between changes in KidneyIntelX and outcomes
We examined the association of the change in KidneyIntelX from baseline to year 1 with the composite kidney outcome among the 1013 participants with available samples and no event prior to year 1. Overall, stratified by baseline KidneyIntelX score and adjusted for treatment arm, each 10% reduction in KidneyIntelX risk was associated with a 20% lower risk of experiencing the composite kidney outcome (adjusted odds ratio per 10% reduction of 0.80 [95% CI: 0.77, 0.83]; p<0.001). Although the median changes in KidneyIntelX varied markedly by baseline risk strata (shown in
Fig. 5
), there was no evidence of interaction on the association between the change in KidneyIntelX and the risk for the outcomes (each 10% reduction in KidneyIntelX was associated with an 18%, 21%, and 18% reduction in the risk for the outcome by low, intermediate, and high baseline KidneyIntelX risk strata, respectively). In addition, there was no effect modification on the association between changes and outcomes by treatment arm (p interaction
=0.59).

Fig. 5. Change in KidneyIntelX and risk for composite kidney outcome.

Tertiles of changes in KidneyIntelX risk scores from baseline to follow-up, stratified by baseline KidneyIntelX risk stratum. Range of percent changes are shown for each stratum in each tertile
In conclusion, we demonstrated that KidneyIntelX successfully risk stratified a large multinational external cohort for risk of progression of DKD, with larger differences in eGFR slope for canagliflozin versus placebo in those with higher versus lower baseline KidneyIntelX scores, as well as compared to KDIGO risk strata. Canagliflozin treatment reduced KidneyIntelX risk scores over time, and changes in the KidneyIntelX score from baseline to 1 year predicted future risk of DKD progression. Repeat testing of KidneyIntelX has prognostic and likely clinical utility.
The results from this study were presented at the World Congress of Nephrology sponsored by the International Society of Nephrology in April 2021 and the Scientific Sessions of the American Diabetes Association in 2021 The results presented above were compiled in a composite manuscript and accepted for peer-reviewed publication in the American Journal of Nephrology in October 2021.
Planned clinical utility study program
As part of a comprehensive, multi-center clinical utility program, clinical utility studies and being initiated at Mount Sinai Health System in Q4 2021, Wake Forest Atrium/Baptist Health in Q4 2021, and University of Utah in Q1 2022, which is designed to evaluate how the results of KidneyIntelX impact the clinical management of patients with type 2 diabetes identified as having increased risk of progressive kidney function decline within a five-year timeframe, as well as cardiovascular events and health economics. Specific clinical decisions such as referral to a nephrologist, or initiating treatment (e.g. SGLT2 inhibitors, angiotensin-converting enzyme inhibitors, or ACEi, angiotensin II receptor blockers, or ARBs, statins) will be tracked along with measurable clinical endpoints such as lowering of blood pressure and reduction in levels of Hb1Ac. Urine will also be collected as part of these studies given the well-established importance of urine as the source of a biological signal for kidney health.

This studies will be a prospective, interrupted time series, shared decision-impact and health-economic assessment study. The design of the clinical utility study at Mount Sinai is depicted below.

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
The study analysis was based on a hypothetical cohort of 100,000 patients with type 2 diabetes and DKD (Stages 1 through 3), which was followed for up to five years, and discussed results on the following objectives:

•	identify incremental costs to payors associated with KidneyIntelX implementation compared to standard of care;

•	identify incremental benefit from the use of KidneyIntelX compared to standard of care and monetize this benefit; and

•	calculate net savings associated with KidneyIntelX use.
The total savings were calculated based on the three core areas of expected benefit, as depicted below.

The model compared differences in the following treatment costs between KidneyIntelX and standard of care patients: (1) costs of preventative measures (treatments and office visits) in KidneyIntelX high-risk patients (DKD Stages 1 through 3); (2) costs of each DKD stage; (3) costs of dialysis, transplants (including post- transplant care), and dialysis crashes; and (4) costs of KidneyIntelX test ($1,050, including $950 per reportable test and $100 administration cost). Peer-reviewed published data was used to estimate annual costs associated with each stage of DKD, annual incremental costs to standard of care associated with the actionable results of the KidneyIntelX test, cost of preventative measures for the KidneyIntelX group, and cost of dialysis, transplants, and dialysis crashes. All costs were based on published U.S. estimates and inflation-adjusted to 2019 dollars.
Of the 100,000 patients in the cohort, 16% were assumed to have a high-risk patient score and receive additional medical management and preventative measures. Patients undergoing risk assessment with KidneyIntelX using KidneyIntelX were assumed to have a 20% slowed progression rate through DKD stages compared to standard of care, based on our completed validation studies. A sensitivity analysis was conducted by changing this slowed progression rate over a range from 5% to 35%. 100% adherence to preventative measures was assumed in these patients. A sensitivity analysis was also conducted using three different definitions of ‘progression’ to the next DKD stage:

•	Least Stringent: ≥ 1 eGFR value(s) in the next stage.

•	Stringent: ≥ 2 eGFR values three months apart in next stage.

•	Most Stringent: ≥ 2 eGFR values three months apart in the next stage, only in the 21% of patients that ultimately experienced RFKD or kidney failure (79% stable).

Therefore, in the least stringent definition of progression, more patients were assumed to progress through DKD stages, resulting in more cost savings compared to the most stringent definition.

As shown in the graph below, the net present value of five-year payor savings associated with KidneyIntelX adoption for the 100,000 patient cohort was estimated to range between $835 million and $1.1 billion over a five-year
time horizon for the most stringent and least stringent definitions of progression, respectively. The estimated savings realized for the stringent definition of progression (or base-case) was $1.15 billion.
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

•
Evaluation of Payer Budget Impact Associated with the Use of Artificial Intelligence in vitro Diagnostic, KidneyIntelX, to Modify DKD Progression
. As described above, an economic analysis performed by BHA of the impact of KidneyIntelX was selected for a late-breaking podium presentation at the National Kidney Foundation Spring Clinical Meeting in March 2020. The presentation highlighted the significant cost savings potential from the implementation of KidneyIntelX as modeled in large healthcare system patient populations in the United States. NKF’s Spring Clinical Meeting gathers more than 3,000 nephrology healthcare professionals from across the United States to learn about the newest developments related to all aspects of nephrology practice. The full manuscript is under peer review at BMC Nephrology was published in the Journal of Medical Economics (
https://doi.org/10.1080/13696998.2021.1960714
).

•
Derivation and validation of a machine learning risk score using biomarker and electronic patient data to predict progression of diabetic kidney disease
This manuscript demonstrated that of KidneyIntelX, a machine learned model combining plasma biomarkers and EHR data, significantly improved prediction of RKFD or kidney failure within five years over KDIGO risk strata and standard clinical models in 1,146 patients with earlier-stage DKD. Over 60% of patients classified as “high risk” by KidneyIntelX experienced the composite kidney endpoint, compared to less than 10% classified as “low risk.” For the FDA-accepted endpoint of a sustained 40% decline in kidney function or kidney failure, those with KidneyIntelX high-risk scores had a nine-fold higher risk than those classified as low-or intermediate- risk. These findings were also presented at the American Diabetes Association 80th Scientific Session in June 2020 in Chicago, Illinois and were published in Diabetologia 2021 Jul;64(7):1504-1515. doi: 10.1007/s00125-021-05444-0

•	Initial Validation of a Machine Learning-Derived Prognostic Test (KidneyIntelX) Integrating Biomarkers and Electronic Health Record Data To Predict Longitudinal Kidney Outcomes . Findings

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

•	Clinical Utility of KidneyIntelX with Early Stages of Diabetic Kidney Disease in the CANVAS Trial was accepted for publication in the Am J Nephrology as described above.

•
KidneyIntelX as an Enrichment Tool for Clinical Trials in Early Stages of DKD.
In this analysis, accepted as an abstract presentation to the ASN Kidney Week 2021, we assessed the value of KidneyIntelX for future clinical trials in patients with type 2 diabetes and normo- or microalbuminuria. TNFR-1, TNFR-2, and KIM-1 were measured on the Renalytix KidneyIntelX platform in plasma samples from patients with type 2 diabetes at increased cardiovascular risk participating in the CANVAS trial. We found that in patients with normo or microalbuminuria, the KidneyIntelX platform, facilitated a significant increase in the baseline event rate in CANVAS participants that typically would have been excluded from kidney-specific randomized controlled trials. Thus, KidneyIntelX has the potential to be an effective tool for trial enrichment.

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
Pursuant to the Joslin Agreement and the related assignment from EKF, we obtained a worldwide, royalty- bearing, exclusive license under any patents and any related know-how of Joslin related to the patent application filed with respect to the use the TNFR1 and TNFR2 biomarkers for determining whether a patient has an increased risk of developing CKD or ESKD, or the Joslin IP, to make, have made, use, offer for sale and sell licensed products covered by claims in the Joslin IP, and to perform, practice offer for sale and sell certain licensed processes related to the Joslin IP. We are obligated to use commercially reasonable efforts in connection with the development and commercialization of the licensed products and licensed processes, including in accordance with a development plan.
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
In April 2021, we entered into an exclusive option agreement, or the Joslin Option Agreement, with Joslin for patent filings on certain additional novel biomarkers in kidney disease for development and deployment in the KidneyIntelX platform. We believe that these novel biomarkers have the potential to provide additional clinical utility for understanding early disease progression and risk of kidney failure, therapeutic response, and the mechanistic pathways of kidney disease beyond the inflammatory and tubular injury markers that are currently captured by KidneyIntelX. We have entered into a multi year program to these novel biomarkers in expanded clinical validation studies beginning in the second half of 2021.
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
Reimbursement and regulatory developments
We have achieved the following reimbursement and regulatory milestones critical to broad-scale commercial adoption and utilization:

•
CPT Code 0105U Effective
.
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

•
New York State Clinical Laboratory Permit Received.
In June 2020, we announced that our commercial laboratory in New York City received a clinical laboratory permit from the New York State Department of Health to provide commercial testing of KidneyIntelX. With licensed CLIA commercial laboratories in Utah and New York, we can now provide KidneyIntelX testing services in all 50 states.

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

Current coverage and reimbursement status
We intend to generate revenue from several sources, including government and third-party payors, and self- paying individuals.
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
We believe our reimbursement strategy is aligned with our commercialization strategy. The KidneyIntelX test is a single site, in vitro
, artificial intelligence-enabled diagnostic test, and we are both the manufacturer and the service provider for the test. In all cases, we will bill payors and patients for the test.
The overall goal of the reimbursement strategy is to execute high-quality public and private payor contracts for coverage and reimbursement of KidneyIntelX. We estimate that health insurance coverage for the eligible patient population for KidneyIntelX breaks down as follows:

At 50%, the largest payor population is traditional Medicare and Medicare Advantage insurance coverage.

In 2019, we achieved a significant milestone toward obtaining Medicare coverage, with CMS including KidneyIntelX on the Final 2020 CLFS and setting the national price for KidneyIntelX at $950 per reportable test result, effective for a three-year term as of January 1, 2020. This price will be re-evaluated at the end of this three-year period using an average of accepted payment from private health insurance plans. In March 2020, we announced that our application for a Medicare PTAN was approved by Noridian Healthcare Solutions, the regional Medicare Administrative Contractor with responsibility for overseeing facilities and providers located in the western United States, and we were granted a Medicare provider number for our Salt Lake City, Utah clinical laboratory. As a result, we are now qualified as a provider and can bill for services provided to patients with Medicare health insurance coverage in the United States.
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
In April 2021, we were granted a government-wide contract by the U.S. General Services Administration for KidneyIntelX testing services at $950 per reportable result, which applies to more than 140 U.S. government departments, agencies, and affiliates including U.S. Veterans Administration, Department of Defense military branches (Army, Navy, Air Force, and Marines), and Indian Health Services. The Veterans Health Administration is America’s largest integrated health care system, providing care at 1,293 health care facilities, including 171 medical centers and 1,112 outpatient sites, serving nine million enrolled veterans each year.
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
The PMA approval process
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly 107 longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.
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
In approving a PMA application, as a condition of approval, the FDA may also require some form of post- approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to our manufacturing processes, device labeling and device design, based on the findings of post-approval studies.
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
The Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, also imposed annual reporting requirements on manufacturers of certain devices, drugs and biologics for payments available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals; as well as ownership and investment interests held by physicians and their immediate family members. As of January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners. Any failure to comply with these reporting requirements could result in significant fines and penalties. Because our service offerings are currently limited to LDTs solely for use by or within our own laboratory, we believe that we are exempt from these reporting requirements. We cannot guarantee, however, that the government will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations or financial condition. If KidneyIntelX receives marketing clearance from the FDA and we receive reimbursement from Medicare, Medicaid or the Children’s Health Insurance Program for the product, then we will likely be subject to the reporting requirements under the Physician Payments Sunshine Act.
The Eliminating Kickbacks in Recovery Act of 2018, or EKRA, prohibits knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate) directly or indirectly, overtly or covertly, in cash or in kind, in return for referring a patient or patronage to a laboratory; or paying or offering any remuneration (including any kickback, bribe or rebate) directly or indirectly, overtly or covertly, in cash or in kind, to induce a referral of an individual to a laboratory or in exchange for an individual using the services of that laboratory. EKRA was enacted to help reduce opioid-related fraud and abuse. However, EKRA defines the term “laboratory” broadly and without reference to any connection to substance use disorder treatment. EKRA applies to all payors including commercial payors and government payors. Violations of EKRA are subject to significant fines and/or up to ten years in jail, separate and apart from existing AKS regulations and penalties. The law includes a limited number of exceptions, some of which closely align with corresponding AKS exceptions and safe harbors, and others that materially differ. Currently, there is no regulation interpreting or implementing EKRA, nor any guidance released by a federal agency regarding the scope of EKRA.
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

Privacy and security laws
Health Insurance Portability And Accountability Act
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose, among other things, requirements relating to the privacy, security and transmission of protected health information, or PHI, on covered entities including certain healthcare providers, health plans, and health clearinghouses and their respective “business associates,” those independent contractors or agents of covered entities that perform services for covered entities that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information as well as their covered subcontractors. HIPAA also regulates standardization of data content, codes and formats used in certain healthcare transactions and standardization of identifiers for health plans and providers.
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
We are committed to information technology and data security. Given the AI-derived algorithm that incorporates features from a patient’s EHR, we have access to patient data that requires high standards for data integrity. Therefore, we are undergoing compliance activities to submit ISO/IEC 27001:2013 certification, which specifies the requirements for establishing, implementing, maintaining and continually improving an information security management system within the context of the organization. It also includes requirements for the assessment and treatment of information security risks tailored to the needs of the organization. We achieved ISO 27000 certification in 2021.
Healthcare reform
In March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Reconciliation Act of 2010, collectively the ACA, was enacted in the United States. The Affordable Care Act made a number of substantial changes to the way healthcare is financed both by governmental and private insurers. For example, the ACA also contains a number of provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters and fraud and abuse, which we expect will impact our industry and our operations in ways that we cannot currently predict. There have been executive, judicial and Congressional challenges to certain provisions of the ACA. For example, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain Affordable Care Act-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D.
On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. As part of the 2020 federal spending package, the ACA-required medical device manufacturer 2.3% sales tax has been eliminated, effective January 1, 2020.
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Further, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and medical device pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
C. Organizational structure
The following is a list of our subsidiaries as of September 30, 2021:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Renalytix AI, Inc.	United States	100%
Renalytix AI Limited	Ireland	100%
Verici Dx Limited (1)	United Kingdom	7%

(1)
We announced on July 8, 2020 that the share capital of Verici Dx had been re-designated into 59,416,134 A Shares of £0.001 each and one golden share of £0.001 (the “Golden Share”) and that Renalytix would retain the Golden Share and its associated controlling voting rights. Subsequent to that announcement, we entered into a declaration of trust whereby Renalytix plc has declared that it holds the Golden Share as nominee and on trust for Fergus Fleming, Erik Lium, James McCullough, Christopher Mills, Barbara Murphy and Chirag Parikh, the Directors of Renalytix, and accordingly the Company itself has no ongoing beneficial interest in Verici Dx shares. This change has been made so as to comply with EIS/VCT eligibility for Verici.

D. Property, plants and equipment
We lease office and laboratory space in New York City, New York on short-term leases that automatically renew. In addition, we lease laboratory space in Salt Lake City, Utah, which lease expires in October 2024.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
We are an artificial intelligence-enabled
in vitro
diagnostics company, focused on optimizing clinical management of kidney disease to drive improved patient outcomes and lower healthcare costs. KidneyIntelX, our first-in-class diagnostic platform, employs a proprietary artificial intelligence-enabled algorithm that combines diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from EHR systems to generate a unique patient risk score. This patient risk score enables prediction of progressive kidney function decline in CKD, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk. CKD affects approximately 37 million individuals in the United States, significantly impacting their quality of life and, according to the United States Renal Data System’s 2019 Annual Data Report, resulting in Medicare spending of over $120 billion per year. In response to this substantial kidney disease burden, a U.S. Presidential Executive Order on Advancing American Kidney Health was issued in July 2019 to support change in kidney disease care. We believe we are well- positioned to help meet this urgent medical need with KidneyIntelX, an LDT initially indicated for adult patients with DKD. KidneyIntelX has already been granted a CPT code, national Medicare pricing and a positive coverage determination from a regional, private physician-led health insurance payor. Further, it has been granted breakthrough device designation from the FDA. Building on these reimbursement and regulatory milestones, we believe our population health-based business model, which includes partnerships with healthcare systems, such as Mount Sinai Health System, will help facilitate commercial adoption of KidneyIntelX in the United States.
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
In July 2019, we sold an additional 5.6 million of our ordinary shares in a secondary offering for approximately $17.3 million. In July 2020, we closed our global offering and listed our ADSs on the Nasdaq Global Market, in which we issued and sold 12.6 million ordinary shares which converted into 6.3 million ADSs at a public offering price of $13.50 per share. In addition, we completed a concurrent private placement in Europe and other countries outside of the United States of 30,000 ordinary shares at a price of £5.37 per ordinary share (at an exchange rate of GBP:USD 1:1.2563). We received gross proceeds of approximately $85.1 million as a result of the offering.
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
Pursuant to the Joslin Agreement and the related assignment from EKF, we obtained a worldwide, royalty- bearing, exclusive license under any patents and any related know-how of Joslin related to the patent application filed with respect to the use the TNFR1 and TNFR2 biomarkers for determining whether a patient has an increased risk of developing CKD or ESKD, or the Joslin IP, to make, have made, use, offer for sale and sell licensed products covered by claims in the Joslin IP, and to perform, practice offer for sale and sell certain licensed processes related to the Joslin IP. We are obligated to use commercially reasonable efforts in connection with the development and commercialization of the licensed products and licensed processes, including in accordance with a development plan.
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
In addition to the equity granted at formation, we and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $250,000 and an additional $500,000 thereafter. We committed to lend an initial amount of $83,333 and an additional $166,667 thereafter. Each loan bears interest at a per annum rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to us). Through June 30, 2021 we funded $250,000 of our financing contract and incurred $200,000 in losses.

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
Financial operations overview
Revenues
Prior to our fiscal year ended June 30, 2021, we did not generate any revenue from the sale of KidneyIntelX tests. During the fiscal year ended June 30, 2021, we began deploying KidneyIntelX to patient populations with DKD, on a regional basis through partnerships with healthcare systems and insurance payors that provide coverage to those healthcare systems’ patients. If these strategic partners fail to meet their key contractual obligations or to purchase KidneyIntelX tests, that will likely have a material adverse effect on us and our ability to achieve our commercial objectives, potentially including the attainment of sales volumes leading to profitability.
Additionally, during the fiscal year ended June 30, 2021, we recognized services revenue related to contracts with Astra Zeneca and Mount Sinai. We plan to pursue further collaborations with pharmaceutical companies and make ‘Pharmaceutical Services Revenue’ a core part of our business going forward with the goal of improving guideline-based standard-of-care for optimal utilization of existing and novel therapeutics using the KidneyIntelX testing platform and care management software.
Cost of Revenue
During the fiscal year ended June 30, 2021, Cost of revenue consists of costs directly attributable to the services rendered, including labor costs directly related to revenue generating activities. There was no cost of revenue for the year ended June 30, 2020.
Acquired in-process research and development expenses
Acquired in-process research and development expense consists of initial up-front payments incurred in connection with the acquisition or licensing of products or technologies that do not meet the definition of a business under Accounting Standard Codification Topic 805,
Business Combinations
. Acquired in-process research and development expense reflects the cash paid or the estimated fair value of the equity consideration given.
Research and development expenses
Research and development costs consist primarily of costs incurred in connection with the development of KidneyIntelX, in addition to costs associated with FractalDx. We are currently continuing to conduct clinical utility and other studies for KidneyIntelX to determine clinical value and performance in different CKD populations. We expense research and development costs as incurred. Because we have limited resources and access to capital to fund our operations, we must decide which diagnostic product to pursue and the amount of resources to allocate to each. As such, we have been focused primarily on the development of KidneyIntelX. In April 2020, we announced our intentions to pursue a spin-off and potential admission to AIM of Verici Dx in order to secure separate financial and management resources for the FractalDx portfolio with the goal of enabling accelerated development. On November 4, 2020, Verici Dx was admitted to AIM. Through June 30, 2021, expenses associated with FractalDx were primarily related to the acquisition of the license and reimbursement of Mount Sinai for patent costs of $1.0 million and $0.5 million, respectively. The company incurred an additional $1.0 million in expenses related to the development of VericiDx technology. In addition, we paid an annual maintenance license fee of $25,000 during the year ended June 30, 2021. Our board of directors declared the distribution of shares in Verici Dx to effect the FractalDx spin-off on July 7, 2020, and the distribution occurred on July 10, 2020. Prior to completion of the admission to AIM, and the establishment of an independent Verici Dx board of directors and independent management team, we retained control of Verici Dx.
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
Consolidated results of operations

	Year ended June 30,
(in thousands, except share and per share amounts)	2021	2020	2019
Consolidated statements of operation and comprehensive loss:
Revenue	$1,491	$—	$—
Cost of revenue	858	—	—

Gross profit	633	—	—
Operating expenses:
Acquired in-process research and development	—	—	35,286
Research and development	10,040	4,565	4,316
General and administrative	23,479	5,750	2,737
Performance of contract liability to affiliate	(970)	—	—

Total operating expenses	32,549	(10,315)	(42,339)

Loss from operations	(31,916)	(10,315)	(42,339)
Equity in losses of affiliate	(2,112)	(63)	—
Foreign currency (loss)/gain	(8,772)	245	20
Fair value adjustment to VericiDx investment	6,483	—	—
Gain on loan extinguishment	255
Other income, net	726	289	18

Net loss	(35,336)	(9,844)	(42,301)
Net loss attributable to noncontrolling interest	(611)	—	—

Net loss attributable to ordinary shareholders	(34,725)	(9,844)	(42,301)

Net loss per ordinary share, basic and diluted	$(0.49)	$(0.17)	$(0.99)
Weighted average ordinary shares, basic and diluted	71,484,934	59,079,522	42,561,600
Comparison of years ended June 30, 2021 and 2020
Research and development expenses
Research and development expenses increased by $5.4 million from $4.6 million for the year ended June 30, 2020 to $10.0 million for year ended June 30, 2021. The increase was attributable to an increase of $2.7 million in compensation and related benefits, including share-based payments, due to increased headcount, $2.5 million increase in consulting and professional fees, $0.2 million increase in lab supplies purchases, $0.1 million increase due to depreciation in lab equipment, offset by $0.1 million decrease in rent due to the deconsolidation of VericiDX.

General and administrative expenses
General and administrative expenses increased $17.7 million from $5.6 million for the year ended June 30, 2020 to $23.5 million for the year ended June 30, 2021. The increase was due to an increase of $6.6 million in compensation and related benefits, including share-based payments, due to increased headcount, $4.5 million related to director and officer insurance policies, $4.4 million increase in consulting and professional fees, including accounting and legal which were driven by increased compliance and reporting associated with being listed on the Nasdaq, $1.0 million increase in recruiting related expenses, $0.7 million increase in marketing and public relations, $0.3 million increase in IT Costs and $0.2 million increase in other operating expenses as we expand operations.
Equity losses in affiliate
During the year ended June 30, 2021, we recognized $2.1 million in losses which represents $0.2 million of our proportionate share of losses in Kantaro, $1.7 million impairment of our equity method investment in Kantaro as well as a $0.2 million expense related to the write down of the Kantaro receivable.
Foreign currency loss
During the year ended June 30, 2021, we recognized foreign currency losses of $8.8 million due to exchange rate fluctuations on transactions denominated in a currency other than our functional currency. During the year ended June 30, 2020, we recognized a foreign currency gain of $0.2 million.
Fair value adjustments to VericiDX Investment
We account for our investment in VericiDx using the equity method of accounting and have elected to use the fair value option to value the investment. During the year ended June 30, 2021, we recorded a gain of $6.5 million to adjust the VericiDx investment to fair value. There was no fair value adjustment for the year ended June 30, 2020 as we did not have an investment in VericiDx at that time.
Gain on loan extinguishment
During the year ended June 30, 2021 the company received notification that the full amount of the $0.3 million Paycheck Protection Program (the “PPP”) loan was forgiven. The company did not record a gain on loan extinguishment for the year ended June 30, 2020.
Other income (expense)
We received $0.2 million of interest income during the year ended June 30, 2021 as a result of interest earned on cash deposits. We also decreased the liability to perform services to Kantaro based on updated forecasts and projections which resulted in a $0.5 million increase to other income. During the year ended June 30, 2020, we received $0.1 million of interest income as a result of interest earned on cash deposits and realized gains of $0.1 million on the sale of U.S. Treasury securities. We also recognized unrealized foreign exchange gains of $0.2 million and other income of $0.1 million related to the sale of excess supplies during the year ended June 30, 2020.
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
Liquidity and capital resources
Since our inception, we have incurred net losses. We incurred net losses attributable to ordinary shareholders of $35.3 million, $9.8 million and $42.3 million for the years ended June 30, 2021, 2020 and 2019, respectively. As of June 30, 2021, we had an accumulated deficit of $87.4 million.
We expect to incur additional losses in the near future, and we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to commercialize and scale KidneyIntelX, particularly as we conduct our ongoing and planned clinical utility and other studies for KidneyIntelX for its commercial launch, develop and refine our artificial intelligence technology platform, seek regulatory clearances or approvals for KidneyIntelX or any other product we develop, establish and maintain partnerships with healthcare systems, pursue our coverage and reimbursement strategy and continue to invest in our infrastructure to support our manufacturing and other activities. In addition, we expect to incur additional costs associated with operating as a public company in the United States. The timing and amount of our operating expenditures will depend largely on:

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
To date, we have primarily financed our operations through equity financings. As of June 30, 2021, we had cash, cash equivalents and short-term investments of $65.1 million. We believe that our existing cash, cash equivalents and short-term investments will enable us to fund our current operating plan for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.
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

Cash flows
The following table shows a summary of our cash flows from operations for the periods indicated (in thousands):

	Year ended June 30,
(in thousands, except share and per share amounts)	2021	2020	2019
Net cash used in operating activities	$(28,399)	$(9,522)	$(6,156)
Net cash used in investing activities	(751)	(1,174)	(12,300)
Net cash provided by financial activities	77,240	15,938	27,383
Effect of exchange rate changes on cash	3,743	(150)	(808)
Net cash used in operating activities
During the year ended June 30, 2021, net cash used in operating activities was $28.4 million and was primarily attributable to our $35.4 million net loss which were off set by $3.1 million net change in our operating assets and liabilities and $3.8 million in noncash charges. The change in our operating assets and liabilities was primarily attributable to $4.4 million increase in our accrued expenses and other current liabilities due to the timing of payment to our vendors, offset by a $1.3 million increase in accounts receivables, prepaids and other current assets. Noncash charges were primarily related to $5.5 million in unrealized foreign exchange losses, $2.6 million in share-based compensation expense, and $2.1 million in equity losses of affiliate which were offset by $6.5 million unrealized gain on the company’s equity method investment in VericiDx.
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
Net cash provided by and used in investing activities
During the year ended June 30, 2021 net cash used in investing activities was $0.8 million and primarily attributable to $0.9 million for the purchase of lab and office equipment and $0.6 million of software development costs and $0.2 million related to loans to Kantaro. Cash outflows due to investing activities were offset by $1.0 million in proceeds of short-term investments.
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
Net cash provided by financing activities
During the year ended June 30, 2021, net cash provided by financing activities was $77.2 million and was primarily attributable to $79.2 million of proceeds from our IPO on the Nasdaq Global Market which was partially offset by offering costs of $2.3 million associated with the IPO that were paid in the period. Additionally, the company received $0.2 million in proceeds from the exercise of stock options and $0.1 million in proceeds from the issuance of ordinary shares under employee share purchases.
During the year ended June 30, 2020, net cash provided by financing activities was $15.9 million and was primarily attributable to $16.4 million of net proceeds of secondary public offering on AIM and proceeds of $0.3 million from the PPP loan offset by payments of $0.8 million for offering costs related to our global offering.
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
Critical accounting policies and significant judgements and estimates
Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 3 to our financial statements included elsewhere in this report, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Equity method investment
We account for our investment in Kantaro using the equity method of accounting as we can exert significant influence over, but do not control, Kantaro. In connection with the formation of Kantaro, we entered into a five- year Advisory Services Agreement (“Advisory Agreement”) pursuant to which we agreed to provide certain services to Kantaro. We determined the fair value of the services to be provided under the Advisory Agreement was $2.0 million and the fair value of the Class A units received from Kantaro was $2.0 million. Fair value was determined using discounted cash flows which requires several judgments and assumptions which include discount rates and future cash flows, among others.
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
Acquired in-process research and development
Acquired in-process research and development expense consists of the initial up-front payments incurred in connection with the acquisition or licensing of diagnostic products that do not meet the definition of a business under Accounting Standard Codification Topic 805,
Business Combinations
. Consideration paid in connection with asset acquisitions are expensed immediately if they have no alternative future use or have not achieve technological feasibility at the time of acquisition.
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
Qualitative and quantitative disclosures about market risk
We report our consolidated financial results in U.S. dollars. Renalytix plc’s, Renalytix AI, Inc.’s, Renalytix AI Ltd.’s and Verici Dx Limited’s function currency is their local currency. The functional currency of Renalytix plc and Verici Dx Limited is the pound sterling which is translated into the U.S. dollar for assets and liabilities at the exchange rate at the balance sheet dates and revenue and expenses are translated at the weighted-average exchange rates during the reporting period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ (deficit) equity.
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
We are exposed to market risk related to changes in interest rates. As of June 30, 2021, we had cash, cash equivalents and short-term investments of $65.1 million consisting of bank deposits and U.S. Treasury securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in marketable debt securities.
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
D. Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B— Liquidity and Capital Resources.”
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
F. Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations at June 30, 2021 (in thousands):

(in thousand)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Greater than 5 years
Operating leases (1)	$277	$83	$194

Total

(1)	Reflects obligations related to our commercial laboratory operation in Salt Lake City, Utah and our JLabs lab facility in New York City, New York.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors, including their ages as of September 30, 2021.

Name	Age	Position(s)
Executive Officers:
James McCullough	53	Chief Executive Officer and Director
Fergus Fleming	54	Chief Technical Officer and Director
Thomas McLain	63	President and Chief Commercial Officer
O. James Sterling	51	Chief Financial Officer
Michael J. Donovan, Ph.D., M.D.	67	Chief Medical Officer
Non-Executive Directors:
Ann Berman	69	Non-Executive Director
Daniel J. Levangie	71	Non-Executive Director
Erik Lium, Ph.D.	53	Non-Executive Director
Christopher Mills	69	Non-Executive Director
Chirag R. Parikh, Ph.D., M.D.	48	Non-Executive Director
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
O. James Sterling, MBA
, has served as our Chief Financial Officer since our inception. Since May 2015, Mr. Sterling has also served as a managing partner of Renwick Capital, LLC. Previously, he served as a managing director at SF Sentry Securities, Brock Capital Group LLC and Aleutian Capital Group. Mr. Sterling also has experience as a management consultant at Booz Allen Hamilton. He received his B.A. in geography (alternative energy and environmental science) from Boston University and an MBA from Columbia Business School.

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
Non-executive directors
Ann Berman
has served as a member of our board of directors since July 2021. Since February 2006, Ms. Berman has served as a member of the board of directors of Loews Corporation (NYSE: L), where she is a member of the audit committee. Since October 2019, Ms. Berman has served as a member of the board of trustees of Beth Israel Deaconess Medical Center, where she is the chair of the compliance and risk committees. Since July 2021, Ms. Berman has served as a member of the board of directors of Immuneering Corporation, where she chairs the audit committee. Ms. Berman served as a member of the board of directors and chair of the audit committee of Cantel Medical from September 2011 to June 2021 and of Eaton Vance from February 2006 to March 2021. Prior to her retirement in 2009, Ms. Berman served as chief financial officer of Harvard University. Prior to that, she was a partner with Richard A. Eisner & Co., an accounting firm. Ms. Berman began her career in finance at Price Waterhouse & Co. Ms. Berman received her B.A. in French language and literature at Cornell University and an MBA with a concentration in accounting from the University of Pennsylvania’s Wharton School of Business. Ms. Berman is a certified public accountant.
Daniel J. Levangie
has served as a member of our board of directors since August 2021. Mr. Levangie has served as co-founder and manager of ATON Partners, a private investment firm, since 2013 and as president and CEO of CereVasc, LLC, a medical device company, since September 2018. He has served on the board of directors of Exact Sciences Corporation (NASDAQ: EXAS) since 2010. From 2013 through January 2017, Mr. Levangie served as president of Insulet Drug Delivery Systems and served as a lead director of Insulet Corporation. From 2011 through 2013, Mr. Levangie was chief executive officer of Dune Medical Devices, Inc., and co-founder and managing partner of Constitution Medical Investors, Inc., a Boston-based private investment and product development firm acquired by Roche Diagnostics Corporation in 2013. Previously, Mr. Levangie held executive management positions with Cytyc Corporation including executive vice president and chief operating officer, chief executive officer and president until the acquisition of Cytyc by Hologic, in 2007. He served on the board of Hologic from 2007 to 2009. Mr. Levangie received a B.S. in Pharmacy from Northeastern University.
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
B. Compensation
Director Compensation
The remuneration of our non-executive directors is proposed by the remuneration committee and determined by our board of directors as a whole, based on a review of current practices in other companies. The remuneration paid to our non-executive directors during the year ended June 30, 2021 is set forth in the table below.

Name	Salary and Fees (in thousands)
Mount Sinai (1)	$27
Christopher Mills	27
Chirag R. Parikh, Ph.D., M.D.	87
Barbara Murphy, M.D. (2)	27

(1)	Dr. Lium sits on our board as a representative of the Icahn School of Medicine at Mount Sinai. This fee is invoiced annually by Mt. Sinai.
(2)	Dr. Murphy passed away on June 29, 2021.
The table below sets out, for each element of pay, a summary of how remuneration of non-executive directors is structured and how it supports the Company’s strategy.

Chair and Non-Executive Directors

Purpose and Link to Strategy	Operation	Maximum Opportunity	Performance Metrics

Cash fees and Benefits

Set at a level that is sufficient to attract and retain high calibre non- executives who contribute to the business.	The Chair and the Non- Executive Directors receive fees paid in cash. Fees are paid and reviewed annually.	When reviewing fee levels and benefits, account is taken of market movements in the fees and benefits of Non-Executive Directors, Board Committee	Not performance related.

Non-Executive
Directors ordinarily do not participate in any pension, bonus or performance-based share incentive plans. Travel, accommodation and other business-related expenses incurred in carrying out the role as well as fees for tax advice associated with completion of international tax returns will be paid by the Company including, if relevant, any gross-up
for tax.

Tax equalisation and/or relocation benefits may be provided to
Non-Executive
Directors who are required to relocate or become tax resident in a new jurisdiction.
responsibilities and ongoing time commitments. Actual fee levels are disclosed in the annual Directors’ Remuneration Report for the relevant financial year.

Equity-based awards

To facilitate share ownership and provide alignment with shareholders.
Non-Executive
Directors may receive equity awards under any equity incentive plan operated by the Company from time to time which permits their participation with careful consideration being given to ensuring their independence.
Non-Executive
Directors may receive an initial equity award upon appointment or election. Initial equity awards will normally vest over a specified period of time, subject generally to continued service. Vesting of equity awards may be accelerated in part or in full in connection with certain corporate events such as a change of control. In addition,
Non-Executive
	Directors may be granted an equity award each year which may vest in full upon grant or over time subject to continued service. If a new Non- Executive Director joins the Board following the date of	There is no maximum number of equity incentive awards that may be awarded to individuals each year. However, when reviewing award levels, account is taken of market movements in equity incentive awards, Board committee responsibilities, ongoing time commitments and the general economic environment.	Non-executive directors do not participate in performance based equity incentives.

grant of this annual grant in any calendar year, such Non- Executive Director may be granted a pro rata portion of the next annual grant to reflect his or her service during the relevant part of the relevant year.
The following table sets forth our non-executive directors’ interests in our shares as of June 30, 2021.

	Options
	Total shares owned outright plus vested options	Shares owned outright	Percentage of issued share capital	Vested but not exercised	Unvested but subject to performance	Unvested and not subject to performance (1)
Mount Sinai (2)	170,418	—	—	170,418	—	34,084
Christopher Mills (3)	9,174,401	9,174,401	12.7%	—	—	—
Chirag R. Parikh, Ph.D.,	92,270	—	—	92,270	—	38,454
M.D.
Barbara Murphy, M.D. (4)	375,030	150,800	0.21%	224,230	—	—

(1)	Options unvested and not subject to performance exclude those options that will only vest if a floor condition is met.
(2)
Dr. Lium sits on our board as a representative of the Icahn School of Medicine at Mount Sinai. Mount Sinai receives all fees payable in respect of Erik Lium’s service as a non-executive director, and Mount Sinai has been granted an option under our Share Option Plan in relation to such service.

(3)
Christopher Mills is partner and Chief Investment Officer of Harwood Capital LLP. Harwood Capital LLP is Investment Manager to North Atlantic Smaller Companies Investment Trust plc and investment adviser to Oryx International Growth Fund Limited. Christopher’s shareholding is made up of 6,145,001 ordinary shares held by North Atlantic Smaller Companies Investment Trust PLC, 2,780,000 ordinary shares are held by Oryx International Growth Fund Limited and 249,400 ordinary shares are held by Harwood Capital LLP.

(4)	Dr. Murphy passed away on June 29, 2021.
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
Executive Officer Compensation
Executive Officer Remuneration Policy
The table below sets out, for each element of pay, a summary of how remuneration of executive directors is structured and how it supports the Company’s strategy.

Executive Directors

Purpose and Link to Strategy	Operation	Maximum Opportunity	Performance Metrics

Base Salary

To attract, retain and motivate executive directors of the highest calibre who are capable of delivering the Company’s strategic objectives, reflecting the individual’s experience and role within the Company. Base salary is designed to provide an appropriate level of fixed income to avoid an over-reliance on variable pay elements that could encourage excessive risk taking.
Salaries are normally reviewed annually, and changes are generally effective from 1 July- The annual salary review of the Executive Directors takes into consideration a number of factors, including:

•  scope of the individual’s responsibilities;

•  abilities, experience and performance of the individual;

•  business performance;

•  salary increases awarded to the overall employee population;

•  market competitiveness and US and UK market practice; and

•  the underlying rate of inflation.
		Executive Director level salaries are determined considering industry benchmarking data. There is no prescribed maximum annual salary or salary increase. Base salary increases are awarded at the discretion of the Committee; however, the Committee is guided by the general increase for the broader employee population but may decide to award a lower increase for Executive Directors or exceed this to recognise, for example, an increase in the scale, scope or responsibility of the role and/or take account relevant market movements. salary increases will normally Executive Director level salaries are approved by the Board in line with corporate performance and are consistent with positions held.	No formal metrics, although any increases take account of Company performance and the individual performance of the Executive Director.

Benefits

Benefits in kind offered to Executive Directors are provided on a market- competitive basis, to assist with their recruitment and retention.	The Company aims to offer benefits that are in line with the Executive Directors’ local market and those offered to the wider workforce.	There is no defined maximum value for benefits, but the Committee will consider the aggregate value of any such benefits when determining what should be offered.	Not performance related.

Pension

The Company aims to provide a contribution towards life in retirement.	Depending on their location and comparable benefits offered to local employees, Executive Directors may be eligible	The maximum employer pension contribution or cash in lieu amount will be a percentage of annual base salary	Not performance related.

	to receive employer contributions to a defined contribution pension scheme or a cash supplement in lieu of such contributions, or a mixture of both.	aligned with that provided to other senior executives in the Executive Director’s location.

Annual Bonus

An annual bonus rewards the achievement of objectives that support the Company’s corporate goals and delivery of the business strategy	Bonuses are determined based on objectives that are agreed with the Committee, and the Board, at the start of each [financial] year although the Committee retains the discretion to amend objectives during the year if it considers that objectives are no longer appropriate. Different performance measures and weightings may be used each year, as agreed with the Committee, to take into account changes in the business strategy. Bonuses are normally paid in cash (but may be paid in the form of an equity award, at the discretion of the Committee).	Executive Director level bonuses are approved by the Board in line with corporate performance and are consistent with positions held.	Performance measures are determined by the Committee each year and may vary to ensure that they promote the Company’s business strategy and shareholder value. The annual bonus will be based on corporate measures, including, but not limited to, financial and/or strategic measures. Bonus measures are reviewed at least annually and the Committee has the discretion to change the measures or to introduce new measures when it deems appropriate.

Equity Incentive Plan (‘EIP’)

To attract, motivate, retain and reward for long-term, sustainable performance linked to corporate strategy and provide alignment with shareholders’ interests.
Equity awards granted to Executive Directors may take the form of options, restricted shares, performance share units, restricted share units, or other forms of awards granted in accordance with the discretionary EIP that may be in place from time to time.
The Executive Directors received a grant under the EIP’s predecessor plan upon listing on AIM and it is intended that
		There is no maximum opportunity for equity incentives. However, the Committee will generally assess the position at similar sized comparator companies prior to making any award to ensure that any awards are aligned to the market.	Vesting of equity awards is generally subject to continued employment and may also be subject to the achievement of performance conditions aligned with the Company’s strategic plan. Measures, their weightings and the period over which performance is tested will be determined by the Committee. The

	top-up awards shall be issued under the EIP from time to time in the discretion of the Committee.		Committee will select the most appropriate form of EIP for awards each year and/or each individual grant. Vesting of equity awards may be accelerated in part or in full in connection with certain corporate events such as a change of control.

All employee equity plans

Encourages employee share ownership and therefore increases alignment of interests with shareholders.	The Company may, from time to time, operate tax- advantaged share plans for which Executive Directors would be eligible on the same basis as all other eligible employees.	Within the limits of the relevant legislation.	Not performance related.
The following table shows the remuneration of our executive directors for the year ended June 30, 2021.

(in thousands)	Basic salary (1)	Benefits (2)	Bonus (3)	Pension (4)	Total remuneration
James McCullough	$586	$62	$471	$15	$1,134
Fergus Fleming	$366	$17	$180	$24	$587

(1)	This is the amount earned in respect of the financial period.
(2)	This is the taxable value of benefits paid or payable in respect of the financial period.
(3)	This is the total bonus earned under the annual bonus scheme in respect of the financial year (despite being paid in the following financial year, following determination of final outcomes).
(4)	The amount shown relates to Company contributions to the defined contribution scheme, plus any cash in lieu.
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

Pursuant to the terms of the employment agreement, Mr. McCullough is entitled to annual base salary, initially $350,000, which is subject to annual review by our remuneration committee and to a minimum annual increase of 3%. Our remuneration committee approved an increase to Mr. McCullough’s annual base salary to $589,000, effective on and from the date our ADSs begin trading on Nasdaq and Mr. McCullough’s current annual base salary is $601,000. Under the terms of the employment agreement, Mr. McCullough is also: (1) eligible for an annual cash bonus in the sole discretion of the remuneration committee; (2) entitled to participate on the same basis as similarly situated employees in our benefit plans in effect from time to time during his employment; and (3) entitled to five weeks’ holiday per annum.
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
Mr. McCullough has also entered into an employee confidential information and invention assignment agreement with Renalytix AI, Inc., which governs matters related to confidentiality, intellectual property and post- termination covenants. Mr. McCullough is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation and non-compete restrictive covenants for a period of 12 months post-termination of his employment.
Employment agreement of Fergus Fleming
Fergus Fleming, our Chief Technology Officer, entered into an employment agreement with us in November 2018, which agreement also governs the terms of his appointment as a director.
Pursuant to the terms of the employment agreement, Mr. Fleming is entitled to an annual base salary, initially €200,000, which is subject to annual review by our remuneration committee. Our remuneration committee approved an increase to Mr. Fleming’s annual base salary to €340,000, effective on and from the date our ADSs begin trading on Nasdaq and Mr. Fleming’s current annual base salary is €340,000. Under the terms of the employment agreement, Mr. Fleming is also: (1) eligible to join any pension scheme we operate from time to time and, should he so join, we will make contributions to such pension scheme at a rate of 5% of Mr. Fleming’s annual base salary each year; (2) entitled to a car allowance of €5,000 per year, for so long as he holds a driving license; (3) entitled to participate, at our expense, in our private medical expenses insurance scheme; and (4) entitled to 25 days’ holiday per annum, plus holiday pay during the period between Christmas and New Year each year.
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
The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Mr. Fleming is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation and non-compete restrictive covenants for a period of nine months post- termination of his employment.
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
2020 Equity Incentive Plan
In July 2020, our board of directors adopted and our shareholders approved our 2020 Equity Incentive Plan, or EIP.
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
Shares available for awards
The maximum number of ordinary shares that may be issued under our 2020 EIP is 12,101,481 ordinary shares. No more than 25,500,000 ordinary shares may be issued under the 2020 EIP upon the exercise of incentive share options. In addition, the number of ordinary shares reserved for issuance under our 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares, ordinary shares issued under the 2020 EIP may be new shares, shares purchased on the open market or treasury shares.
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
Awards
The 2020 EIP provides for the grant of market value options, market value share appreciation rights, or SARs, restricted shares, restricted share units, or RSUs, performance restricted share units, or PSUs, and other share- based awards. All awards under the 2020 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.
Options and SARs
. Options provide for the purchase of our ordinary shares in the future at an exercise price set at no less than the market value of an ordinary share on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR.
Restricted shares, RSUs and PSUs
. Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs and PSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2020 EIP.

Other share-based awards
. Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share- based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.
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
2020 Employee Share Purchase Plan
In July 2020, our board of directors adopted and our shareholders approved our 2020 Employee Share Purchase Plan, or 2020 ESPP.
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
Ordinary Shares Subject to the 2020 ESPP
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares that may be issued under the 2020 ESPP is 12,101,481 ordinary shares. In addition, the number of ordinary shares reserved for issuance under our 2020 ESPP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to the lesser of 1% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year, and 2,000,000 ordinary shares. If any rights granted under the 2020 ESPP terminate without being exercised in full, the ordinary shares not purchased under such rights again become available for issuance under the 2020 ESPP. The ordinary shares issuable under the 2020 ESPP will be new shares. As of June 30, 2021, we have issued 17,652 ordinary shares pursuant to offerings under our ESPP.
Offerings
The 2020 ESPP will be implemented by offerings of rights to purchase ordinary shares to all eligible employees. The Plan Administrator will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months. The Plan Administrator may establish separate offerings which vary in terms (although not inconsistent with the provisions of the 2020 ESPP or the requirements of applicable laws). Each offering period will have one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase ordinary shares on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of our ordinary shares, subject to certain limitations (which are described further below under “
Eligibility
”).
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
As of June 30, 2021, options to purchase 4,415,958 shares were outstanding, at a weighted-average exercise price of £3.56 per share.
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
C. Board Practices
Composition of our board of directors
Our board of directors currently has seven members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). Our board of directors has determined that, of our seven directors, no director, other than
James McCullough and Fergus Fleming, has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
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
Audit committee
Our audit committee consists of Ann Berman, Erik Lium, Ph.D. and Daniel J. Levangie and assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Berman serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Berman and Mr. Mills are considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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
Remuneration committee
Our remuneration committee consists of Daniel L. Levangie, Erik Lium, Ph.D. and Chirag Parikh, Ph.D., M.D. and assists the board of directors in determining executive officer compensation. Dr. Lium serves as chairman
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
Nomination committee
Our nomination committee consists of Ann Berman and Chirag Parikh, Ph.D., M.D., and assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. Ms. Berman serves as chairperson of the nomination committee.
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
D. Employees
As of June 30, 2021, we had 54 employees, including 48 full-time and 3 part-time employees employed by our U.S. subsidiary, Renalytix AI, Inc., 3 full-time employees employed by Renalytix AI, Ltd. and 3 part-time employees employed directly by Renalytix plc. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.
E. Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2021 for:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2021. Percentage ownership calculations are based on 72,229,786 ordinary shares outstanding as of September 30, 2021.
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
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Renalytix plc, Finsgate, 5-7 Cranwood Street, London, EC1V 9EE, United Kingdom.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Held	Percentage of Ordinary Shares Beneficially Held
5% or Greater Shareholders (other than Executive Officers and Directors):
Icahn School of Medicine at Mount Sinai (1)	10,955,427	15.1%
Gilder Gagnon Howe & Co. LLC (2)	6,042,634	8.4
Executive Officers and Directors:
James McCullough (3)	2,740,110	3.8
Fergus Fleming (4)	1,107,642	1.5
Thomas McLain (5)	699,268	1.0
O. James Sterling (6)	1,811,236	2.5
Michael J. Donovan, Ph.D., M.D. (7)	269,081	*
Christopher Mills (8)	9,174,401	12.7
Erik Lium, Ph.D.	—	—
Ann Berman	—	—
Chirag R. Parikh, Ph.D., M.D. (9)	114,060	*
Daniel J. Levangie	—	—
All current executive officers and directors as a group (10 persons) (10)	15,915,798	21.6

(1)	Consists of 204,501 shares issuable upon exercise of options vested as of November 30, 2021. The address of Mount Sinai is 1 Gustave L. Levy Place, New York, New York, 10029.
(2)	The address of Gilder Gagnon Howe & Co. LLC is 475 10 th Avenue, 12 th Floor, New York, New York 10018.
(3)	Consists of (i) 185,712 shares held by Mr. McCullough and (ii) 2,554,398 shares held by The McCullough 2020 Irrevocable Trust, of which Mr. McCullough is trustee.
(4)	Consists of (i) 569,481 shares and (ii) 538,161 shares issuable upon exercise of options vested as of November 30, 2021.

(5)	Consists of (i) 3,978 shares and (ii) 695,290 shares issuable upon exercise of options vested as of November 30, 2021.
(6)	Consists of 1,811,236 shares held by Mr. Sterling.
(7)	Consists of 269,081 shares issuable upon exercise of options vested as of November 30, 2021.
(8)
Consists of (i) 6,145,001 shares held by North Atlantic Smaller Companies Investment Trust plc (“NASCIT”), of which Harwood Capital LLP is investment manager, (ii) 2,780,000 shares held by Oryx International Growth Fund Limited (“Oryx”), of which Harwood Capital LLP is an investment advisor and (iii) 249,400 shares held by Harwood Capital Nominees Limited (“Harwood”). Mr. Mills is partner and chief investment officer of Harwood Capital LLP. The address of Harwood, NASCIT and Oryx is 6 Stratton St, Mayfair, London W1J 8LD, United Kingdom.

(9)	Consists of 114,060 shares issuable upon exercise of options vested as of November 30, 2021.
(10)	Consists of (i) 14,299,206 shares and (ii) 1,616,592 shares issuable upon exercise of options vested as of November 30, 2021.
Significant Changes in Percentage Ownership
The significant changes in the percentage ownership held by our principal shareholders since January 1, 2019 are as a result of dilution from our global offering in July 2020 in which we issued and sold 12,583,500 ordinary shares in our U.S. IPO, which converted into 6,291,750 ADSs, and 30,000 ordinary shares in a concurrent private placement in Europe.
Shareholders in the United States
As of September 30, 2021, to the best of our knowledge, 34,939,466 of our outstanding ordinary shares (including ordinary shares represented by ADSs) were held by 18 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions
Icahn School of Medicine at Mount Sinai
Mount Sinai Agreement
In May 2018, we entered into the Mount Sinai Agreement. See “Item 5—Our key agreements—Mount Sinai Health System.” As part of the collaboration, Mount Sinai became a shareholder in the Company and has subsequently made equity investments both in our IPO on AIM in November 2018, the subsequent sale of ordinary shares in July 2019 and our IPO on Nasdaq in July 2020. As of June 30, 2021, amounts due to Mount Sinai totaled $0.3 million. During the year ended June 30, 2021, we incurred expenses of $1.3 million related to the Mount Sinai Agreement.
Kantaro
In May 2020, we and Mount Sinai entered into the Kantaro Operating Agreement in order to form Kantaro for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. In connection with the formation of Kantaro, we entered into the Advisory Agreement, pursuant to which we have agreed to provide certain services to Kantaro. For the year ended June 30, 2021, we recognized $1.0 million in the statement of operations related to services performed under the Advisory Agreement. For the year ended June 30, 2021, $0.5 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.2 million was included within general and administrative expense, respectively. See “Item 5— Our key agreements—Kantaro Biosciences LLC” for additional information.

Participation in our Global Offering
In our global offering in July 2020, Mount Sinai purchased 948,750 ADSs. This purchase was made through the underwriters at the initial public offering price of $13.50 per ADS.
Agreements with our executive officers and directors
We have entered into employment agreements with certain of our executive officers and appointment letters with our non-executive directors. See Item 6.B, “Compensation—Director Compensation” and “Compensation— Executive Officer Compensation.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.
Indemnification agreements
In July 2020, we entered into deeds of indemnity with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. The deeds of indemnity and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.
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
We were incorporated as a public limited company under the laws of England and Wales on March 15, 2018, with the name Renalytix plc and company number 11257655. On June 23, 2021, we changed our name to Renalytix plc. Our principal executive offices in the United States are located at 1460 Broadway, New York, New York 10036 and our telephone number is +1 646 397 3970. Our registered office in the United Kingdom is located at Finsgate, 5-7 Cranwood Street, London, EC1V 9EE, United Kingdom, and the telephone number of our registered office is +44 20 3139 2910.
Since November 6, 2018, our ordinary shares have been traded on AIM under the symbol “RENX”. Our website address is www.renalytixai.com. The information contained on, or that can be accessed from, our website does not form part of this annual report. Our agent for service of process in the United States is Renalytix AI, Inc., located at 1460 Broadway, New York, New York 10036.
As of June 30, 2021, we had 76,463,244 ordinary shares outstanding, with a nominal value of £0.0025 per ordinary share. Each issued ordinary share is fully paid.
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
Options
As of June 30, 2021, there were options to purchase 4,415,958 ordinary shares outstanding with a weighted average exercise price of £3.56 per ordinary share. The options generally lapse after ten years from the date of the grant.
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
At our annual general meeting held on December 7, 2020, our shareholders approved the disapplication of preemptive rights for the period up to the earlier of the conclusion of our next annual general meeting or the close of business on March 7, 2022, which disapplication allows for the issue of ordinary shares in an offering made on a preemptive basis or otherwise up to a maximum aggregate nominal amount of £18,007.41, and that will need to be renewed upon expiration to remain effective.
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
At our annual general meeting held on December 7, 2020, our shareholders granted our directors authority to (a) allot shares and grant rights to subscribe for, or convert any security into, shares in the company up to an aggregate nominal amount of £59,424.45 and (b) allot further equity securities (as defined in the Companies Act) in connection with a rights issue up to an aggregate nominal amount of £59,424.45. These authorities apply for period to the conclusion of our next annual general meeting or, if earlier, the close of business on March 7, 2022.
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
At our annual general meeting held on December 7, 2020, our shareholders authorized the company to make
“on-market” purchases of ordinary shares on AIM up to a maximum aggregate number of 7,202,963 ordinary shares subject to certain minimum and maximum price thresholds.
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

When our ordinary shares were admitted to trading on AIM in November 2018, the Panel confirmed that three distinct concert parties existed and that the three distinct concert parties were not considered to be acting in concert as between each other. As at June 30, 2021 each concert party had an aggregate shareholding representing less than 29.99% in the share capital of the Company.
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

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b)

	England and Wales	Delaware
	of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the. Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.	in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

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

	England and Wales	Delaware

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (1) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (2) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware
nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

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

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
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

Shareholder Vote on Certain Transactions
The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•  the approval of the court.

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

•  to exercise independent judgment;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well- informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

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

	England and Wales	Delaware

•  to exercise reasonable care, skill, and diligence;

•  not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•  a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

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

•  state the reasons for not making the effort.

England and Wales	Delaware

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
C. Material Contracts
Underwriting Agreement
We entered into an underwriting agreement with J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated as representatives of the underwriters, on July 16, 2020, with respect to the ADSs and ordinary shares sold in our global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.
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
Pursuant to the Joslin Agreement and the related assignment from EKF, we obtained a worldwide, royalty- bearing, exclusive license under any patents and any related know-how of Joslin related to the patent application filed with respect to the use the TNFR1 and TNFR2 biomarkers for determining whether a patient has an increased risk of developing CKD or ESKD, or the Joslin IP, to make, have made, use, offer for sale and sell licensed products covered by claims in the Joslin IP, and to perform, practice offer for sale and sell certain licensed processes related to the Joslin IP. We are obligated to use commercially reasonable efforts in connection with the development and commercialization of the licensed products and licensed processes, including in accordance with a development plan.
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
Passive Foreign Investment Company rules
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look- through rules, either:

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
Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended June 30, 2021, we believe that we were classified as a PFIC for the taxable year ended June 30, 2021. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated using the market price of the ordinary shares or ADSs, which may fluctuate considerably. Fluctuations in the market price of the ordinary shares or ADSs may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. tax counsel expresses no opinion regarding our PFIC status.
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
United Kingdom taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this annual report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out in the above under “Material U.S. federal income tax considerations for U.S. Holders”. Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split-year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

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
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
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
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in the current tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. It has been announced that the current tax rates of 7.5%, 32.5% and 38.1% referred to above will respectively be increased to 8.75%, 33.75% and 39.35% with effect from April 6, 2022.
Corporation tax
A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, while of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for the exemption are not satisfied or anti-avoidance provisions apply, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, but with the main rate announced to increase to 25% with effect from 1 April 2023).
U.K. taxation of disposals
A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%. In each case above, the amount of capital gains tax payable will be subject to the availability of any exemptions, reliefs and/or allowable losses to such U.K. holder.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, but announced to increase to 25% with effect from 1 April 2023) would apply, subject to any exemptions, reliefs and/or allowable losses.
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
U.K. stamp duty and stamp duty reserve tax
The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of ordinary shares
No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying ordinary shares in the company.
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
In the event that either of the above requirements is not met, stamp duty or SDRT will generally apply to transfers of, or agreements to transfer, ordinary shares. Where applicable, the purchaser normally pays the stamp duty or SDRT, other than where the transfer is to a clearance service or depositary receipt issuer (where in practice it will generally be paid by the transferors or participants).
Issue or transfers of ADRs
No U.K. stamp duty or SDRT should be required to be paid on the issue or transfer of (including an agreement to transfer) ADRs in the company.
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
We maintain a corporate website at
www.renalytixai.com
. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

The Securities and Exchange Commission maintains a website (
www.sec.gov
) that contains reports, proxy and information statements and other information regarding registrants, such as Renalytix plc, that file electronically with the SEC.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
We report our consolidated financial results in U.S. dollars. Renalytix AI, Inc.’s functional currency is the U.S. dollar and Renalytix plc’s and Renalytix AI Limited’s function currencies are pounds sterling. The functional currency of Renalytix plc is the pound sterling which is translated into the U.S. dollar for assets and liabilities at the exchange rate at the balance sheet dates and revenue and expenses are translated at the weighted-average exchange rates during the reporting period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ equity.
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
We are exposed to market risk related to changes in interest rates. As of June 30, 2021, we had cash, cash equivalents and short-term investments of $65.1 million, consisting of bank deposits and U.S. Treasury securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in marketable debt securities.
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
We have appointed Citibank as depositary pursuant to a deposit agreement. The form of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (
www.sec.gov
). Please refer to registration number 333-239729 when retrieving such copy.
The portions of this summary description that are italicized describes matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs has been determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, two ordinary shares that are on deposit with the depositary or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners.
The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs and ADSs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations. You agree to comply with information requests from us pursuant to applicable laws, stock exchange rules and our articles of association. We may restrict transfers of ADSs and take other actions necessary to comply with any applicable ownership restrictions.
The manner in which you own the ADSs (e.g., in a brokerage account versus as a registered holder, or as a holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you.
As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs, you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC, which nominee will be the only “holder” of such ADSs for purposes of the deposit agreement and any applicable ADR. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Other Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold, and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights we shall have timely requested such rights by made available to shareholders of ADSs, if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other represented by ADSs.
The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will
not
distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal value, sub-division, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs Upon Deposit of Ordinary Shares
Any ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs pursuant to our instruction.
The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian and provide such documentation as may be required pursuant to the deposit agreement. Your ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations under the laws of the United States and England and Wales applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly allotted and issued, fully paid, not subject to any call for the payment of further capital and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived, disapplied or exercised;

•	you are duly authorized to deposit the ordinary shares;

•
the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and

•	the deposit of the ordinary shares does not violate any applicable provision of English law.

•
If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures, and of such other matters contemplated in the deposit agreement, as the depositary deems appropriate;

•	comply with applicable laws and regulations, including regulations imposed by us and the depositary consistent with the deposit agreement, the ADR and applicable law;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
As a holder of ADSs, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by legal considerations under the laws of the United States and England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•
temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section titled “Description of Share Capital—Articles of Association” in this prospectus.
At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs.
Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). If voting is by poll and the depositary does not receive timely voting instructions from a holder of ADSs, such holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the deposited securities represented by such ADSs in any manner such person wishes, which may not be in your best interests; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (a) we do not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of deposited securities may be adversely affected. Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee
Issuance of ADSs (
e.g.
, an issuance of ADS(s) upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares for any other reason)	Cancellation of ADSs ( e.g. , a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or Up to $ 0.05 per ADS issued

Distribution of cash dividends or other cash distributions ( e.g. , upona sale of rights and other entitlements)

Distribution of ADSs pursuant to (i) share dividends or other distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $ 0.05 per ADS cancelled

Distribution of securities other than ADSs or rights to purchase additional ADSs ( e.g. , upon a spin-off)	Up to $0.05 per ADS held

Up to $0.05 per ADS held

Up to $ 0.05 per ADS held

ADS services	Up to $ 0.05 per ADS held on the applicable record date(s) established by the depositary

Service	Fee

Registration of ADS transfers ( e.g. , upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSsinto DTC and vice versa , or for any other reason)	Up to $ 0.05 per ADS transferred

Conversion of ADSs of one series for ADSs of another series (
e.g.
, upon conversion of partial entitlement ADSs for full entitlement ADSs, or upon conversion of restricted ADSs into freely transferable ADSs, and vice versa
)	Up to $ 0.05 per ADS converted
As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

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
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders of ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the deposit agreement subject to certain conditions. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to ADS holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
In connection with the termination of the deposit agreement, the depositary may, but shall not be obligated to, independently and without the need for any action by us, make available to holders of ADSs a means to withdraw the ordinary shares and other deposited securities represented by their ADSs and to direct the deposit of such ordinary shares and other deposited securities into an unsponsored American Depositary Shares program established by the depositary, upon such terms and conditions as the depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored American Depositary Shares program under the Securities Act, and to receipt by the depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.
Books of Depositary
The depositary maintains ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement. The depositary maintains in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•
The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

•
The depositary disclaims any liability for any failure to accurately determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.

•	The depositary shall not be liable for acts or omissions of any successor depositary in connection with any matter arising wholly after the resignation or removal of the depositary.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•
We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, including regulations of any stock exchange or by reason of present or future provisions of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our or the depositary’s control.

•
We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•
We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary also disclaim liability for the inability by any ADS holder or beneficiary owner to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•
We and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.
Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.
As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.
In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
Taxes
As a Holder or Beneficial Owner of ADSs, you will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs as provided for in the deposit agreement. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by Holders and Beneficial Owners (as defined in the deposit agreement) of ADSs and may sell any and all property on deposit to pay the taxes and governmental charges payable by ADS holders. As a Holder or Beneficial Owner of ADSs, you will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable Holder or Beneficial Owner (as defined in the deposit agreement) of ADSs. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take any of the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the ADS holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to ADS holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable ADS holders.
Governing Law/Waiver of Jury Trial
The deposit agreement and the ADRs and ADSs will be interpreted in accordance with the laws of the State of
New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU WAIVE IRREVOCABLY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADSs AGAINST US AND/OR THE DEPOSITARY.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. Not applicable.
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds
The net proceeds from our global offering have been used, and are expected to continue to be used, as described in the final prospectus for the global offering filed with the U.S. Securities and Exchange Commission on July 17, 2020.
None of the net proceeds of the global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (
principal executive officer
) and chief financial officer (
principal financial officer
), as appropriate, to allow timely decisions regarding required disclosure.
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of June 30, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective as described further below.
B. Management’s Annual Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of June 30, 2021 based on the framework in “Internal Control—Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Based on that assessment, management has concluded that, as June 30, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
C.
Remediation of Previously Disclosed Material Weakness
In connection with the preparation of our consolidated financial statements for the years ended June 30, 2020 and 2019, we concluded that there were material weaknesses in the design of our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified related to the lack of segregation of duties as well as our lack of formal processes and procedures and our lack of maintaining a sufficient complement of personnel commensurate with our accounting and reporting requirements. We previously only had two designated finance and accounting employees and relied primarily on consultants to provide many accounting, bookkeeping and administrative services.
Subsequent to the evaluation made in connection with filing our Annual Report on Form 20-F for the year ended June 30, 2020, management continued the process of remediating the material weaknesses.
During the year ended June 30, 2021, we executed our remediation plan by enhancing our finance team with additional resources who have an appropriate level of knowledge and experience relevant to our financial reporting requirements. We have also hired new consultants, with public company experience, to supplement our internal finance team and ensure proper segregation of duties. Our new hires and consultants have helped to enhance our documentation of processes and procedures as well as add overall resources to enhance our segregation of duties. Lastly, we have implemented a new ERP system which has allowed for system controls to support the integrity of financial information. These efforts ensure access to key financial systems and records is restricted to appropriate users and the appropriate level of segregation of duties is maintained
As a result of these remediation activities we concluded the previously reported material weakness have been remediated as of June 30, 2021.
D. Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. For so long as we qualify as an “emerging growth company” as defined under the JOBS Act, our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.
E. Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the fiscal year ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 15T. Controls and Procedures.
Not applicable.

Item 16A. Audit Committee Financial Expert
Our audit committee consists of Ann Berman, Erik Lium, Ph.D. and Daniel J. Levangie. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Berman and Mr. Mills are considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at
www.renalytixai.com
. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.
Item 16C. Principal Accountant Fees and Services
Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are audited by Ernst & Young LLP, an independent registered public accounting firm registered with the Public Accounting Oversight Board in the United States. Deloitte & Touche LLP has audited our consolidated financial statements as of and for the fiscal year ended June 30, 2020, and Ernst & Young LLP has audited our consolidated financial statements as of and for the fiscal year ended June 30, 2021.
The following table shows the aggregate fees billed to us for professional services for the fiscal years ended June 30, 2021 and 2020:

	Year Ended June 30,
	2021	2020
Audit Fees.	$1,132	$456
Audit-Related Fees.	$46	893
Tax Fees.	—	—
Other Fees.	—	—
Total.	$1,177	$1,349
“
Audit Fees
” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent registered public accounting firm provides, such as consents and assistance with and review of documents filed with the SEC.
“
Audit-Related Fees
” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit, including fees related to our public offering, and are not reported under Audit Fees.
“
Tax Fees
” are the aggregate fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice and tax planning related services.
“
Other Fees
” are any additional amounts billed for products and services provided by the independent registered public accounting firm.
There were no “
Tax Fees
” or “
Other Fees
” billed or paid during the fiscal years ended June 30, 2021 or 2020.

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by the independent registered public accounting firms during the last two fiscal years have been approved by the audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
On May 12, 2021, the Company dismissed Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm and appointed Ernst & Young LLP, or EY, as successor auditor effective May 12, 2021 and for the fiscal year ended June 30, 2021. The audit report of Deloitte on the financial statements of the Company as of and for the fiscal years ended June 30, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The dismissal of Deloitte and the appointment of EY have been considered and approved by the Company’s audit committee and board of directors. During the fiscal years ended June 30, 2020 and 2019, and during the period of July 1, 2020 through the date of dismissal, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference in connection with its opinion to the subject matter of the disagreement. No “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, occurred within the fiscal years ended June 30, 2020 and 2019 and subsequently up to the date of dismissal.
During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.
We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 10, 2021, was filed as Exhibit 16.1 to the Report on Form 6-K filed with the SEC on June 20, 2021.
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
Item 18. Financial Statements
See pages F-1 through F-21 of this annual report.
Item 19. Exhibits

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

3.1	Articles of Association	F-1	333-239414	3.1	06/24/2020

4.1	Form of Deposit Agreement	F-1/A	333-239414	4.1	07/13/2020

4.2	Form of American Depositary Receipt (included in Exhibit 4.1)	F-1/A	333-239414	4.1	07/13/2020

4.3	Description of Securities	20-F	001-39387	4.3	10/28/2020

10.1+	Renalytix plc Share Option Plan for Employees with Non-Employee Sub-Plan and U.S. Sub-Plan	F-1	333-239414	10.1	06/24/2020

10.2†#	Exclusive License and Collaboration Agreement, by and between the registrant and Icahn School of Medicine at Mount Sinai, dated as of May 30, 2018, as amended to date	F-1	333-239414	10.2	06/24/2020

10.3†#	License Agreement, by and between the registrant and Joslin Diabetes Center, Inc., as assigned to the registrant on October 23, 2018, as amended to date	F-1	333-239414	10.3	06/24/2020

10.4#	Kantaro Biosciences LLC Operating Agreement, by and between the registrant and Icahn School of Medicine at Mount Sinai, dated as of May 4, 2020	F-1	333-239414	10.4	06/24/2020

10.5†#	Advisory Services Agreement, by and between the registrant and Kantaro Biosciences LLC, dated as of May 4, 2020	F-1	333-239414	10.5	06/24/2020

10.6+	2020 Equity Incentive Plan with Non-Employee Sub-Plan and forms of grant notices and agreements thereunder	F-1	333-239414	10.6	06/24/2020

10.7+	2020 Employee Share Purchase Plan	F-1	333-239414	10.7	06/24/2020

10.8+	Form of Amended Deed of Indemnity between registrant and each of its directors	F-1	333-239414	10.8	06/24/2020

10.9+	Form of Deed of Indemnity between registrant and each of its executive officers	F-1	333-239414	10.9	06/24/2020

10.10	Registration Rights Agreement, by and between the registrant and Icahn School of Medicine at Mount Sinai, dated as of June 24, 2020	F-1	333-239414	10.10	06/24/2020

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1*	Subsidiaries of the registrant

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
***	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
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

RENALYTIX PLC

By:	/s/ James McCullough
Name:	James McCullough
Title:	Chief Executive Officer
Date: October 21, 2021

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Renalytix plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Renalytix plc (the Company) as of June
30, 2021, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended June 30, 2021, and the related notes (collectively referred to as the
“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Iselin, New Jersey
October 21, 2021

F-2

RENALYTIX PLC
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)	June 30, 2021	June 30, 2020	June 30, 2019
Assets
Current assets:
Cash and cash equivalents	$65,128	$13,293	$8,201
Short-term investments	—	982	994
Accounts receivable	594	—	—
Prepaid expenses and other current assets	993	551	227
Note receivable from Kantaro—current	75	—	—
Receivable from affiliates	1	18	—

Total current assets	66,791	14,844	9,422
Property and equipment, net	2,490	1,655	278
Investment in VericiDx	9,295	—	—
Investment in Kantaro	—	1,937	—
Note receivable from Kantaro—noncurrent	—	83	—
Deferred offering costs	—	2,364	—

Total assets	$78,576	$20,883	$9,700

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,403	$2,218	$317
Accounts payable-related party	361
Accrued expenses and other current liabilities	4,602	683	832
Accrued expenses—related party	224	—	—
Deferred revenue	122	—	—
Note payable—current	—	120	—
Payable to affiliate—current	350	271	—

Total current liabilities	7,062	3,292	1,149
Payable to affiliate—noncurrent	—	1,544	—
Note payable—noncurrent	—	135	—
Other liabilities	53	—	—

Total liabilities	7,115	4,971	1,149

Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, £0.0025 par value per share: 76,463,244 and 62,444,992 shares authorized at June 30, 2021 and June 30, 2020, respectively; 72,197,286 and 59,416,134 shares issued and outstanding at June 30, 2021 and June 30, 2020, respectively	220	179	162
Additional paid-in capital	150,407	69,650	52,084
Accumulated other comprehensive income (loss)	8,276	(1,200)	(822)
Accumulated deficit	(87,442)	(52,717)	(42,873)

Total shareholders’ equity	71,461	15,912	8,551

Total liabilities and shareholders’ equity	$78,576	$20,883	$9,700

The accompanying notes are an integral part of these consolidated financial statements.

F-
3

RENALYTIX PLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
LOSS

(in thousands, except share data)	Year Ended June 30, 2021	Year Ended June 30, 2020	Year Ended June 30, 2019
Revenue	$1,491	$—	$—
Cost of revenue	858	—	—

Gross profit	633	—	—
Operating expenses:
Acquired in-process research and development	—	—	35,286
Research and development	10,040	4,565	4,316
General and administrative	23,479	5,750	2,737
Performance of contract liability to affiliate	(970)	—	—

Total operating expenses	(32,549)	(10,315)	(42,339)

Loss from operations	(31,916)	(10,315)	(42,339)
Equity in losses of affiliate	(2,112)	(63)	—
Foreign currency (loss)/gain	(8,772)	245	20
Fair value adjustment to VericiDx investment	6,483	—	—
Gain on loan extinguishmen t	255
Other income, net	726	289	18

Net loss	(35,336)	(9,844)	(42,301)
Net loss attributable to noncontrolling interest	(611)	—	—

Net loss attributable to ordinary shareholders	(34,725)	(9,844)	(42,301)

Other comprehensive income (loss):
Foreign exchange translation adjustment	9,501	(378)	(826)

Comprehensive loss	(25,835)	(10,222)	(43,127)

Comprehensive loss attributable to noncontrolling interest	(72)	—	—

Comprehensive loss attributable to Renalytix AI	$(25,763)	$(10,222)	$(43,127)

Net loss per ordinary share—basic and diluted	$(0.49)	$(0.17)	$(0.99)
Weighted average ordinary shares—basic and diluted	71,484,934	59,079,522	42,561,600

The accompanying notes are an integral part of the
s
e consolidated financial statements.

F-
4

RENALYTIX PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ (deficit) equity attributable to Renalytix	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount

Balance at July 1, 2018	20,000,000	$66	$—	$4	$(572)	$(502)	$—	$(502)
Ordinary shares issued to acquire Joslin license	15,427,704	49	24,237	—	—	24,286	—	24,286
Sale of ordinary shares in initial public offering, net of offering costs of $1,742	18,388,430	47	27,322	—	—	27,369	—	27,369
Share-based compensation expense	—	—	525	—	—	525	—	525
Currency translation adjustments	—	—	—	(826)	—	(826)	—	(826)
Net loss	—	—	—	—	(9,844)	(42,301)	—	(42,301)

Balance at June 30, 2019	53,816,134	162	52,084	(822)	(42,873)	8,551	—	8,551

Sale of ordinary shares in secondary offering, net of offering costs of $842	5,600,000	17	16,407	—	—	16,424	—	16,424
Share-based compensation expense	—	—	1,159	—	—	1,159	—	1,159
Currency translation adjustment	—	—	—	(378)	—	(378)	—	(378)
Net loss	—	—	—	—	(9,844)	(9,844)	—	(9,844)

Balance at June 30, 2020	59,416,134	179	69,650	(1,200)	(52,717)	15,912	—	15,912

Sale of ordinary shares in initial public offering on Nasdaq, net of offering costs and underwriting fees of $9,007	12,613,500	40	76,094	—	—	76,134	—	76,134
VericiDx distribution in specie	—	—	1,638	(25)	—	1,613	(1,613)	—
Deconsolidation of Verici	—	—	—	—	—	—	2,296	2,296
Shares issued under the employee share purchase plan	17,652	—	111	—	—	111	—	111
Exercise of stock options	150,000	1	251	—	—	252	—	252
Share-based compensation expense	—	—	2,663	—	—	2,663	—	2,663
Currency translation adjustments	—	—	—	9,501	—	9,501	(72)	9,429
Net loss	—	—	—	—	(34,725)	(34,725)	(611)	(35,336)

Balance at June 30, 2021	72,197,286	$220	$150,407	$8,276	$(87,442)	$71,461	$—	$71,461

The accompanying notes are an integral part of t
h
ese consolidated financial statements.

F-
5

RENALYTIX PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended June 30, 2021	Year Ended June 30, 2020	Year Ended June 30, 2019
Cash flows from operating activities:

Net loss	$(35,336)	$(9,844)	$(42,301)
Adjustments to reconcile net loss to net cash used in operating activities
Non-cash in-process research and development charge	—	—	35,286
Gain on deconsolidation of VericiDx	(46)	—	—
Depreciation and amortization	282	70	31
Share-based compensation	2,663	1,159	525
Gain on loan	(255)	—	—
Realized gain on short-term investments	(18)	(128)	(24)
Equity losses in affiliate, including related impairments	2,112	63	—
Reversal of Kantaro Liability	(495)
Fair value adjustment to VericiDx investment	(6,483)	—	—
Unrealized foreign exchange loss (gain)	5,539	(213)	—
Changes in operating assets and liabilities:		—
Accounts receivable	(594)	—	—
Prepaid expenses and other current assets	(710)	(325)	(197)
Related party receivable	17	(18)	—
Accounts payable	782	355	303
Accrued expenses-related party	585
Accrued expenses and other current liabilities	4,353	(456)	221
Deferred revenue	122	—	—
Payable to affiliate	(970)	(185)	—
Other liabilities	53	—	—
Net cash used in operating activities	(28,399)	(9,522)	(6,156)
Cash flows from investing activities:
Note receivable—related party	(167)	(83)	—
Purchases of property and equipment	(773)	(804)	(309)
Software development costs	(749)	(427)	—
Purchase of short-term investments	—	(21,260)	(4,970)
Proceeds from short-term investments	1,000	21,400	4,000
Decrease in cash (VericiDx deconsolidation)	(62)	—	—
Acquired in-process research and development	—	—	(11,021)
Net cash used in investing activities	(751)	(1,174)	(12,300)
Cash flows from financing activities:
Gross proceeds from the issuance of ordinary shares, net of underwriting fees	79,182	—	—
Gross proceeds from the issuance of ordinary shares	—	17,276	29,111
Payment of offering costs	(2,305)	(1,593)	(1,292)
Payment from related-party notes	—	—	633
Proceeds from the issuance of ordinary shares under employee share purchase plan	111	—	—
Proceeds from exercise of stock options	252	—	—
Proceeds from PPP Loan	—	255	—
Repayment of related-party notes	—	—	(1,069)
Net cash provided by financing activities	77,240	15,938	27,383

Effect of exchange rate changes on cash	3,745	(150)	(808)

Net increase in cash and cash equivalents	51,835	5,092	8,119
Cash and cash equivalents, beginning of year	13,293	8,201	82

Cash and cash equivalents, end of year	65,128	$13,293	8,201

Supplemental disclosure of cashflow information:
Cash paid for interest	$—	$—	$21

Supplemental noncash investing and financing activities:
Ordinary shares issued to acquire Joslin license	$—	$—	$24,286

Financing costs in accounts payable and accrued expenses	$—	$1,630	$450

Software development costs in accounts payable and accrued expenses	$—	$177	$—

Purchase of property and equipment in accounts payable and accrued expenses	$—	$56	$—
Reclassification of note receivable in Kantaro to Investment in Kantaro	$175	$—	$—

Deemed distribution of VericiDx ordinary shares	$75	$—	$—

Conversion of VericiDx note receivable into VericiDx ordinary shares	$2,556	$—	$—

Fair value of services exchanged for equity method investment of which services are recorded as the payable to affiliate	$—	$2,000	$—

The accompanying notes a
r
e an integral part of these consolidated financial statements.

F-
6

RENALYTIX PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Business and risks
Renalytix and its wholly-owned subsidiaries, Renalytix AI, Inc. and Renalytix AI Limited, (collectively, “Renalytix”, or the “Company”) is an artificial intelligence-enabled in vitro diagnostics company, focused on optimizing clinical management of kidney disease to drive improved patient outcomes and significantly lower healthcare costs. KidneyIntelX, the Company’s first-in-class diagnostic platform, employs a proprietary artificial intelligence-enabled algorithm that combines diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from EHR systems, to generate a unique patient risk score. Additionally, the Company has successfully completed the first stage of a statement of work with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to conduct a feasibility study to determine the impact of the use of the Company’s KidneyIntelX platform to optimize utilization of various CKD agents. Further, in December 2020 the Company entered into a master service agreement with AstraZeneca for future services of this nature. As a result of the initial success with AstraZeneca the Company plans to pursue further collaborations with pharmaceutical companies and make ‘Pharmaceutical Services Revenue’ a core part of the business going forward with the goal of improving guideline-based standard-of-care for optimal utilization of existing and novel therapeutics using the KidneyIntelX testing platform and proprietary care management software.
In August 2020, the Company created

a wholly-owned subsidiary of Renalytix AI plc, Renalytix AI Limited (“Limited”) to facilitate operations in Ireland.
Since inception in March 2018, the Company has focused primarily on organizing and staffing the Company, raising capital, developing the KidneyIntelX platform, conducting clinical validation studies for KidneyIntelX, establishing and protecting its intellectual property portfolio and commercial laboratory operations, pursuing regulatory clearance and developing a reimbursement strategy. To date, the Company has generated de minimis revenue from the sales of KidneyIntelX tests. The Company has funded its op
e
rations primarily through equity financings.
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
2. Liquidity and Going

Concern
The Company has incurred recurring losses and negative cash flows from operations sinc
e
 inception and had an accumulated deficit of
$87.4
million

as of June 30, 2021. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of KidneyIntelX or any future products currently in development. Management believes its cash and cash equivalents of

$65.1
million as of June 30, 2021, are sufficient to fund the projected operations for at least the next twelve months from the issuance date of these financial statements. Substantial additional capital will be needed by the Company to fund its operations, expand its commercial activities and develop other potential diagnostic related products.
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

F-
7

required to delay, curtail or discontinue research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospect.
3. Basis of presentation and summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The Company reclassified certain prior year comparative figures in the consolidated statements of operations and comprehensive loss to conform to the current year’s presentation. This change in presentation did not have an impact on the Company’s financial condition, operating results or cash flows.
Principles of consolidation
The consolidated financial statements include the accounts of Renalytix plc, and its wholly-owned subsidiaries, Renalytix AI, Inc. and Renalytix AI Limited. All inter-company balances and transactions have been eliminated in consolidation. The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.
Deconsolidation
Upon the occurrence of certain events and on a regular basis, the Company evaluates whether it no longer has a controlling interest in its subsidiaries, including consolidated variable interest entities. If the Company determines it no longer has a controlling interest, the subsidiary is deconsolidated. The Company records a gain or loss on deconsolidation based on the difference on the deconsolidation date between (i) the aggregate of (a) the fair value of any consideration received, (b) the fair value of any retained noncontrolling investment in the former subsidiary and (c) the carrying amount of any noncontrolling interest in the subsidiary being deconsolidated, less (ii) the carrying amount of the former subsidiary’s assets and liabilities.
The Company assesses whether a deconsolidation is required to be presented as discontinued operations in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year
period following such date, it will present the former subsidiary as a discontinued operation in current and comparative period financial statements.
Verici Dx plc
In April 2020, the Company created a wholly-owned subsidiary, Verici Dx plc
 (“VericiDx”), to hold technology
in-licensed
from the Icahn School of Medicine at Mount Sinai (“ISMMS” or “Mount Sinai”) in late 2018. In May 2020, the Company transferred the in-licensed
FractalDx technology and associated assets to VericiDx in exchange for $2.0 million, which was satisfied by the issuance of convertible loan notes of VericiDx to the Company. The reduction of capital necessary to implement this transaction was approved by the Company’s shareholders at a general meeting held on May 15, 2020 and confirmed by the High Court in England and Wales on June 9, 2020. The Company’s board of directors declared the distribution of shares of VericiDx to the then shareholders of the Company, to effect the FractalDx spin-off,
on July 7, 2020, and the distribution occurred on July 10, 2020.
The Company announced on July 8, 2020 that the share capital of VericiDx had been re-designated
into 59,416,134 A Shares of £0.001 each and one golden share of £0.001 (the “Golden Share”) and that Renalytix
F-
8

would retain the Golden Share and its associated controlling voting rights. Subsequent to that announcement, the Company entered into a declaration of trust whereby Renalytix AI plc had declared that it held the Golden Share as nominee and on trust for certain Directors of Renalytix AI and accordingly, the Company itself had no ongoing beneficial interest in VericiDx shares. This triggered a reconsideration event for ongoing consolidation of VericiDx and since the Company was still the primary funding source for VericiDx, the Company continued to hold a controlling financial interest in VericiDx and continued to consolidate VericiDx. Consequently, the

Company recognized noncontrolling interest of $1.6 million to reflect VericiDx’s distribution of A Shares and the Golden Share.
As the Company had been the primary funding source for VericiDx since its distribution to the Company’s stockholders, the operations and financial position of VericiDx were included in the consolidated financial statements of the Company. Participation of the stockholders in the net assets and losses of VericiDx were reflected in the line items “Noncontrolling interests” in the Company’s consolidated balance sheets and “Net loss attributable to the noncontrolling interests” in the Company’s consolidated statements of operations and comprehensive loss. Noncontrolling interests adjusts the Company’s consolidated results of operations and comprehensive loss to exclude all of the losses of VericiDx as Renalytix AI had no direct equity ownership in VericiDx from the date of the distribution through October 28, 2020. Changes in the underlying net book value of VericiDx due to equity issuances are reflected as equity transaction in the Company’s consolidated statements of stockholders’ equity.
On November 3, 2020, VericiDx completed an initial public offering on AIM and raised gross proceeds of £14.5 million (“VericiDx IPO”) triggering a reconsideration event for ongoing consolidation of VericiDx. The VericiDx IPO resulted in the Company no longer having a controlling financial interest in VericiDx as the Company was no longer VericiDx’s primary funding source. VericiDx previously issued the Company an aggregate of $2.5 million in convertible loan notes which reflected the $2.0 million consideration for the FractalDx assets and $0.5 million of additional funding the Company provided VericiDx through October 28, 2020. Prior to the VericiDx IPO, on October 28, 2020, the Company gave notice to convert the aggregate outstanding $2.5 million convertible loan notes into 9,831,681 ordinary shares of VericiDx. As a result of the VericiDx IPO, the Company deconsolidated VericiDx from the consolidated financial statements of the Company as of that date and recognized a gain of $46,000 within other (expense) income in the consolidated statements of operations and comprehensive loss for the year ended June 30, 2021.
As the Company can exert significant influence over, but does not control, VericiDx’s operations through representation on VericiDx’s board of directors, the Company accounts for the investment as an equity method investment and has also elected the fair value option. In connection with the deconsolidation of VericiDx, the Company evaluated whether the results of VericiDx should be presented as discontinued operations for the year ended June 30, 2021. The Company concluded that the deconsolidation of VericiDx, as a r
e
sult of the VericiDx IPO, is not a development that significantly impacts the Company’s overall operations and financial results. Research and development expenses incurred related to this program accounted for a minor portion of the Company’s overall annual research and development expenses and the Company remains focused on developing the KidneyIntelX platform. Therefore, the Company has not presented the results related to VericiDx as discontinued operations in its consolidated statements of operations and comprehensive loss for the year ended June 30, 2021.
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

F-
9

Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimate include the assumptions used in determining the fair value of share-based awards, recording the prepaid/accrual and associated expense for research and development activities performed for the Company by third parties, determining useful lives of property and equipment and capitalized software, the assessment of noncontrolling interest and equity method investments, fair value measurements, the payable to affiliates and the consolidation and deconsolidation of variable interest entities.
Segment information
The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is to make significant improvements in kidney disease diagnosis and prognosis, clinical care, patient stratification for drug clinical trials, and drug target discovery.
Foreign currency
The Company’s consolidated financial statements are presented in U.S. dollars, the reporting currency of the Company. The functional currency of Renalytix plc and Renalytix AI Limited is GB Pounds. The functional currency of Renalytix AI, Inc. is the U.S. dollar. Assets and liabilities of Renalytix plc and Renalytix AI Limited are translated at the rate of exchange at period-end, while the statements of operations are translated at the weighted average exchange rates in effect during the reporting period. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income (loss). Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs and reported in the consolidated statements of operations and comprehensive loss.
Concentrations of credit risk and major customers
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable balances. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and are not exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships and has not experienced any losses on such accounts.
The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. All of the Company’s revenue has been generated from two customers for the years ended June 30, 2021. The Company performs initial and ongoing credit reviews on customers, which involve consideration of the customers’ financial information, their location, and other factors to assess the customers’ ability to pay.
Fair value of financial instruments
At June 30, 2021, 2020 and 2019, the Company’s financial instruments included accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities. The carrying amounts of these assets and liabilities approximates fair value due to their short-term nature.
Fair value option
Under the Fair Value Option Subsections of ASC subtopic 825-10,
Financial Instruments – Overall
, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings (see Note 5).

F-
10

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. As of June 30, 2021, the Company had a cash balance of $65.1 million. As of June 30, 2020, the Company had a cash balance of $12.8 million and cash equivalents consisting of $0.5 million held in a money market account. As of June 30, 2019, the Company had a cash balance of $7.2 million and cash equivalents consisting of $1.0 million held in U.S. Treasury Bills.
Short-term investments
Short-term investments consist of debt securities with a maturity date greater than three months when acquired. The Company classifies its short-term investments at the time of purchase as available-for-sale
securities.
Available-for-sale
securities are carried at fair value. Unrealized gains or losses on available-for-sale
securities are reported in accumulated other comprehensive income (loss), a component of the shareholders’ equity, until realized. Short-term investments at June 30, 2020 and 2019 consisted of U.S. Treasury Bills with a fair value of $1.0 million. Unrealized gains (losses) at June 30, 2020 and 2019 were de minimis as their maturity date was 91 days from original purchase. The Company had no short-term investments at June 30, 2021.
Accounts receivable
Accounts receivable are recorded at the invoice amount and

are
non-interest
bearing. The Company considers receivables past due based on the contractual payment terms. The Company reserves specific receivables if collectability is no longer reasonably assured. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns, and individual customer circumstances. No reserves have been recorded as of June 30, 2021, 2020 or 2019.
Property and equipment
Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives ranging from three to ten years. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related acc
u
mulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.
Deferred offering costs
The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process
common equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of additional paid-in
capital generated as a result of such offering. Should an
in-process
equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of June 30, 2020, the Company had deferred offering costs of $2.4 million related to the IPO on the Nasdaq Global Market which was completed in July 2020. Upon completion of the IPO, the deferred offering costs were reclassified into additional paid-in
capital. The Company had no deferred offering costs as of June 30, 2021 or June 30, 2019.
Performance of contract liability to affiliate
In May 2020, the Company and the Icahn School of Medicine at Mount Sinai entered into an operating agreement (“Kantaro Operating Agreement”) to form a joint venture, Kantaro Biosciences LLC (“Kantaro”), for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. Kantaro has a fiscal year ending December 31 st
. Kantaro has partnered with Bio-Techne Corporation to develop and launch the new test which are designed for use in any

F-
11

authorized clinical testing laboratory without the need for proprietary equipment. During the year ended June 30, 2021, the Company recognized $1.0 million related to the performance of the contract liability with Kantaro. This represents the allocation of costs for performing services on behalf of Kantaro. There was no such transaction in fiscal 2020 and 2019.
Equity method investments
The Company accounts for equity investments where it owns a
non-controlling
interest, but has the ability to exercise significant influence, under the equity method of accounting. Under the equity method of accounting, the original cost of the investment is adjusted for the Company’s share of equity in the earnings of the equity investee and reduced by dividends and distributions of capital received, unless the fair value option is elected, in which case the investment balance is marked to fair value each reporting period and the impact of changes in fair value of the equity investment are reported in earnings.
Kantaro Biosciences LLC
As the Company can exert significant influence over, but does not control, Kantaro’s operations through voting rights or representation on Kantaro’s board of directors, the Company accounts for this investment using the equity method of accounting. The Company records its share in Kantaro’s earnings and losses in the consolidated statement of operations. The Company assesses its investment for other-than-temporary impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable and recognize an impairment loss to adjust the investment to its then-current fair value (see Note 5). The Company owned
25
% of the membership equity units in Kantaro at June
30
,
2021
.
VericiDx plc
As the Company can exert significant influence over, but does not control, VericiDx’s operations through representation on VericiDx’s board of directors, the Company accounts for this investment as an equity method investment and has elected the fair value option because VericiDx’s stock price is readily observable via the London Stock Exchange. Under the fair value option, the investment in VericiDx is recorded at fair value at each reporting period with subsequent changes in fair value reported in the consolidated statements of operations and comprehensive loss. Based on closing stock price of VericiDx, the fair value of the investment in VericiDx was $9.3 million at June 30, 2021. During the year ended June 30, 2021, the Company recorded a fair value adjustment of $6.5 million, in the consolidated statements of operations and comprehensive loss. The Company owned 6.94% of the ordinary shares of VericiDx at June 30, 2021.
Impairment assessment
The Company evaluates its investments that are in unrealized loss positions, if any, and equity method investments for other-than-temporary impairment on a quarterly basis (see Note 5). Such evaluation involves a variety of considerations, including assessments of the risks and uncertainties associated with general economic conditions and distinct conditions affecting specific issuers or investees. Factors considered by the Company include (i) the length of time and the extent to which an investment’s fair value has been below its cost; (ii) the financial condition, credit worthiness, and near-term prospects of the issuer; (iii) the length of time to maturity; (iv) future economic conditions and market forecasts; (v) the Company’s intent and ability to retain its investment for a period of time sufficient to allow for recovery of market value; (vi) an assessment of whether it is more likely than not that the Company will be required to sell its investment before recovery of market value; and (vii) whether events or changes in circumstances indicate that the investment’s carrying amount might not be recoverable.
Software development costs
The Company follows the provisions of ASC 985,
Software
, which requires software development costs for software to marketed externally to be expensed as incurred until the establishment of technological feasibility, at

F-1
2

which time those costs are capitalized until the software is available for general release and amortized over its estimated useful life of ten years. For the year ended June 30, 2020, the Company expensed $0.6 million of research and development expenses related to capitalized software. There was no research and development expense related to capitalized software for the years ended June 30, 2021 and 2019. Technological feasibility is established upon the completion of a working model that has been validated.
Revenue recognition
The Company adopted ASC 606 –
Revenue from Contracts

with Customers
(“ASC 606”) on July 1, 2018. The adoption of ASC 606 did not have a material impact on the consolidated financial statements.
Pursuant to ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services. The Company records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they ar
e
 distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services that it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. Certain contracts have options for the customer to acquire additional services. The Company evaluates these options to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon the renewal option approach. The Company recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied. The Company uses present right to payment a
n
d customer acceptance as indicators to determine the transfer of control to the customer occurs at a point in time. Sales tax and other similar taxes are excluded from revenues.
Cost of revenue
Cost of revenue consists of costs directly attributable to the services rendered, including labor costs directly related to revenue generating activities.
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

F-1
3

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
Comprehensive loss
Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. For the periods presented the only other changes in shareholders’ equity is from foreign currency translation.
Net loss per ordinary share
Basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during each period. Diluted net loss per ordinary share includes the effect, if any, from the potential exercise or conversion of securities, such as options which would result in the issuance of incremental ordinary shares. Potentially dilutive securities outstanding as of June 30, 2021, 2020 and 2019 have been excluded from the computation of diluted weighted average shares outstanding as they would be anti-dilutive. Therefore, the weighted average number of shares used to calculate both basic and diluted net loss per share are the same.
As of June 30, 2021 and 2020, there were 4,265,958, 3,028,858 and 2,195,697 shares, respectively, issuable upon exercise of outstanding options that were anti-dilutive and excluded from diluted loss per share for the years ended June 30, 2021, 2020 and 2019, respectively.

F-1
4

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
In February 2016, the FASB issued ASU 2016-02,
Leases (Topic 842)
, in order to inc
r
ease transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) the lease classification or (c) the determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11,
Leases (Topic 842): Targeted Improvements
, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. In June 2020, the FASB issued ASU No 2020-05 that further delayed the effective date of Topic 842 to fiscal years beginning July 1, 2022, and interim periods within those years. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13,
Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments
, which requires measurement and recognition of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This is different from the current guidance as this will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. The new guidance w
i
ll be effective for the Company on July 1, 2023. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intraperiod tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax), which is partially based on income, evaluating tax basis of goodwill recognized from a business combination and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal year beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company has elected to adopt this ASU as of January 1, 2020 on a prospective basis. The adoption of
ASU 2019-12
did not have a material impact on the current financial statements.
In January 2020, FASB issued ASU 2020-01,
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)
, which, generally, provides guidance for investments in entities accounted for under the equity method of accounting. ASU 2020-01 is effective for all entities with fiscal years beginning after December 15, 2021, including interim periods therein. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.

F-1
5

4. Revenue
Testing services revenue
Testing services revenue is generated from the KidneyIntelX platform, which provides analytical services to customers. Each individual test is a performance obligation that is satisfied at a point in time upon completion of the testing process (when results are reported) which is when control passes to the customer and revenue is recognized. During the year ended June 30, 2021, the Company recognized $0.4 million of testing services revenue. Sales tax and other similar taxes are excluded from revenues. There was no testing services revenue recognized in fiscal 2020 and 2019.
Pharmaceutical services revenue
Pharmaceutical services revenue is generated from the provision of analytical services to customers. Contracts with customers generally include an initial upfront payment and additional payments upon achieving performance milestones. The Company uses present right to payment and customer acceptance as indicators to determine the transfer of control to the customer which may occur at a point in time or over time depending on the individual contract terms. Sales tax and other similar taxes are excluded from revenues.
During the year ended June
30
,
2021
, the Company recognized $
0.5
 million of pharmaceutical services revenue where performance obligations are satisfied at a point in time. There was no
pharmaceutical services revenue recognized in fiscal
2020
and
2019
.
Professional services revenue
Professional services revenue consists of services related to the creation of a branded care navigation portal/pathway for use with KidneyIntelX. Revenue is recognized when control of the promised services is transferred to customers and the performance obligation is fulfilled in an amount that reflects the consideration that the Company expects to be entitled in exchange for those services. During the year ended June 30, 2021, the Company recognized $0.6 million of other services revenue where performance obligations are satisfied at a point in time. There was no professional services revenue recognized in fiscal 2020 and 2019.
Deferred revenue
Deferred revenue represents the allocated transaction price to the material right which will be recognized as revenue when the renewal options are exercised which is expected to occur over the next 24 months.
The following table summarizes the changes in deferred revenue:

	Year Ended June 30,
	2021	2020	2019
Balance, beginning of period	$—	$—	$—
Deferral of revenue	250	—	—
Revenue recognized	(128)	—	—
Balance, end of period	$122	$—	$—

5. Fair value measurements and the fair value option
Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must

F-1
6

maximize the use of observable inputs and minimize the use of unobservable inputs.
The
authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•	Level 1—Quoted prices (unadjusted in active markets for identical assets or liabilities)

•	Level 2—Inputs other than quoted prices in active markets that are observable either directly or indirectly

•	Level 3—Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions
This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The following fair value hierarchy table presents information about the Company’s assets measured at fair value on a recurring basis:

	Fair value measurement at reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
June 30, 2021:
Assets:
Equity investment in VericiDx	$9,295	$—	$—
June 30, 2020:
Assets:
Cash equivalents (Money Market Fund)	$500	$—	$—
U.S. Treasury Bills	982	—	—

Total	$1,482	$—	$—
June 30, 2019
Assets:
U.S. Treasury Bills	$994	$—	$—

Non-financial
assets and

liabilities
The Company’s
non-financial
assets, which primarily consist of property and equipment and equity method investments, are not required to be measured at fair value on a recurring basis, and instead are reported at carrying value in its consolidated balance sheet. However, on a periodic basis or whenever events or changes in circumstances indicate that they may not be fully recoverable, the respective carrying value of non-financial
assets are assessed for impairment and, if ultimately considered impaired, are adjusted and written down to their fair value, as estimated based on consideration of external market participant assumptions.
Based on sales forecasts, the Company concluded that its equity method investment in Kantaro was impaired due to a shift in focus from COVID antibody testing to promoting vaccination in the United States and European Union. As a result of this shift, demand for COVID antibody testing decreased. The forecasts indicate there is a prolonged period of time that Kantaro’s fair value is below the carrying value of the investment and the discounted and undiscounted cash flows are also below the carrying value of the investment. For these reasons, the Company concluded the decline in value is other-than-temporary. As such, during the year ended June 30, 2021, the Company determined the fair value usi
n
g a discounted cash flow model and concluded that the fair value of the equity method investment in Kantaro was zero. Accordingly, the Company recorded a $1.9 million impairment charge within equity in losses of affiliate in the consolidated statements of operations.

F-1
7

6. Property and equipment
Property and equipment consists of (in thousands):

	June 30, 2021	June 30, 2020	June 30, 2019

Lab equipment	$592	$862	$309
Software	1,534	744	—
Office equipment	84	31	—
Office furniture	35	10	—
Leasehold improvements	576	—	—
Construction in process	—	113	—

Total	2,821	1,760	309
Less accumulated depreciation and amortization	(331)	(105)	(31)

	$2,490	$1,655	$278
Depreciation expense was $0.2 million, $0.1 million and $31,000 for the years ended June 30, 2021, 2020 and 2019, respectively.
As of June 30, 2021 and 2020, there was $1.3 million and $0.6 million, respectively, of unamortized capitalized software development costs. There was no unamortized capitalized software development costs as of June 30, 2019. Amortization expense related to capitalized software development costs was $85,000 for the years ended June 30, 2021 and was
expensed within cost of revenue in the consolidated statement of operations. There was no amortization expense related to capitalized software development costs for fiscal 2020 and 2019.
As of June 30, 2021, the expected amortization expense for the next five years and thereafter is as follows:

2022	123
2023	124
2024	124
2025	124
2026	124
Thereafter	606

$1,225
7. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consisted of (in thousands):

	June 30, 2021	June 30, 2020	June 30, 2019
Consulting and professional fees	$954	$567	$719
Research and development	—	80	—
Payroll and related benefits	3,493	24	28
Other	155	12	85

	$4,602	$683	$832

8. Debt
Paycheck Protection Program
On April 29, 2020, the Company entered into an original loan agreement with Fortis Private Bank as the lender (“Lender”) for a loan in an aggregate principal amount of $255,000 (the “Loan”) pursuant to the Paycheck

F-1
8

Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the U.S. Small Business Administration. In June 2020, the Paycheck Protection Program Flexibility Act was enacted which, among other things, extended the deferral period for loan payments to either (1) the date that SBA remits the borrower’s loan forgiveness amount to the lender or (2) if the borrower does not apply for loan forgiveness, ten months after the end of the borrower’s loan forgiveness covered period. The Loan matures in two years and bears interest at a rate of 1% per year, with all payments deferred through August 15, 2021. Principal and interest are payable monthly commencing on August 15, 2021 and may be prepaid by the Company at any time prior to maturity without penalty. The Company may apply for forgiveness of amounts due under the Loan, with the amount of potential loan forgiveness to be calculated in accordance with the requirements of the PPP based on payroll costs, any mortgage interest payments, any covered rent payments and any covered utilities payments during the
8-24
week period after the origination date of the Loan.
On April 28, 2021, the Company received notification that the full amount of the PPP Loan and accrued interest was forgiven. The forgiveness of the PPP Loan was recorded within gain on loan extinguishment in the consolidated statements of operations and comprehensive loss.
9. Commitments and contingencies
Leases
The Company entered into operating lease agreements for office space and laboratory testing facilities with terms ranging from month-to-month
to five years. The Company recognized rent expense of $0.4 million, $0.5 million and $0.2 million during the years ended June 30, 2021, 2020 and 2019, respectively, related to all leases.
The future minimum payments for noncancelable leases with terms in excess of one year for each fiscal year are as follows (in thousands):

2022	83
2023	83
2024	83
2025	28

$277

DaVita Inc.
In January 2021, the Company entered into a Master Care Coordination Services Agreement with DaVita Inc. (“DaVita”) whereby DaVita agreed to provide certain care coordination services to covered patients as requested by the Co
m
pany, with those covered patients identified by the Company’s KidneyIntelX diagnostic and subject to insurance coverage. Those covered patients may also be included in connection with various clinical research studies or quality improvement initiatives (each a “Study”). Both parties agreed to establish a joint steering committee to oversee the care coordination services and exchange and evaluate results of each Study. The Company will pay DaVita a monthly fixed fee based on the number of covered patients. The initial term of the agreement is three years with successive one-year
renewals
upon
written mutual agreement of both parties. For the Care Coordination Services furnished by DaVita (or an affiliate of DaVita) under the terms of a statement of work, the Company shall pay DaVita (or such affiliate of DaVita) a monthly payment of (a) $10.00 in respect of Care Coordination Services multiplied by
the number of Covered Patients, plus
(b) $3.50, in respect of patient engagement services, multiplied by the number of Covered Patients .
Employment

agreements
The Company has entered into employment agreements with certain key executives providing for compensation and severance in certain circumstances, as set forth in the agreements.

9

Retirement plans
The Company maintains a defined contribution 401(k) retirement plan which covers all U.S. employees. Employees are eligible after three months of service. Under the 401(k) plan, participating employees may make contributions in an amount up to the limit set by the Internal Revenue Service on an annual basis. The Company has a safe harbor plan and makes contributions to employee accounts of 5% of compensation (as defined by the plan). The Company paid $0.2 million, $0.1 million and $14,000 in contributions for the year ended June 30, 2021, 2020 and 2019, respectively.
Legal proceedings
The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies.
10. License and services agreements
Mount Sinai license and sponsored research agreements
On May 30, 2018, the Company entered into an exclusive license agreement (the “ISMMS License Agreement”) and, on March 7, 2019, a sponsored research agreement (the “ISMMS SRA”) with Mount Sinai. Under the terms of the ISMMS License Agreement, ISMMS granted the Company (i) an exclusive, sublicensable license to use certain patent rights covering specific inventions concerning the utilization of biomarkers guided artificial intelligence techniques for detecting kidney functional decline (the “ISMMS Technology”), (ii) a non-exclusive
license under unregistered licensed copyrights and licensed
know-how
and (iii) an exclusive option to obtain licensed technology conceived after May 30, 2018. The Company is obligated to pay Mount Sinai $1.5 million and $7.5 million in commercial milestone payments upon achieving worldwide net sales of KidneyIntelX of $50.0 million and $300.0 million, respectively. The Company is also obligated to pay Mount Sinai a 4% to 5% royalty on net sales of KidneyIntelX, subject to customary reductions. Royalties are payable on a product-by-product
basis from first commercial sale of such product until the later of (1) expiration of the last valid claim of a licensed patent covering such product or (2) on a country-by-country
basis, 12 years from first commercial sale of such product in such country. Moreover, the Company is obligated to pay Mount Sinai between 15% and 25% of any consideration received from a sublicensee. Furthermore, the Company agreed to carry out and fund a clinical utility study for KidneyIntelX at an estimated cost of $0.7 million upon approval of the study protocol by the

Institutional

Review Board.
As part of the ISMMS SRA, the Company has agreed to fund several research projects to further develop the ISMMS Technology. The Company incurred $0.4 million, $0.2 million and $0.2 million related to the ISMMS SRA for the year ended June 30, 2021, 2020 and 2019, respectively.
Mount Sinai license agreement for FractalDx
On December 21, 2018, the Company entered into an exclusive license agreement (the “ISMMS FractalDx License Agreement”) with ISMMS. Under the terms of the ISMMS FractalDx License Agreement, ISMMS granted the Company (i) an exclusive license, with sub-license
rights, to use certain patent rights covering specific inventions concerning the utilization of biomarkers guided artificial intelligence techniques for detecting kidney functional decline (the ISMMS Technology), (ii) a non-exclusive
license under unregistered licensed copyrights and licensed
know-how
and (iii) an exclusive option to obtain licensed technology conceived after May 30, 2018. The Company is obligated to pay Mount Sinai $0.3 million upon receipt of certain regulatory clearance and approval, $0.3 million upon receipt of U.S. CMS reimbursement code or PAMA reimbursement approval. In addition, the Company is obligated to pay Mount Sinai $1.0 million and $4.0 million in commercial milestone payments upon achieving worldwide net sales of FractalDx of $50.0 million and $250.0 million,
F-
20

respectively. The Company is also obligated to pay Mount Sinai a 6% to 8% royalty on net sales of FractalDx, subject to customary reductions. Moreover, the Company is obligated to pay
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
As discussed in Note 3, in May 2020, the Company transferred the in-licensed
FractalDx technology and associated assets to VericiDx.
Mount Sinai
COVID-19
sponsored research agreement
In August, 2020 and as amended in December 2020, the Company entered into a Multi-center Assessment of Survivors for Kidney Disease after COVID-19 Study (the “ MASKeD-COVID Study”) with ISMMS. This study involves multiple major academic institutions, including Mount Sinai, University of Michigan, Johns Hopkins, Yale University and Rutgers University. The goal of this study is to understand the long-term kidney epidemiology of CKD in survivors of COVID-19 and validate KidneyIntelX for prediction of long-term kidney outcomes post-COVID hospitalization that will inform further prevention, treatment and clinical care.
Under the terms of the MASKeD-COVID Study, the Company is obligated to pay for all direct and indirect costs incurred under the sponsored research agreement in an amount totaling $1.8 million. As of June 30, 2021, amounts due to ISMMS under the MASKeD-COVID Study totaled $0.3 million and $0.3 million was expensed during the year ended June 30, 2021.
Joslin diabetes center agreement
In October 2018, the Company purchased a worldwide exclusive license agreement (the “Joslin Agreement”) with the Joslin Diabetes Center, Inc. (“Joslin”) that was previously entered i
n
to with EKF Diagnostics Holding Plc (“EKF”), a related party, in July 2017. The license agreement provides the Company with the right to develop and commercialize licensed products covering a novel methodology of diagnosing and predicting kidney disease using certain biomarkers (the “Joslin Diabetes Technology”).
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
F-
2
1

11. Shareholders’ equity
Ordinary

shares
As of June 30, 2021, the Company had 76,463,244 ordinary shares authorized on a fully diluted basis. Each share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends as may be declared by the board of directors. From inception through June 30, 2021, no cash dividends have been declared or paid.
12. Share-based

compensation
Equity Incentive Plan
In November 2018, Company established the Renalytix AI plc Share Option Plan (the “Plan”) and a U.S.
Sub-Plan
and
Non-Employee
Sub-Plan.
The Plan provides for the Company to grant options, restricted share awards and other share-based awards to employees, directors and consultants of the Company. As of June 30, 2021, there were 2,937,005 shares available for future issuance under the Plan.
The Plan is administered by the board of directors. The exercise prices, vesting and other restrictions are determined at their discretion, except that all options granted have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant and the term of stock option may not be greater than ten years from the grant date.
The options granted as of June 30, 2021 vest equally over twelve quarters following the grant date, with the exception of 80,724 options which vested immediately when granted, 602,100 options which vest 25% on the one year anniversary and equally over twelve quarters following the one year anniversary and 500,000 which vest 1/12
th
on the one year anniversary and equally over twelve quarters following the one year anniversary. If options remain unexercised after the date one day before the tenth anniversary of grant, the options expire.
On
termination of employment, any options that remain unexercised are either forfeited immediately or after a delayed expiration period, depending on the circumstances of termination. Upon the exercise of awards, new ordinary shares are issued by the Company.
The Company recorded share-based compensation expense in the following expense categories in the consolidated statements of operations for the years ended June 30, 2021, 2020 and 2019 (in thousands):

	Year Ended June 30,
	2021	2020	2019
Research and development	$683	$568	$322
General and administrative	1,903	591	203

	$2,586	$1,159	$525

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options during the years ended June 30, 2021, 2020 and 2019 were determined using the methods and assumptions discussed below.

•
The expected term of employee options is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data.

•	The expected volatility is based on historical volatility of the publicly-traded common stock of a peer group of companies.

F-2
2

•	The risk-free interest rate is based on the interest rate payable on U.S . Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•	The expected dividend yield is none because the Company has not historically paid and does not expect for the foreseeable future to pay a dividend on its ordinary shares.
For the years ended June 30, 2021, 2020 and 2019, the grant date fair value of all option grants was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Years Ended June 30,
	2021	2020	2019
Expected term (in years)	5.9	5.7	5.8
Expected volatility	70.2%	63.7%	66.9%
Risk-free rate	0.8%	1.7%	3.1%
Dividend yield	—%	—%	—%
The weighted average fair value of the options granted during the years ended June 30, 2021, 2020 and 2019 was $6.60, $2.09 and $0.97 per share, respectively.
The following table summarizes the stock option granted to employees and non-employees for the year ended June 30, 2021:

	Number of shares under option plan	Weighted- average exercise price per option	Weighted- average remaining contractual life (in years)
Outstanding at June 30, 2020	3,028,858	$1.95	8.6
Granted	1,387,100	$10.63
Exercised	(150,000)	$1.57

Outstanding at June 30, 2021	4,265,958	$4.73	8.2

Exercisable at June 30, 2021	2,495,621	$2.18	7.6

Vested and expected to vest at June 30, 2021	4,265,958	$4.73	8.2

As of June 30, 2021, there was $9.0 million in unrecognized compensation cost related to unvested options that will be recognized as expense over a weighted average period of 2.02 years. The aggregate intrinsic value of options outstanding and options exercisable at June 30, 2021 was $45.2 million and $31.8 million, respectively.
Employee Share Purchase

Plan
The Company’s
2020
Employee S
h
are Purchase Plan (the “ESPP”) became effective on August
17
,
2020
. The ESPP authorizes the issuance of up to
850,000
shares of the Company’s common stock. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the ESPP shall automatically increase on
January 1
st of each year, commencing on January
1
,
2021
and continuing for
ten years
, in an amount equal to the lesser of
one
percent of the total number of shares of the Company’s common stock outstanding on
December 31
st of the preceding calendar year, and
2,000,000
ordinary shares, subject to the discretion of the board of directors or renumeration committee to determine a lesser number of shares shall be added for such year.
Under the ESPP, eligible employees can purchase the Company’s common stock through accumulated payroll deductions at such times as are established by the board of directors or renumeration committee. Eligible employees may purchase the Company’s common stock at 85% of the lower of the fair market value of the
F-2
3

Company’s common stock on the first day of the offering period or on the purchase date. Eligible employees may contribute up to 15% of their eligible compensation. Under the ESPP, a participant may not purchase more than $25,000 worth of the Company’s common stock for each calendar year in which such rights is outstanding. During the year ended June 30, 2021, 17,652 shares were purchased under the ESPP.
In accordance with the guidance in ASC
718-50
– Compensation – Stock Compensation
, the ability to purchase shares of the Company’s common stock at 85% of the lower of the price on the first day of the offering period or the last day of the offering period (i.e. the purchase date) represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, share-based compensation expense is determined based on the option’s grant-date fair value as estimated by applying the Black Scholes option-pricing model and is recognized over the withholding period. The Company recognized share-based compensation expense of $57,000 in general and administrative expense and $20,000 in research and development expense during the year ended June 30, 2021, related to the ESPP.

13. Income taxes
Loss from operations before income taxes was comprised of the following (in thousands):

	Year ended June 30, 2021	Year ended June 30, 2020	Year ended June 30, 2019

United Kingdom	$(6,119)	$(1,898)	$(37,803)
United States	(29,137)	(7,946)	(4,498)

	$(35,336)	$(9,844)	$(42,301)
Due to the pretax losses reported in both the United Kingdom and United States for all periods since inception there is no income tax expense or benefit.
A reconciliation of income tax benefit from continuing operations as reflected in the financial statements is as follows:

	Year ended June 30, 2021		Year ended June 30, 2020	Year ended June 30, 2019
U.K. tax benefit at statutory rate	(19.0	) %	(19.0)%	(19.0)%
State taxes, net of federal benefit	(12.4)		(6.6)	(1.2)
Permanent differences	(0.1)		1.6	8.0
Research and development	(0.1)		0.0	0.0
Change in valuation allowance	34.5		25.0	11.4
Other	(2.9)		(1.0)	0.8
Effective tax rate	0.0%		0.0%	0.0%

F-2
4

The principal components of the Company’s deferred tax assets and liabilities were as
follows (in thousands):

	June 30,
	2021	2020	2019
Deferred tax assets:
Net operating losses	$13,491	$4,296	$1,832
Research and development licenses	4,133	2,550	2,831
Development costs		418	301
Share-based compensation	762	198	88
Unrealized foreign exchange los s	1,739
Deferred Interest expens e	2,112
Accrued expense s	741
Other	144		6
Valuation allowances	(21,046)	(7,331)	(5,000)

Total deferred tax assets	2,076	131	58
Deferred tax liabilities:
Depreciation	(431)	(91)	(58)
Mark-to-market securitie s	(1,645)	—	—
Other	(—)	(40)	—

Total deferred tax liabilities	(2,076)	(131)	(58)
Net deferred tax	$—	$—	$—
The Company does not have unrecognized tax benefits as of June 30, 2021, 2020 or 2019. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company’s net operating loss carryforwards (“NOL”) for U.K., U.S. federal and U.S. state income tax purposes consisted of the following (in thousands):

	June 30,
	2021	2020	2019

United Kingdom	$9,981	$3,640	$1,667
Irelan d	726
U.S. Federal	33,613	11,817	4,770
U.S. State and Local	67,291	21,520	9,540
The UK, Irish and federal net operating loss carryforwards have no expiration. The amount of UK annual profits that can be relieved by losses carried forward is limited to 50%, in excess of a threshold amount of £5 million of profits. Certain state net operating loss carryforwards begin to expire in 2038. The Company recorded a valuation allowance on the deferred tax assets as of June 30, 2021 and June 30, 2020 because of the uncertainty of their realization. The valuation allowance increased by $13.7 million for the year ended June 30, 2021, and by $2.3 million for the year ended June 30, 2020.
Utilization of the net operating losses and general business tax credits carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 as amended, if changes in ownership of the company have occur previously or occur in the future. Ownership changes may limit the amount of net operating losses and general business tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of 5-percent shareholders in the stock of a corporation by more than 50 percentage points over a three-year period. If the Company experiences a Section 382 ownership

F-2
5

change, the tax benefits related to the NOL carry forwards may be further limited or lost. The Company has not completed an analysis to determine whether any such limitations have been already triggered. The Company may also experience ownership changes as a result of shifts in share ownership, some of which are outside its control. Therefore, as a result of ownership changes with respect to ordinary shares, the ability to use current net operating losses and other pre-change tax attributes to offset post-change taxable income or taxes could be subject to limitation.
The Company files income tax returns in the United Kingdom, Ireland the U.S. federal jurisdiction and various state jurisdictions. The Company’s 2018, 2019 and 2020 tax years remain subject to examination. Carryforward attributes from prior years may be adjusted upon examination by tax authorities if they are used in an open period.
14. Related-party transactions
EKF Diagnostic Holdings
During the years ended June 30, 2021, 2020 and 2019, the Company incurred expenses of $
0.2
 million, $
0.2
 million and $
0.1
 million respectively, related to employees of EKF who provided services to Renalytix.
Icahn School of Medicine at Mount Sinai
In May 2018, the Company secured its cornerstone license agreement with ISMMS for research and clinical study work and intended commercialization by the Company (see Note 10). As part of the collaboration, ISMMS became a shareholder in the Company and has subsequently made equity investments both in the Company’s IPO on AIM in November 2018, the subsequent sale of ordinary shares in July 2019 and the Company’s IPO on Nasdaq in July 2020. As of June 30, 2021, amounts due to ISMMS totaled $0.3 million. During the years ended June 30, 2021, 2020 and 2019 the Company incurred expenses of $1.3 million, $0.3 million and $0.4 million, respectively.

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

Class A Units to the Company as the sole consideration for the services to be rendered by the Company under the Advisory Agreement. A portion of the Company’s units are subject to forfeiture if, prior to December 31, 2021, Kantaro terminates the Advisory Agreement as a result of an uncured material breach of the Advisory Agreement or in the event the Company is acquired by a hospital or health system that serves all or any portion of the service areas served by Mount Sinai. The Company determined the fair value of the services to be provided under the Advisory Agreement was $2.0 million and the fair value of the Class A units received from Kantaro was $2.0 million. Fair value was determined using discounted cash flows which is a Level 3 measurement in the fair value hierarchy. The method requires several judgments and assumptions which include discount rates and future cash flows, among others. As a result of the impairment charge discussed in Note 5, the carrying value of the Kantaro investment was written down to zero.
A contributing factor to the impairment consideration for Kantaro was lower forecasted sales volume and consequently, a lower time commitment from Renalytix employees. Based on these circumstances, the Company adjusted the liability to perform services to Kantaro under the Advisory Agreement. The adjustment for the change in estimate that resulted in a decrease of the liability of $0.5 million is classified within other income, net in the statements of operations and other comprehensive loss. As of June 30, 2021, the total liability associated with the services was $0.8 million, of which the total amount is classified as a current liability.

6

F
or the year ended June 30, 2021, the Company recognized $
1.0
 million in the statement of operations related to services performed under the Advisory Agreement. For the year ended June 30, 2021, $
0.5
of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $
0.2
was included within general and administrative expense, respectively.
In addition to the equity granted at formation, the Company and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $0.3 million and an additional $0.5 million thereafter. The Company committed to lend an initial amount of $83,333 and an additional $166,667 thereafter. Each loan bears interest at a per year rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to the Company based on each investor’s proportionate ownership). The Company loaned Kantaro $250,000 and initially recorded a note receivable. At June 30, 2021, the Company determined that $175,000 was uncollectible and accordingly recorded an impairment charge within equity in losses of affiliate in the consolidated statements of operations. In addition, the Company recognized losses of $
0.2 million on their investment in Kantaro during the year ended June 30, 2021.
The Company elects to recognize the equity investment losses based on the ownership level of each specific investment and will continue to record equity method losses until the amount of the loan receivable is reduced to zero.
VericiDx
During the year ended June 30, 2021, the Company paid the salary of an executive of VericiDx and VericiDx has agreed to reimburse the Company for those amounts. As of June 30, 2021, amounts due from VericiDx were de minimis.
14. Subsequent events
The Company has evaluated subsequent events from the balance sheet date through the date at which the consolidated financial statements were available to be issued and determined there are no other items requiring disclosure beyond those disclosed below.