Form 20-F/A
period 2021-06-30
Renalytix plc
filed 2022-01-27
CIK 1811115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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
12b-2
of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE
Renalytix plc (the “
Company
”) is filing this Amendment No. 1 (the “
Amendment
”) on Form
20-F/A
to amend its Annual Report on Form
20-F
for the fiscal year ended June 30, 2021, filed with the Securities and Exchange Commission on October 21, 2021 (the “
Original
20-F
”), for the purpose of filing revised versions of Exhibits 12.1 and 12.2 filed with the Original
20-F.
The Company is filing revised exhibits solely in order to include in the certifications set forth in the Exhibits the reference to internal control over financial reporting in the introductory language to paragraph 4, which language was inadvertently omitted from the certifications when originally filed. The Amendment does not reflect events occurring after the date of the filing of the Original
20-F
or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Original
20-F.
The Amendment consists solely of the preceding cover page, this explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of each of the revised certifications filed as exhibits to the Amendment. Because no financial statements have been included in this Amendment, paragraph 3 of each of the certifications set forth in the Exhibits has been omitted.

Item 19. Exhibits

Exhibit Number	Description
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F/A
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENALYTIX PLC

By:	/s/ James McCullough
Name: James McCullough
Title: Chief Executive Officer
Date: January 27, 2022

5