Form 20-F/A
period 2021-06-30
Renalytix plc
filed 2022-08-01
CIK 1811115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 2)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, nominal value £0.0025 per share	RNLX	The Nasdaq Global Market
Ordinary shares, nominal value	*	The Nasdaq Global Market*
£0.0025 per share

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
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
of the Exchange
Act).
    ☐  Yes
   ☒  No

EXPLANATORY NOTE
Renalytix plc (the “
Company
”) is filing this Amendment No. 2 (the “
Amendment
”) on Form
20-F/A
to amend its Annual Report on Form
20-F
for the fiscal year ended June 30, 2021, filed with the Securities and Exchange Commission (the “
SEC
”) on October 21, 2021, as amended by Amendment No. 1 on Form
20-F/A
filed with the SEC on January 27, 2022 (as amended by Amendment No. 1, the “
20-F
”), for the purposes of amending (i) Item 18 of Part III of the
20-F
to include the audit opinion of the previous independent registered public accounting firm which was previously omitted from the
20-F
and (ii) Item 19 of Part III of the
20-F
to include Exhibit 15.1—Consent of Ernst & Young LLP, independent registered public accounting firm and Exhibit 15.2—Consent of Deloitte & Touche LLP, previous independent registered public accounting firm.
In addition, pursuant to Rule
12b-15
under the Securities Exchange Act of 1934, as amended, as a result of this Amendment, the Company is refiling the certifications by the Company’s Principal Executive Officer and Principal Financial Officer, required pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, as Exhibits 12.1, 12.2 and 13.1 to this Amendment.
The Amendment does not reflect events occurring after the date of the filing of the
20-F.
The Amendment does not contain any material modifications or updates to the other disclosures contained therein or change any previously reported financial results. Accordingly, the Amendment should be read in conjunction with the
20-F
and the Company’s other filings with the SEC subsequent to the filing of the
20-F.

PART III
Item 18. Financial Statements
See pages
F-1
through
F-27.

Item 19.	Exhibits

Exhibit Number	Description

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm

15.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

3

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F/A
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENALYTIX PLC

By:	/s/ James McCullough
Name:	James McCullough
Title:	Chief Executive Officer
Date: August 1, 2022

4

5

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
Iselin, New Jersey
October 21, 2021

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Renalytix AI plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Renalytix AI plc and subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ (deficit) equity, and cash flows, for each of the two years in the period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
October 27, 2020
We began serving as the Company’s auditor in 2020. In 2021 we became the predecessor auditor.

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
1
0

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
1
1

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

F-
1
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

F-

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

F-

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
This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The following fair value hierarchy table presents information about the Company’s assets measured at fair value on a recurring basis:

	Fair value measurement at reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
June 30, 2021:
Assets:
Equity investment in VericiDx	$9,295	$—	$—
June 30, 2020:
Assets:
Cash equivalents (Money Market Fund)	$500	$—	$—
U.S. Treasury Bills	982	—	—

Total	$1,482	$—	$—
June 30, 2019
Assets:
Cash equivalents (U.S. Treasury Bills - Maturity < 90 Days)	$996	$—	$—
U.S. Treasury Bills	$994	$—	$—

Total	$1,990	$—	$—

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

F-

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

F-

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

F-

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
2
0

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
13. Income taxes
Loss from operations before income taxes was comprised of the following (in thousands):

	Year ended June 30, 2021	Year ended June 30, 2020	Year ended June 30, 2019

United Kingdom	$(6,199)	$(1,898)	$(37,803)
United States	(29,137)	(7,946)	(4,498)

	$(35,336)	$(9,844)	$(42,301)
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

F-
2
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
0.1
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

F-

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

F-