Form 20-F
period 2022-06-30
Renalytix plc
filed 2022-10-31
CIK 1811115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 74,760,432 outstanding as of June 30, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and we present our financial statements in U.S. dollars. Renalytix AI, Inc.’s functional currency is the U.S. dollar. The functional currency of Renalytix plc and Renalytix AI Limited is the pound sterling which, for purposes of our consolidated financial statements, is translated into the U.S. dollar for assets and liabilities at the exchange rate at the relevant balance sheet dates and revenue and expenses are translated at the weighted-average exchange rates during the relevant reporting period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ equity.

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
•
the timing and plans for regulatory filings and decisions;
•
our plans to obtain and maintain regulatory approvals of KidneyIntelX;
•
the potential benefits of KidneyIntelX;
•
the market opportunities for KidneyIntelX and our ability to maximize those opportunities;
•
our business strategies and goals;
•
our ability and plans to establish and maintain partnerships and projections related to future test volume as part of those partnerships;
•
our ability and plans to drive adoption of KidneyIntelX and integrate KidneyIntelX into clinical workflow;
•
estimates of our sales, revenue, expenses, capital requirements and need for additional financing;
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

A. Reserved

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

We have incurred losses in each year since our inception. Our net losses attributable to ordinary shareholders for the fiscal years ended June 30, 2022, 2021 and 2020 were $45.3 million, $35.3 million and $9.8 million respectively. We have devoted most of our financial resources to research and development, including planning and conducting clinical validation and other studies for KidneyIntelX and evaluating its potential health economic impacts.

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

Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, curtail or discontinue our research and development programs or any future commercialization efforts. We expect that our cash as of June 30, 2022 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, or our operating plan may change as a result of many factors unknown to us. These factors, among others, may necessitate that we seek additional capital sooner than currently planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

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

Covenants under our Amended and Restated Bond Agreement and any future debt arrangements may result in the acceleration of outstanding indebtedness and limit the manner in which we operate.

The Amended and Restated Bond Agreement we entered into with CVI Investments, Inc. ("CVI") in April 2022 (the “Bond Agreement”) contains customary terms and covenants, as well as customary events of default, after which the bonds may be due and payable immediately, including defaults related to payment compliance, material inaccuracy of representations and warranties, covenant compliance, material adverse changes, bankruptcy and insolvency proceedings, judgments against the Company, and change of control or delisting events.

In addition, the Bond Agreement contains, and any future indebtedness we incur may contain, various negative covenants that restrict or may restrict, among other things, our ability to:

•
incur additional indebtedness, guarantee indebtedness or issue disqualified stock or, in the case of such subsidiaries, preferred stock;
•
declare or pay dividends on, repurchase or make distributions in respect of, their capital stock or make other restricted payments;
•
make investments or acquisitions;
•
create liens;
•
enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany transfers;
•
consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and the assets of our restricted subsidiaries;
•
enter into transactions with affiliates;
•
sell, transfer or otherwise convey certain assets; and
•
prepay certain types of indebtedness.

As a result, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities, repurchase our ordinary shares or finance future operations or capital needs.

Servicing these bonds requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. If we are unable to make our quarterly instalment payments in cash, we may be forced to issue a significant number of ordinary shares which could dilute existing shareholders. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Risks related to our business and strategy

If we cannot continue to execute on our strategy to partner with healthcare systems to incorporate KidneyIntelX into their treatment regime and integrate their EHR systems with our technology, our revenue prospects could be significantly reduced.

We have only recently commercially launched KidneyIntelX. Partnerships with healthcare systems are a core part of our adoption and growth strategy.

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

If our partnership strategy is unsuccessful, we may need to change our commercialization strategy and significantly expand our direct sales force, which would involve significant time and expense and which may not be successful.

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

Although we carefully study each potential partnership and expend significant time and resources to support the deployment of KidneyIntelX, we may underestimate the time, costs and complexity of integration, and our integration efforts may ultimately be unsuccessful. For example, implementation of KidneyIntelX testing with the VA medical system has been slower than planned due to the complexities in introducing a novel test and integrating its use into the VA system. If we are unable to successfully integrate KidneyIntelX into health systems, including the VA medical system, our business may be adversely affected.

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

We received a CPT code for KidneyIntelX, effective as of October 1, 2019 from the American Medical Association. We also received Medicare national pricing for KidneyIntelX set at $950 per reportable test result, effective from January 2020 through at least 2024. We are currently undergoing a Medicare coverage determination process and have begun receiving payments under an individual claims review, or ICR, process. Our success is highly dependent on ultimately receiving a positive local or national Medicare coverage determination. If we do not receive a positive Medicare coverage determination, we could experience negative consequences including:

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

The coverage and reimbursement market may be additionally impacted by future legislative changes. There are increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs which may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. Specifically, there have been several recent U.S. presidential executive orders. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and medical device pricing, reduce the cost under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. For example, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

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

We must maintain CLIA compliance and certification to be eligible to bill for clinical laboratory services provided to federal health care program beneficiaries. We have received CLIA Certificates of Compliance for our Utah and New York laboratories and CLIA Certificate of Registration for our Florida laboratory To renew our CLIA certificates, we are subject to survey and inspection every two years to assess compliance with program standards. We also may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory that is certified as “high complexity” under CLIA may develop, manufacture, validate and use LDTs. CLIA requires analytical validation including accuracy, precision, specificity, sensitivity and establishment of a reference range for any LDT used in clinical testing. The regulatory and compliance standards applicable to the testing we perform may change over time, and any such changes could have a material effect on our business.

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
•
state corporate practice of medicine restrictions do not allow business corporations to employ physicians to provide professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as us from exercising control over the medical judgments or decisions of physicians. The state licensure statutes and regulations and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Activities in addition to those directly related to the delivery of medical care also may be considered an element of the practice of medicine in many states. We may enter into services contracts with healthcare providers organizations pursuant to which we provide them with a range of services. These contractual relationships are subject to various state laws, including those of New York, Texas and California, that prohibit fee splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment. If regulatory authorities or other parties in any jurisdiction successfully assert that we are engaged in the unauthorized corporate practice of medicine, or fee-splitting, we could be required to restructure our contractual and other arrangements with certain physicians and other healthcare professions;

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
•
the federal Physician Payments Sunshine Act requirements under the ACA, and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies to report to CMS information related to payments available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and other transfers of value made to or at the request of covered recipients, such as physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members;
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

While Congress has not passed repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and eliminating the implementation of certain ACA-mandated fees. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. However, it is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. In addition, the ACA has been subject to various health reform measures. For example, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. It is unclear how any additional healthcare reform measures of the Biden administration will impact the ACA. Other legislative changes have been proposed and adopted since the ACA was enacted. The Protecting Access to Medicare Act of 2014, or PAMA, was signed to law, which, among other things, significantly altered the payment methodology under the CLFS. Under the law, issued in 2016 and the reporting period beginning in 2017 and every three years thereafter (or annually in the case of advanced diagnostic laboratory tests), applicable clinical laboratories must report laboratory test payment data for each Medicare- covered clinical diagnostic laboratory test that it furnishes during the specified time period. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Effective January 1, 2018, the Medicare payment rate for each clinical diagnostic laboratory test is equal to the weighted median amount for the test from the most recent data collection period. The payment rate applies to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system. Also, under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by the FDA. For an existing test that is cleared or approved by the FDA and for which Medicare payment is made as of April 1, 2014, CMS is required to assign a unique billing code if one has not already been assigned by the agency. In addition to assigning the code, CMS is required to publicly report payment for the tests. Further, under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by the FDA. We cannot determine at this time the full impact of PAMA on our business, financial condition and results of operations.

Additionally, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect until 2031 unless additional congressional action is taken. These Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the resumption of the sequester, under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The full impact on our business of the sequester law is uncertain. In addition, the Middle-Class Tax Relief and Job Creation Act of 2012, or MCTRJCA, mandated an additional change in Medicare reimbursement for clinical laboratory tests. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

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

Laws, regulations and standards in many foreign jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data; many of these requirements may impose significant, divergent and conflicting compliance obligations. For example, the General Data Protection Regulation of the European Union, or the GDPR, applies to processing operations carried out in the context of the activities of an establishment in the European Economic Area, or EEA, and any processing relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA (including as may occur in the conduct of clinical trials in the EEA). Also, notwithstanding the U.K.’s withdrawal from the EU, by operation of the so-called U.K. GDPR, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the U.K., and any processing relating to the offering of goods or services to individuals in the U.K. and/or monitoring of their behavior in the U.K. (including in the conduct of clinical trials in the U.K.). Accordingly, references in this section to the GDPR are also deemed to be references to the U.K. GDPR in the context of the U.K., unless the context requires otherwise. The GDPR also provides that EEA Member States and the U.K. may make their own further laws and regulations to introduce supplementary requirements related to the processing of “special categories of personal data” (including health data and genetic information processed in the course of clinical trials); as well as personal data related to criminal offences or convictions. Such country-specific regulations, as well as differing and/or conflicting interpretations of the GDPR across the EEA and U.K., may lead to divergence in the application of the laws that govern our processing of personal data across the EEA and/or U.K., endeavoring to comply with each of which may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or U.K. operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

The GDPR and the country-specific regulations noted above impose stringent data privacy and security requirements on both processors and controllers of personal data, including health data and genetic information processed in the course of clinical trials (even when that personal data is processed only in pseudonymized or key-coded form). In particular, the GDPR imposes several requirements relating to ensuring there is a lawful basis for processing personal data and, where relevant, a valid condition to processing special categories of personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, , creates mandatory data breach notification requirements in certain circumstances, and establishes onerous obligations on service providers who process personal data on behalf of others.

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

In September 2021, we and Mount Sinai announced scaled-up implementation of the KidneyIntelX early-stage risk assessment testing and care management program across primary care and specialty clinician networks under a real-world evidence development program for patients with DKD. There can be no guarantee that this scaled-up implementation will proceed on the timelines expected or result in the volume of tests expected.

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

We have also entered into partnerships with health systems such as Atrium Health, Wake Forest Baptist Health and Wake Forest School of Medicine to implement KidneyIntelX testing as part of their clinical care models. If we do not continue to enter into partnerships with health systems at the rate and on the scale that we anticipate, or if these existing partnerships are terminated or do not result in the rate and quantity of KidneyIntelX testing that we anticipate, our business could be harmed.

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

We currently have laboratories in New York, Utah and Florida. These facilities are not fully redundant. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications or Internet failure or interruption, terrorism, or pandemic which may render it difficult or impossible for us to provide these services for some period of time. The inability to provide these services or to reduce the backlog of analyses that could develop if one or more of our laboratories become inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time- consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild any of our facilities or license or transfer our proprietary technology to a third party, particularly in light of the licensure and accreditation requirements for commercial laboratories like ours. We may be unable to negotiate commercially reasonable terms with such third parties. Adverse consequences resulting from an interruption of our overall laboratory operations could harm relationships with our customers and regulatory authorities, and our reputation, and could affect our ability to generate revenue.

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

For example, we believe we have capacity at our facilities in Utah, New York and Florida to manufacture and process sufficient KidneyIntelX tests to meet projected demand in the near-term. However, our strategy is based on a model that assumes we will be successful in entering into partnerships with healthcare systems and third-party payors, which could result in large increases in demand for KidneyIntelX tests as these new partnerships are forged. It will be critical that we carefully manage our ability to scale as we seek new partnerships. If we fail to do so effectively, we may not be able to meet the demand of the partners we engage, we may fail to produce and process tests in a timely manner or may be forced to forego growth opportunities because we failed to adequately scale our business. Any of these could have a material adverse effect on our business.

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

As of June 30, 2022, we had U.S. federal net operating loss carryforwards of approximately $79.9 million and U.S. state and local net operating loss carryforwards of approximately $120.1 million due to prior period losses. Under the Tax Cuts and Jobs Act of 2017 as modified by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, or collectively, the Tax Acts, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses may be limited to 80% of our taxable income in taxable years beginning after December 31, 2020. It is uncertain if and to what extent various states will conform to the Tax Acts. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage-point cumulative change (by value) in the equity ownership of certain shareholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating losses and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. We have not completed an analysis to determine whether any such limitations have been already triggered. We may also experience ownership changes as a result of shifts in our share ownership, some of which are outside our control. Therefore, as a result of ownership changes with respect to our ordinary shares, our ability to use our current net operating losses and other pre-change tax attributes to offset post-change taxable income or taxes could be subject to limitation. We will be unable to use our net operating losses if we do not attain profitability sufficient to offset our available net operating losses prior to their expiration.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of June 30, 2022, we had cumulative carryforward tax losses of approximately $13.5 million in the UK. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit program, or RDEC Program. Under the SME Program, we may be able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our research and development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a small or medium-sized company, based on size criteria concerning employee headcount, turnover and gross assets. The U.K. Finance Act 2021 introduced a cap on payable credit claims under the SME Program in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we claim. Additionally, the U.K. Government has announced its intention to introduce further restrictions to the U.K. research and development relief programs, refocusing such programs towards innovation in the U.K. On July 21, 2022, draft legislation was published setting out, among other things, details of such proposed restrictions which (if enacted) would, in particular, limit our ability (except in limited circumstances) to make claims under the existing relief programs in respect of accounting periods beginning on or after April 1, 2023 for: (i) research and development subcontracted to a third party (and, in the case of the RDEC Program, in respect of contributions made to a qualifying body) where such third party (or qualifying body) performs the work outside of the U.K., and (ii) expenditure incurred on externally provided workers that are not paid through UK payroll. These and other potential future changes to the U.K. research and development tax relief programs may mean we no longer qualify or may impact on the extent to which we can make claims.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory rate to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax relief programs or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

The tax treatment of the company is, and our ADSs and ordinary shares are, subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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
•
the volume and timing of sales of KidneyIntelX
•
positive or negative results from, or delays in, testing and utility studies by us, collaborators or competitors;
•
an inability to obtain additional financing;
•
the loss of any of our key scientific or management personnel;
•
regulatory or legal developments in the United States, the United Kingdom, the European Union and other countries;
•
the success of competitive products or technologies;
•
adverse actions taken by regulatory agencies with respect to our products or delays in the regulatory process;
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

The sale of a substantial number of our total outstanding ADSs or ordinary shares could cause the market price of our ADSs and ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares or ADSs in the public market could occur at any time. If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our ordinary shares or ADSs in the public market, the market price of our ADSs and ordinary shares could decline significantly.

We had 74,760,432 ordinary shares outstanding as of June 30, 2022. Sales of a substantial number of such ADSs or ordinary shares or the perception that such sales may occur could cause the market price of our ADSs and/or ordinary shares to fall or make it more difficult for purchasers of ADSs to sell their ADSs at a time and price that they deem appropriate.

In addition, we have filed a registration statement on Form S-8 (File No. 333-248741) registering the issuance of an aggregate of 12,378,858 ordinary shares subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under this registration statement, or any registration statements on Form S-8 that we file in the future, will be available for sale in the public market subject to vesting arrangements and exercise of options and, in the case of our affiliates, the restrictions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Additionally, we have filed a registration statement on Form F-3 (File No. 333-265280) registering the resale of an aggregate of 11,075,220 ordinary shares and 1,052,197 ADSs pursuant to our obligations under a registration rights agreement with Icahn School of Medicine at Mount Sinai and registration rights of holders of shares purchased in our private placement in April 2022. If these ordinary shares and ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs and ordinary shares could decline.

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

We are an “emerging growth company” as defined in the SEC’s rules and regulations and we will remain an emerging growth company until the earlier to occur of (a) June 30, 2026, (b) the last day of the fiscal year (1) in which we have total annual gross revenues of at least $1.235 billion or (2) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700.0 million as of the prior December 31, or (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” if the market value of our ordinary shares and ADSs held by non-affiliates is below $250 million (or $700 million if our annual revenue is less than $100 million) as of December 31 in any given year, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and, when required, our proxy statements.

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

To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, or fail to fully remediate any of our past material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

In the year ended June 30, 2022, we identified material weaknesses in the design of our internal control over financial reporting impacting accounting for stock-based based compensation. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified related to our lack of formal processes and procedures and our lack of maintaining a sufficient complement of personnel commensurate with our accounting and reporting requirements. As of June 30, 2022, these material weaknesses remained unremediated. During the year ended June 30, 2022, we executed a remediation plan by implementing an external stock plan management system and engaging a third-party service provider to administer and manage our employee stock-based compensation plan. The third-party service provider has a proven track record of stock plan management to help companies seamlessly integrate data, manage their stock plan and ensure accurate financial reporting. We have implemented controls to review the service organization control report as well as review dates within the service provider's system to ensure that the stock option data is appropriately recorded in our financial statements. These efforts not only help ensure that our financial records are managed appropriately but also help ensure that the appropriate level of review is performed.

However, implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot assure that we will be successful in remediating the material weaknesses. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares and ADSs may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our management has broad discretion in the application of our cash including the net proceeds from the global offering we completed in July 2020, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ADSs or ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our ADSs or ordinary shares to decline and delay the development and commercialization of our products. Pending their use, we may invest our cash including the net proceeds from the global offering, in a manner that does not produce income or that loses value.

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

Our executive officers, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates, in the aggregate, beneficially owned approximately 44.12% of our outstanding ordinary shares, based on the number of ordinary shares outstanding as of June 30, 2022. As a result, depending on the level of attendance at our general meetings of shareholders, these persons, acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs and ordinary shares by:

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended June 30, 2022, we believe that we were classified as a PFIC for the taxable year ended June 30, 2022. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. We cannot provide any assurances regarding our PFIC status. Because of the uncertainties involved in establishing our PFIC status, our U.S. tax counsel expresses no opinion regarding our PFIC status.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of December 31, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2023. In order to maintain our current status as a foreign private issuer, either (1) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors cannot be U.S. citizens or residents, (b) more than 50% of our assets must be located outside the United States and (c) our business must be administered principally outside the United States.

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

English law provides that a board of directors may only allot shares (or grant rights to subscribe for, or to convert any security into, shares) with the prior authorization of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. In either case, this authorization would need to be renewed by our shareholders upon expiration (i.e., at least every five years). Typically, English public companies renew the authorization of their directors to allot shares on an annual basis at their annual general meeting. We have obtained authority from our shareholders to allot additional shares up to an aggregate nominal amount of 59,654.87 plus an additional £59,654.87 in connection with a rights offering from December 7, 2021 (being the date of our 2021 annual general meeting) until the conclusion of our 2022 annual general meeting, which authorization will need to be renewed or replaced upon expiration (other than in the case of a preemptive offering).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). Typically, English public companies renew the disapplication of preemptive rights on an annual basis at their annual general meeting. We have obtained authority from our shareholders to disapply preemptive rights in respect of shares allotted under the authorization described in the paragraph above up to an aggregate nominal amount of £27,115.85 from December 17, 2021 (being the date of our annual general meeting) until the conclusion of our 2022 annual general meeting, which disapplication will need to be renewed or replaced upon expiration.

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

In 2022, we established a third laboratory in St. Petersburg, Florida. The laboratory facility in Florida is approximately 1,200 square feet and has been established to be compliant with the FDA’s quality system regulation. This site will be used in addition to our laboratories in New York City, New York and Salt Lake City, Utah which were established for research, development and clinical testing. In 2022, 2021 and 2020 we spent $0.6 million, $0.9 million and $0.9 million respectively on Property, Plant & Equipment related to our sites. Additionally, in 2022 we spent $0.1 million in software and development costs related to software designed for use in our labs.

The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is www.renalytix.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this annual report is not part of this annual report.

B. Business Overview

Renalytix is focused on optimizing clinical management of kidney disease to drive improved patient outcomes and lower healthcare costs. KidneyIntelX, our first-in-class in vitro diagnostic platform, employs a proprietary algorithm that combines diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from electronic health record, or EHR, systems, to generate a unique patient risk score. This patient risk score enables prediction of progressive kidney function decline in chronic kidney disease, or CKD, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk. CKD affects approximately 37 million individuals in the United States, significantly impacting their quality of life and, according to the United States Renal Data System’s Annual Data Report, resulting in Medicare spending of over $120 billion per year. In response to this substantial kidney disease burden, a U.S. Presidential Executive Order on Advancing American Kidney Health was issued in July 2019 to support change in kidney disease care. We believe we are well-positioned to help meet this urgent medical need with KidneyIntelX, a laboratory developed test, or LDT, initially indicated for adult patients with type 2 diabetes and existing CKD, which is referred to as diabetic kidney disease, or DKD. KidneyIntelX has already been granted a common procedural terminology, or CPT, code, national Medicare pricing, a testing contract with the U.S. Federal Government, contracts with 35 state Medicaid programs and positive coverage determinations from 22 regional and local health insurance payors. Further, it has been granted breakthrough device designation from the U.S. Food and Drug Administration, or the FDA. Building on these significant reimbursement and regulatory milestones, we believe our population health-based business model, which includes partnerships with healthcare systems, such as Mount Sinai Health System, and commercial launch within the Veterans Health Administration System will help facilitate commercial adoption of KidneyIntelX in the United States. Kidney disease is a worldwide public health crisis, resulting in more deaths per year than breast or prostate cancer. The National Kidney Foundation, or the NKF, estimates that one-third of adults in the United States are at risk of developing kidney disease. Advanced kidney disease is generally not reversible and, once the disease progresses to kidney failure, the only available treatments are long-term dialysis and kidney transplant. In 2019, more than 809,000 patients had end-stage kidney disease, or ESKD, with more than 566,000 requiring dialysis at least three times a week. More than 131,000 patients begin dialysis each year to treat ESKD. Once on dialysis, patients typically experience a five-year mortality rate of up to 65%, about the equivalent rate for brain cancer. Furthermore, transplants are expensive and uncertain. As of 2022, about 92,000 Americans were on the waiting list to receive a kidney transplant and six patients die in the United States while waiting for a kidney transplant every day.

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

Managing a CKD population of this scale and the associated healthcare spending presents a unique healthcare system challenge, requiring a solution that provides a clearer understanding of clinical risk tied to specific guideline-driven clinical recommendations. The ability to predict which patients will experience progressive kidney function decline, which includes rapid kidney function decline, or RKFD, sustained significant decline in kidney function, kidney failure, initiation of long-term dialysis or kidney transplant, is critical to changing patient outcomes and health economics. Current methods for risk stratification of patients with CKD lack sufficient precision in predicting progressive kidney function decline, especially at earlier stages of the disease. This can exacerbate the occurrence of unexpected and expensive clinical events. In fact, up to 38% of patients with CKD initiate dialysis with little or no prior clinical specialist consultation, and up to 63% of patients with CKD initiate dialysis in an unplanned fashion with a central venous catheter and/or during emergency hospitalization, which we refer to as “dialysis crash.” This highlights the need for a mechanism to identify potential instances of rapidly progressing CKD before it becomes critical to the patient’s health and costly to healthcare providers.

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

We believe that the utilization of KidneyIntelX across large patient populations will have a significant impact on overall healthcare costs. Health economic benefits are projected to be derived from three key areas of benefit: (1) slowing progression to the next stage of CKD, (2) delaying or preventing progression to ESKD and the need for dialysis or kidney transplant and (3) avoiding dialysis crashes. By deploying our proprietary algorithm in a clinically validated, in vitro diagnostic test, KidneyIntelX is able to help predict which patients will experience progressive kidney function decline within a five-year timeframe, equipping physicians with the information they need to properly assess risk and stratify patients, more efficiently allocate treatments and clinical resources for high-risk patients, and intensify or pivot treatment over time as a patient’s risk evolves. An independent review that we commissioned was conducted by Boston Healthcare Associates, or BHA, to develop a health economic model analyzing the cost and care pathway for patients with DKD at all stages of the disease and the potential cost savings of implementing and utilizing KidneyIntelX. According to the BHA study, based on the Medicare price of $950 per reportable test, KidneyIntelX would generate a positive return for health insurers in 12-24 months and deliver a cost savings of up to $1.1 billion over five years per 100,000 patients with DKD.

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
•
initiation of coverage determination processes with Medicare contractors
•
becoming an accepted provider in 35 Medicaid state programs, with additional applications pending;
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
•
receiving a Clinical Laboratory Improvement Amendments, or CLIA, Certificate of Registration for our commercial laboratory operation in Salt Lake City, Utah, which we believe will support scale-up test volumes, optimize processing costs and accelerate payor coverage determinations;
•
receiving clinical laboratory permits required to provide commercial testing of KidneyIntelX in all 50 U.S. states from our laboratories in Utah and New York, and;
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

We also benefit from the extensive experience of our board of directors, our clinical investigators and medical advisory board of world-leading experts in kidney disease.

Recent developments

In September 2020, we announced the launch of the KidneyIntelX clinical test reporting platform within the Mount Sinai Health System (Mount Sinai) in New York City under a real-world assessment study. KidneyIntelX risk assessment of progressive decline in kidney function or kidney failure, including education support for treating clinicians, is now commercially available for patients with early stage DKD. In addition to patient testing and risk assessment, a central component of this introduction milestone was the physician education and support program developed in close collaboration with leadership of the Mount Sinai Departments of Medicine and Population Health Science and Policy, with input from patient advocacy groups and the broader clinical community. This expert experience is reflected in the design of the KidneyIntelX test report and the newly launched product website, www.kidneyintelx.com. We believe this education and support program will be an important resource to help improve care for early stage DKD patients at Mount Sinai and support future deployments of KidneyIntelX. To date, we have provided over 4,600 reportable patient results across 232 providers in the Mount Sinai Health System.

In May 2021, we entered into a partnership with Atrium Health, Wake Forest Baptist Health and Wake Forest School of Medicine to implement an advanced clinical care model to improve kidney health and reduce kidney disease progression and kidney failure. Through these partnerships, KidneyIntelX access will be enabled to primary care physicians, endocrinologists, nephrologists and care teams in 37 hospitals and more than 1,350 care locations across the Carolinas and Georgia. To date, we have provided over 500 reportable patient results in the Atrium Wake Forest system across 78 providers.

We announced a partnership with Singing River Health System in January 2022 to deploy KidneyIntelX informed care management to improve kidney health in individuals across the Mississippi Gulf Coast with type 2 diabetes and early-stage chronic kidney disease. We expect to commence integrated testing with Singing River in November of 2022.

The American Diabetes Association (ADA) and Renalytix announced in January 2022 a joint program to improve overall kidney health in patients with type 2 diabetes in the United States. This adds to our education program previously announced with the National Kidney Foundation.

Clinical Evidence Publications and Presentations

During fiscal year 2022 and in the post-period, several publications and presentations supporting KidneyIntelX were disseminated, including:

•
published data in the American Journal of Nephrology demonstrating KidneyIntelX successfully monitored patient response to new drug therapy in 1,325 multinational clinical trial cohort patients;
•
KidneyIntelX showed ability to assess risk of heart failure hospitalization and death in large international diabetic kidney disease patient cohort (published in Kidney360);
•
peer-reviewed publication in Journal of Medical Economics supporting payer coverage for early-stage risk assessment and care management in the primary care office; projecting significant savings from KidneyIntelX testing at primary care level;
•
data results published in American Journal of Managed Care demonstrate adoption and clinical utility of KidneyIntelX™; 98% of 401 primary care physicians confirmed KidneyIntelX has value as a risk decision tool (post-period);
•
multiple data presentations at the American Diabetes Association (ADA) 82nd Scientific Sessions® meeting, including one that demonstrated KidneyIntelX testing in 1,112 adult diabetic kidney disease (DKD) patients at Mount Sinai Health System showed utility in driving guideline appropriate use of therapies, including SGLT-2 inhibitors and RAAS inhibitor use, and timely consultation to specialists in high-risk patients;
•
World Congress of Nephrology data showing KidneyIntelX predicts the future rate of decline in kidney function compared with current standard diagnostics in patients with early-stage chronic kidney disease and type 2 diabetes; and
•
ongoing clinical studies at Wake Forest / Atrium Health and Mount Sinai Health System substantiating clinical utility of KidneyIntelX.

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

We continue to work closely and constructively with the FDA on our De Novo Breakthrough Device authorization submission. Notably, we have provided additional comprehensive data which further confirms the performance of KidneyIntelX in risk discrimination for patients with diabetic kidney disease. We now believe we are approaching the completion of the De Novo regulatory process and while there is no guarantee of success until FDA has made its final determination, we are optimistic based on the analytic and clinical evidence provided.

Our strategy

Our goal is to lower healthcare costs and improve patient quality of life by transforming the paradigm for kidney disease risk assessment and clinical management through our KidneyIntelX platform. To achieve this goal, we plan to:

•
Continue to Build Integrated Partnerships with Healthcare Systems on a Population Health Basis. We are focused on building partnerships with healthcare systems and the engagement and support of their clinical leadership teams, which will enable us to efficiently initiate and deploy our solution to patient populations with DKD. A key aspect of this is technical integration of the KidneyIntelX software platform with healthcare systems’ EHR systems and clinical workflow. In September 2020, we announced the initiation of patient testing with Mount Sinai Health System. Integrated partnerships such as this are designed to allow KidneyIntelX to be deployed directly to patient populations and their treating clinicians in a cost- efficient and timely manner. We are engaging with multiple healthcare institutions and national payors regarding additional partnership opportunities.
•
Actively Market KidneyIntelX in Veterans Health Administration. Following our 10-year government-wide contract provided in April 2021 by the U.S. General Services Administration for KidneyIntelX testing services at $950 per reportable result, we are now staffing sales and support teams and establishing enabling infrastructure to deploy KidneyIntelX at Veterans Health Administration. The Veterans Health Administration is America’s largest integrated health care system, providing care at 1,293 health care facilities, including 171 medical centers and 1,112 outpatient sites, serving nine million enrolled veterans each year. The veteran population has an approximately one-third higher chronic kidney disease and DKD prevalence than the general population, which has been attributed to the significant multi-morbidity and higher mean age in this group. The economic costs for providing healthcare for Veterans with kidney disease are high and are increasing at a rapid rate. Excluding costs associated with dialysis, $17.9 billion was spent on care for Veterans with CKD in 2014. New VHA Directive 1053, distributed on March 17, 2020, established policy to improve prevention, early recognition, and management of CKD in VA medical facilities. An update to the VA/DoD Clinical Practice Guideline for the Management of CKD released in 2019 identified the need for accurate risk assessment in patients with early-stage kidney disease.
•
Further Expand Insurance Payor Coverage. We are building pathways for payment for KidneyIntelX across a range of insurance payors in multiple states including from Blue Cross Blue Shield, Medicaid, Medicare, Medicare Advantage and private insurance concerns. We believe KidneyIntelX is reaching critical scale of coverage in several key markets including in Illinois, New York and North Carolina.
•
Continue to Pursue Medicare Coverage. We achieved our first payments from a major Medicare Administrative Contractor, or MAC, in October 2022. We are pursuing additional coverage from other MACs in different territories and also believe the potential exists to achieve a national coverage determination from Medicare should we receive De Novo marketing authorization from the FDA. We estimate that Medicare currently provides insurance coverage for approximately 14 million patients with CKD, an estimated 40% of which have DKD.
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
•
Real World Evidence Program. Through our growing number of health system partnerships, pharmaceutical collaborations and payor models, we are now publishing on scaled real-world evidence (RWE) and data generation. The primary objective of demonstrating the clinical and economic impact of KidneyIntelX informed care management in large populations and we expect to expand the scale of this program with extensive publication and dissemination of the results.

Importantly, we are actively pursuing opportunities to leverage the KidneyIntelX platform and this unique RWE program focused on chronic condition management at primary care to other indications, most notably kidney disease associated cardiovascular disease, heart failure and liver disease.

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

Our competitive strengths

The KidneyIntelX platform has the following key strengths:

•
Novel Bioprognostic™ Platform Incorporating Biomarkers and Health Record Features Analyzed with a Machine Learning Algorithm to Assess the Risk for Kidney Disease Progression. KidneyIntelX is the first machine learning enabled in vitro diagnostic with the ability to identify patients at risk of progressive kidney function decline while in the earlier stages of DKD, when costs and outcomes can be better controlled.
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
•
Achievements in Reimbursement and Coverage. KidneyIntelX has received Medicare payment, Medicare pricing and multiple private insurance coverage determinations to date. We believe these positive outcomes are the result of several factors: (1) our rigorous approach to a product development and the market access process, (2) significant changes in U.S. reimbursement law with the full implementation of the Protecting Access to Medicare Act, and (3) global improvements in kidney disease policy management, including the U.S. Presidential Executive Order on Advancing American Kidney Health issued in July 2019.
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

CKD, also called chronic kidney failure, is the loss of kidney function over time. Advanced kidney disease is generally not reversible. There are five stages of CKD, from mild kidney damage in Stage 1 to complete kidney failure in Stage 5. The stages of kidney disease are based on how well the kidneys can filter waste and extra fluid out of the blood, as measured by an individual’s estimated glomerular filtration rate, or eGFR. The estimation of GFR is derived from a routine blood test for creatinine, a waste product in blood. When CKD reaches an advanced stage (e.g., Stage 4), dangerous levels of extra fluid, electrolytes and wastes can build up in the body. An eGFR of 60 mL/min/1.73m2 or more is considered normal function, but is classified as Stage 1 or 2 CKD if there is other evidence of kidney damage based a urinary albumin creatinine ratio, or uACR, of ≥ 30 mg/g. Albumin is a protein made by the liver that helps keep fluid in the bloodstream and albuminuria, or the presence of too much albumin in an individual’s urine, is a sign that the kidneys are not functioning properly. As a patient’s disease progresses, the eGFR will decrease and uACR will typically increase. An eGFR of less than 15 mL/min/1.73m2 indicates a patient is in Stage 5, the last stage of CKD, which is kidney failure or ESKD. ESKD is fatal without long-term dialysis or a

Commonly referred to as a “silent disease,” CKD is often asymptomatic until approximately 70% to 80% of kidney function has been lost. According to the CDC, in the United States, nine out of ten adults with CKD are not aware they have the disease. In fact, up to 38% of patients with CKD initiate dialysis with little or no prior clinical specialist consultation, and up to 63% of patients with CKD initiate dialysis in an unplanned fashion with a central venous catheter and/or during emergency hospitalization, which we refer to as “dialysis crash.” This highlights the need for an early mechanism to identify potential instances of rapidly progressing CKD before it becomes critical to the patient’s health and costly to healthcare providers.

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

These benefits are primarily driven by the following:

•
Improved Patient Risk Stratification in Earlier Stage CKD. The machine learning-enabled patient risk score generated by KidneyIntelX, unlike static CKD risk classification systems, is able to take into account the continuous values of key inputs, including eGFR and uACR (the two measures utilized by the KDIGO classification system), other kidney-related laboratory values (such as serum sodium, potassium, calcium, bicarbonate, urea nitrogen, phosphate and hemoglobin), physiologic variables (such as age, weight and blood pressure), and combine them with predictive blood-based biomarkers. In clinical studies, KidneyIntelX was able to more accurately identify potentially fast- progressing CKD in individuals with type 2 diabetes and those of African ancestry over current clinical practice. In addition to the individual features themselves, combinations and interactions of these features, called meta-features, can add to the predictive performance of the model and can be deployed in clinical practice for the first time.
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

From diagnosis to bioprognosis

EHR Clinical Features
eGFR
UACR

Diagnosis

Assesses level of kidney function and damage

Standard blood draw for 3 proprietary biomarkers
sTNFR-1
sTNFR-2
KIM-1
EHR Clinical Features
eGFR
Serum calcium
AST
UACR
Systolic BP
HbA1c
Platelets

Bioprognosis

KidneyIntelX™

Predicts risk of rapid kidney function decline

Validated proprietary blood-based biomarkers

Blood-based biomarkers are typically genes or proteins that indicate the existence and severity of certain conditions (such as kidney disease) and can be measured from a simple blood sample. KidneyIntelX includes inputs from three specific blood-based biomarkers that have previously been examined in several academic and clinical study settings as reported in scientific publications. These publications support consistent associations of soluble Tumor Necrosis Factor Receptor (sTNFR) 1 and 2 and plasma Kidney Injury Molecule-1, or KIM-1, with reliable independent predictive signals for kidney disease progression in DKD patients. We licensed the patented sTNFR1 and sTNFR2 biomarkers from the Joslin Diabetes Center of Harvard University because of this evidence of their predictive capabilities. KidneyIntelX measures these biomarkers using a proprietary, analytically validated multiplex format with reliable inter- and intra-assay results. We are exploring additional biomarkers, including both proteomic and genomic based, from blood, urine and other biological samples for subsequent versions of KidneyIntelX that could support enhanced predictive performance and expand indicated uses.

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

KidneyIntelX Implementation Ecosystem

Health System
CKD Population Assessment
Prepend Eligible Patients
Risk Score Review
Low Risk
~50%
Intermediate Risk
~35%
High Risk
~15%
Dietitian/Lifestyle
Specialty: Endo/Neph/Cardio
Pharmacy
Data Analysis for Study PI's and Team
Renalytix
KidneyIntelX Test
EMR features (12)
Specimen collected
TNFR1, TNFR2, KIM-1
Specimens Processed
Risk Score Generated
Clinical Features:
- eGFR (Epi Method using Serum Creatinine with race adjustment)
- Systolic Blood Pressure
- HbA1C
- uACR
- AST
- Platelets
- Serum Calcium
CKD Population Assessment & predictive Analytics
KidneyIntelX Site Optimization/Usage Analysis
Care Navigation and Clinical Endpoints/Outcomes Analysis
Population Assessment
Prepend (excl. PHI)
LIMs, Portal, EHR
EMR (Clarity) Extracts and Clinical Trial platform (e.g. Redcap).

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

Clinical validation studies

We have completed three clinical validation studies using blood biobank facilities with integrated patient EHR data over a multi-year period from Mount Sinai Health System and University of Pennsylvania Health System. We also evaluated KidneyIntelX in the CANVAS trial, a completed large, randomized control trial for a novel treatment (canagliflozin) for DKD.

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
•
These studies leveraged three plasma biomarkers that have established strong association with CKD progression or kidney failure in other patient groups and settings, but had not previously been analyzed for clinical utility as demonstrated with the KidneyIntelX continuous and categorical risk score.
•
Although several other studies of biomarkers for prediction of CKD progression or kidney failure exist, the majority have focused on broad measures of association versus patient-specific clinical utility metrics.
•
These studies leveraged two biobanks linked to longitudinal de-identified EHR data with over five years of participant follow up for these analyses, which is in contrast to most biobanks that do not have stored plasma and linkage to robust longitudinal EHR data.
•
These studies assessed clinical utility through application of a composite risk score that effectively divides patients into low-, intermediate- and high-risk groups. Results showed that KidneyIntelX achieved high positive predictive value in the high-risk group and high negative predictive value in the low-risk group with performance that was statistically superior to existing standard of care tools such as the KDIGO classification system or other validated clinical models.

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

The following table presents a summary of key demographic data for patients in this study with type 2 diabetes and patients of African ancestry with the high-risk APOL1 genotype:

	Patients with Type 2 Diabetes (n=871)	Patients of African Ancestry (n=498)
Mean Age (years)	61	56
Median baseline estimated eGFR	74 ml/min/1.73m2	83 ml/min/1.73m 2
Median baseline estimated eGFR	74 ml/min/1.73m2	83 ml/min/1.73m 2
Median uACR	13 mg/g	11 mg/g
Median follow-up (years)	4.6	5.9
Median additional retrospective* data available (years)	2.3	3.1

* Prior to time zero (sample collection).

The observations in this study showed that, in patients with type 2 diabetes or patients of African ancestry with the high-risk APOL1 genotype, KidneyIntelX significantly improved prediction of eGFR decline or kidney failure over standard clinical models.

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

For the patients with APOL1 high risk genotype, the AUC for KidneyIntelX in the training set (80%, n=398) was 0.86 (95% CI: 0.84 -0.87) and 0.80 (95% CI: 0.77 -0.83) in the test set (20%, n=99). The clinical model had an AUC of 0.72 (95% CI: 0.71 -0.73) in the APOL1-HR cohort (n=498).

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

APOL 1-HR KidneyInteIX
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

The following table presents a summary of key demographic data for the DKD patients in this study:

Patients with DKD (n=1,146)
Median baseline estimated eGFR	54 ml/min/1.73m2
Median uACR	61 mg/g
Median follow-up (years)	4.3

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

Finally, KidneyIntelX showed accurate risk prediction for a modified, time-to-event based composite kidney endpoint of 40% sustained decline or kidney failure, with a nine-fold difference in risk between the high-risk and low-risk strata for this clinical and objective endpoint, as shown in the graph below.

Kaplan-Meier curves by risk strata for the endpoint of sustained 40% decline in eGFR or kidney failure in the validation set

Validation Study 3— Evaluation of KidneyIntelX in the Multinational CANVAS trial

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

Study population

Of the 1396 participants in the CANVAS trial with prevalent DKD, 1325 had available blood samples at baseline and 1019 had samples available at baseline and at 1 year. The mean age of the full study population was 64 years, 32% were female, mean eGFR was 65 mL/min/1.73 m2, and median UACR was 56 mg/g.

Association between baseline KidneyIntelX risk score with the composite kidney outcome

During a mean follow-up of 6.2 (5.8-7.3) years, 131 (9.9%) of the 1325 with baseline DKD experienced the composite kidney outcome. Using risk cutoffs from prior validation studies, the cumulative incidence of the composite kidney outcomes increased as KidneyIntelX risk scores increased (shown in Fig. 1). In terms of the KidneyIntelX risk strata, 41.7% of participants were classified as low risk, 43.8% were classified as intermediate risk, and 14.6% were classified as high risk. The corresponding incidence of the composite outcome was 3.1%, 10.9%, and 26.4% for low, intermediate, and high risk, respectively, with an overall risk ratio of 8.4 (95% CI: 5.0, 14.2) for the high-risk versus low-risk groups. In the canagliflozin arm, the corresponding incidence was 3.6%, 9.5%, and 23.0%, respectively, yielding a risk ratio of 6.0 (95% CI: 3.2, 11.3) for the high-risk versus low-risk groups. In the placebo arm, the corresponding incidence was 2.1%, 13.3%, and 32.4%, yielding a risk ratio of 15.6 (95% CI: 5.6, 43.6; shown in Fig. 2). By way of illustration for how KidneyIntelX can be incorporated into clinical practice, we compared the risk categorization to the KDIGO categorization based on eGFR and UACR, which stratified 69%, 23%, and 8% of the DKD population into “moderately increased risk,” “high risk,” and “very high risk,” with event rates of 7%, 17%, and 18% (relative risk [RR] of 2.5 [95% CI: 1.8, 3.6] overall for “very high risk” vs “moderately increased risk”; 2.3 [95% CI: 1.3, 4.2] in the canagliflozin arm; and 3.4 [95% CI: 1.5-7.5] in the placebo arm). The net reclassification index (continuous) for KidneyIntelX risk strata versus KDIGO risk strata was 0.342 overall, 0.227 for those who developed the composite outcome, and 0.115 in those who did not experience the composite outcome.

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

Effect of canagliflozin on eGFR slope by baseline KidneyIntelX risk strata

We examined the effect of canagliflozin versus placebo on chronic eGFR slopes by KidneyIntelX strata (shown in Fig. 3). The difference in eGFR slope for canagliflozin versus placebo by KidneyIntelX risk strata, was 0.66 mL/min/1.73 m2 in low risk, 1.52 mL/min/1.73 m2 in intermediate risk, and 2.16 mL/min/1.73 m2 in high risk; p for interaction=0.15). The difference in eGFR slope for canagliflozin versus placebo in the high-risk KidneyIntelX stratum (2.16 mL/min/1.73 m2) was of greater magnitude when compared to the effect of canagliflozin versus placebo in the highest risk KDIGO stratum (1.31 mL/min/1.73 m2; p<0.001; shown in Fig. 3).

Fig. 3. Absolute effect of canagliflozin versus placebo on eGFR slope by KidneyIntelX (A) and KDIGO risk strata (B).

eGFR, estimated glomerular filtration rate; CI, confidence interval. P value for interaction by KidneyIntelX Risk Strata = 0.15.

Effect of canagliflozin on KidneyIntelX risk scores over time

Among the 1013 participants with baseline and year 1 samples available, the continuous KidneyIntelX risk score increased from baseline to year 1 in the placebo group by 6.2% (95% CI: 3.8, 8.6) and decreased by 5.4% (95% CI: –6.9, –3.9) in those randomized to canagliflozin (p<0.001). This effect of canagliflozin on the KidneyIntelX risk score persisted over time until the end of follow-up (shown in Fig. 4).

Fig. 4. Changes in KidneyIntelX over time in canagliflozin versus placebo-treated participants.

Associations between changes in KidneyIntelX and outcomes

We examined the association of the change in KidneyIntelX from baseline to year 1 with the composite kidney outcome among the 1013 participants with available samples and no event prior to year 1. Overall, stratified by baseline KidneyIntelX score and adjusted for treatment arm, each 10% reduction in KidneyIntelX risk was associated with a 20% lower risk of experiencing the composite kidney outcome (adjusted odds ratio per 10% reduction of 0.80 [95% CI: 0.77, 0.83]; p<0.001). Although the median changes in KidneyIntelX varied markedly by baseline risk strata (shown in Fig. 5), there was no evidence of interaction on the association between the change in KidneyIntelX and the risk for the outcomes (each 10% reduction in KidneyIntelX was associated with an 18%, 21%, and 18% reduction in the risk for the outcome by low, intermediate, and high baseline KidneyIntelX risk strata, respectively). In addition, there was no effect modification on the association between changes and outcomes by treatment arm (pinteraction=0.59).

Fig. 5. Change in KidneyIntelX and risk for composite kidney outcome.

Tertiles of changes in KidneyIntelX risk scores from baseline to follow-up, stratified by baseline KidneyIntelX risk stratum. Range of percent changes are shown for each stratum in each tertile

In conclusion, we observed that KidneyIntelX successfully risk stratified a large multinational external cohort for risk of progression of DKD, with larger differences in eGFR slope for canagliflozin versus placebo in those with higher versus lower baseline KidneyIntelX scores, as well as compared to KDIGO risk strata. Canagliflozin treatment reduced KidneyIntelX risk scores over time, and changes in the KidneyIntelX score from baseline to 1 year predicted future risk of DKD progression. Based on these results, we believe repeat testing of KidneyIntelX has prognostic and likely clinical utility.

The results from this study were presented at the World Congress of Nephrology sponsored by the International Society of Nephrology in April 2021 and the Scientific Sessions of the American Diabetes Association in 2021 The results presented above were compiled in a composite manuscript and accepted for peer-reviewed publication in the American Journal of Nephrology in October 2021.

Planned clinical utility study program

As part of a comprehensive, multi-center clinical utility program, clinical utility studies were initiated at Mount Sinai Health System in Q4 2021, and at Wake Forest Atrium/Baptist Health in Q4 2021. These studies were designed to evaluate how the results of KidneyIntelX impact the clinical management of patients with type 2 diabetes identified as having increased risk of progressive kidney function decline within a five-year timeframe, as well as cardiovascular events and health economics. Specific clinical decisions such as referral to a nephrologist, or initiating treatment (e.g. SGLT2 inhibitors, angiotensin-converting enzyme inhibitors, or ACEi, angiotensin II receptor blockers, or ARBs, statins) will be tracked along with measurable clinical endpoints such as lowering of blood pressure and reduction in levels of Hb1Ac. Urine will also be collected as part of these studies given the well-established importance of urine as the source of a biological signal for kidney health.

These studies are prospective, interrupted time series, shared decision-impact and health-economic assessment studies. The design of the clinical utility study at Mount Sinai is depicted below.

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

Recent and upcoming studies, presentations or publications

We intend to continue a robust data development and clinical study program for KidneyIntelX through scaled commercial activities and expanded product version introductions. We are currently working with a global network that includes, among others, the leading clinical society organization, the American Society of Nephrology, major academic medical centers, clinical investigators, patient advocacy organizations, including the NKF, and relevant payors to design studies for KidneyIntelX to measure real-world utility, clinical work-flow implications, health economics, patient behavior impacts and short- and long-term disease outcomes of KidneyIntelX. Recent or upcoming presentations or publications include:

•
Late-breaking data presented at American Diabetes Association Scientific Sessions® in June of 2022 demonstrated increased adherence to care guidelines for physicians using KidneyIntelX risk assessment testing in 1,112 adult diabetic kidney disease (DKD) patients at Mount Sinai Health System demonstrated utility in driving guideline appropriate use of therapies, including SGLT-2 inhibitors and RAAS inhibitor use, and timely consultation to specialists in high-risk patients. In the study, more than half of KidneyIntelX prognostic tests were ordered by primary care physicians, followed by endocrinologists. Application of guideline-based care, including therapeutics and appropriate specialist consultation, increased in proportion to reported risk of rapid progressive decline in kidney function (e.g., low, intermediate, or high risk). The breakdown of risk in the real-world evidence (RWE) population was similar to what was observed in peer-reviewed, published KidneyIntelX clinical validation cohorts: High risk 13% vs. 17%; intermediate 40% vs. 37%; and low risk 46% vs 46%. In the 1,112 patients tested, KidneyIntelX re-stratified patient’s risk from standard kidney function metrics (eGFR and UACR) and identified high risk adult patients with type 2 diabetes that were in stages 1, 2, and 3 of chronic kidney disease (CKD). Most importantly, the KidneyIntelX test helped physicians overcome the inertia seen with novel therapeutics proven to slow CKD progression and reduce associated patient cardiovascular event risk. As compared to patients who scored low risk, there were increases in use of anti-hypertensives, a 6-fold increase in the initiation of guideline-recommended treatments (SGLT-2 inhibitors or GLP-1 receptor agonists), and a nearly 3-fold increase in referrals to nephrologists, endocrinologists or dietitians. In the high-risk patient category, 20% of patients were referred to a specialist.
•
In an oral presentation on June 3rd at the American Diabetes Association 82nd Scientific Sessions® in New Orleans. The study was conducted using a subgroup analysis of KidneyIntelX in the multi-national CANagliflozin cardioVascular Assessment Study (CANVAS). The results have also been published in Kidney360 online. In the CANVAS study, application of KidneyIntelX to this population showed that those with high-risk KidneyIntelX scores were at a three-fold higher risk for hospitalization for heart failure, severe kidney disease progression or death. Moreover, those individuals who scored as high-risk in this study were most likely to benefit from treatment with canagliflozin vs. placebo. These data were peer-reviewed and published in Kidney360

•
In a recent publication of a clinical utility study in The American Journal of Managed Care, it was demonstrated that Primary Care Physicians (PCPs) understand the value of KidneyIntelX™ in determining appropriate guideline-recommended treatment decisions in their adult patients with type 2 diabetes (T2D) and early chronic kidney disease stages 1-3 (diabetic kidney disease). The study of 401 geographically diverse clinicians was conducted by Boston Healthcare Associates, a third party specialized in medical device evaluation, clinical development, and data management. The results support growing awareness among PCPs in terms of the recognized value of KidneyIntelX in clinical decision making as per the following findings: 1) The KidneyIntelX test had a greater relative importance than the standard of care (eGFR and UACR) for PCPs in prescribing guideline-recommended therapies and deciding when to consult with a specialist; 2) 98% of PCPs responded they were somewhat, very, or extremely likely to use KidneyIntelX to predict which of their patients will experience rapid progressive kidney function decline; 3) A behavioral shift among PCPs was examined after the introduction of KidneyIntelX. Approximately 80 percent of PCPs in the study noted risk assessment would support the decision to take more aggressive, guideline recommended clinical actions in high-risk, early stage (stage 1 through 3b) diabetic kidney disease patients.

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

In April 2021, we entered into an exclusive option agreement, or the Joslin Option Agreement, with Joslin for patent filings on certain additional novel biomarkers in kidney disease for development and deployment in the KidneyIntelX platform. We believe that these novel biomarkers have the potential to provide additional clinical utility for understanding early disease progression and risk of kidney failure, therapeutic response, and the mechanistic pathways of kidney disease beyond the inflammatory and tubular injury markers that are currently captured by KidneyIntelX. We have entered into a multi-year program to these novel biomarkers in expanded clinical validation studies which began in the second half of 2021.

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

We maintain a CLIA Certificate of Compliance for our Utah laboratory that allows us to perform non-waived (moderate and/or high complexity) testing at that site. In 2021, the laboratory was inspected by the Utah Department of Health and found to be in full compliance with CLIA regulations. Following the successful inspection, CMS issued a Certificate of Compliance for our Utah laboratory. Additionally, in 2021 we opened a lab in Florida and have received a CLIA Certificate of Registration from the Florida Department of Health which will allow us to begin testing. We have an on-site CLIA survey schedule in November 2022. CMS will issue a CLIA Certificate of Compliance if we successfully complete the survey. In June 2020, we received CLIA certification for our New York laboratory through the New York State Department of Health.

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

State laboratory licensing

In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. Five states require a separate out-of-state license before we can provide testing services for their residents: California, Maryland, New York, Pennsylvania and Rhode Island. We have received all five out-of-state licenses for both our New York and Utah laboratories.

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

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH and their respective implementing regulations, also impose certain requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, also imposed annual reporting requirements on manufacturers of certain devices, drugs and biologics for payments available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals; as well as ownership and investment interests held by physicians and their immediate family members. Any failure to comply with these reporting requirements could result in significant fines and penalties. Because our service offerings are currently limited to LDTs solely for use by or within our own laboratory, we believe that we are exempt from these reporting requirements. We cannot guarantee, however, that the government will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations or financial condition. If KidneyIntelX receives marketing clearance from the FDA and we receive reimbursement from Medicare, Medicaid or the Children’s Health Insurance Program for the product, then we will likely be subject to the reporting requirements under the Physician Payments Sunshine Act.

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

HITECH created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. HIPAA also authorizes state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of the Department of Health and Human Services, or HHS, conduct periodic compliance audits of HIPAA covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator.

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

Healthcare reform

In March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Reconciliation Act of 2010, collectively the ACA, was enacted in the United States. The ACA made a number of substantial changes to the way healthcare is financed both by governmental and private insurers. For example, the ACA also contains a number of provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters and fraud and abuse, which we expect will impact our industry and our operations in ways that we cannot currently predict. There have been executive, judicial and Congressional challenges to certain provisions of the ACA. For example, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D.

On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. However, it is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. In addition, the ACA has been subject to various health reform measures. For example, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. It is unclear how any additional healthcare reform measures of the Biden administration will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the resumption of the sequester, under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. As part of the 2020 federal spending package, the ACA-required medical device manufacturer 2.3% sales tax has been eliminated, effective January 1, 2020.

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

The following is a list of our subsidiaries as of September 30, 2022:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Renalytix AI, Inc.	United States	100%
Renalytix AI Limited	Ireland	100%

D. Property, plants and equipment

We lease laboratory and office space in New York City, New York on short-term leases that automatically renew. The laboratory is use for KidneyIntelX testing and the office is used for corporate. Combined our New York locations are approximately 1,000 square feet. In addition, we lease laboratory space in Salt Lake City, Utah, which lease expires in October 2024 and laboratory space in St. Petersburg, Florida, which lease expires in January 2024. The Utah lab is approximately 4,000 square feet and used for KidneyIntelX testing as well and research activities. The Florida lab is approximately 1,200 square feet and was established to be used for KidneyIntelX testing as well as research activities.

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

In April 2022, we entered into an A&R Bond Agreement with CVI Investments, Inc. for $21.2 million in amortizing senior convertible bonds due in 2027 (the "Bonds"). On April 7, 2022, we issued the Bonds to CVI with a maturity date of April 7, 2027 comprising of total net proceeds of $18.0 million. The Bonds accrue interest at an annual rate of 5.5%, payable quarterly in equal instalments. The Notes contain various conversion and redemption features.

In April 2022, we also entered into a private placement agreement to sell, an aggregate of 2,428,688 ordinary shares (including in the form of ADSs) (the “PIPE Shares”), for a purchase price of $3.625 per ordinary share ($7.25 per ADS) and an aggregate purchase price of $8.8 million.

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

In addition to the equity granted at formation, we and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $250,000 and an additional $500,000 thereafter. We committed to lend an initial amount of $83,333 and an additional $166,667 thereafter. Each loan bears interest at a per annum rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to us). Through June 30, 2022 we funded $250,000 of our financing contract and incurred $253,000 in losses.

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

Financial operations overview

Revenues

During the fiscal year ended June 30, 2022, we continued to deploy KidneyIntelX to patient populations with DKD, on a regional basis through partnerships with healthcare systems and insurance payors that provide coverage to those healthcare systems’ patients. If these strategic partners fail to meet their key contractual obligations or to purchase KidneyIntelX tests, that will likely have an adverse effect on us and our ability to achieve our commercial objectives, potentially including the attainment of sales volumes leading to profitability.

Additionally, during the fiscal year ended June 30, 2022, we recognized services revenue related to our contract with AstraZeneca. We plan to pursue further collaborations with pharmaceutical companies and make ‘Pharmaceutical Services Revenue’ a core part of our business going forward with the goal of improving guideline-based standard-of-care for optimal utilization of existing and novel therapeutics using the KidneyIntelX testing platform and care management software.

Cost of Revenue

During the fiscal years ended June 30, 2022 and June 30, 2021, cost of revenue consists of costs directly attributable to the services rendered, including labor costs directly related to revenue generating activities. There was no cost of revenue for the year ended June 30, 2020.

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

Research and development expenses

Research and development costs consist primarily of costs incurred in connection with the development of KidneyIntelX. We are currently continuing to conduct clinical utility and other studies for KidneyIntelX to determine clinical value and performance in different CKD populations. We expense research and development costs as incurred. Because we have limited resources and access to capital to fund our operations, we must decide which diagnostic product to pursue and the amount of resources to allocate to each. As such, we have been focused primarily on the development of KidneyIntelX.

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

General and administrative expenses

General and administrative expenses consist principally of legal fees relating to patent and corporate matters; salaries and other personnel-related costs including share-based compensation; professional fees for accounting, auditing, tax and administrative consulting services; administrative travel expenses; insurance costs; marketing expenses and other operating costs. Additionally, general and administrative expenses include the cost of maintaining our admission to AIM and Nasdaq.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the continued development and commercialization of KidneyIntelX and any future products. We also anticipate that we will continue to incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with maintaining compliance with stock exchange listing and SEC requirements, accounting and investor relations costs, and director and officer insurance premiums associated with being a company that is both publicly listed in the United States and admitted to trading on AIM in the United Kingdom.

Equity losses in affiliate

Equity losses in affiliate represents the recognition of our proportionate share of losses in Kantaro.

Foreign currency gain (loss), net

Foreign currency gain (loss), net consists of foreign currency income (losses) due to exchange rate fluctuations on transactions denominated in a currency other than our functional currency.

Other income (expense)

Other income primarily relates to income realized on the reduction of the Kantaro liability for future services to be performed for the joint venture as well as interest income earned on our cash deposits.

Consolidated results of operations

	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
(in thousands, except share data)	June 30, 2022	June 30, 2021	June 30, 2020
Revenue	$2,970	$1,491	$—
Cost of revenue	2,096	858	—
Gross profit	874	633	—
Operating expenses:
Research and development	14,648	10,040	4,565
General and administrative	39,524	23,479	5,750
Performance of contract liability to affiliate	(115)	(970)	—
Total operating expenses	54,057	32,549	10,315
Loss from operations	(53,183)	(31,916)	(10,315)

Equity in net (losses) earnings of affiliate	9	(2,112)	(63)
Foreign currency gain (loss), net	9,694	(8,772)	245
Fair value adjustment to VericiDx investment	(5,900)	6,483	—
Fair value adjustment to convertible notes	3,998	—	—
Other income, net	131	981	289
Net loss before income taxes	(45,251)	(35,336)	(9,844)
Income tax expense	(25)	—	—
Net loss	(45,276)	(35,336)	(9,844)
Net loss attributable to noncontrolling interest	—	(611)	—
Net loss attributable to ordinary shareholders	(45,276)	(34,725)	(9,844)

Net loss per ordinary share—basic	$(0.62)	$(0.49)	$(0.17)
Net loss per ordinary share—diluted	$(0.67)	$(0.49)	$(0.17)
Weighted average ordinary shares—basic	72,861,448	71,484,934	59,079,522
Weighted average ordinary shares—diluted	73,837,496	71,484,934	59,079,522

Other comprehensive income (loss):
Changes in the fair value of the convertible notes	536	—	—
Foreign exchange translation adjustment	(9,727)	9,501	(378)
Comprehensive loss	(54,467)	(25,835)	(10,222)
Comprehensive loss attributable to noncontrolling interest	—	(72)	—
Comprehensive loss attributable to Renalytix	$(54,467)	$(25,763)	$(10,222)

Comparison of years ended June 30, 2022 and 2021

Revenue

During the year ended June 30, 2022, we recognized $2.7 million of revenue related to KidneyIntelX and $0.2 million of revenue related to services performed for AstraZeneca. During the year ended June 30, 2021, we recognized $0.4 million revenue related to KidneyIntelX, $0.5 million of revenue of pharmaceutical services revenue related to services performed for Astra Zeneca and $0.6 million of services revenue related to work performed for Mount Sinai and $0.4 million of KidneyIntelX testing revenue.

Cost of Revenue

During the year ended June 30, 2022, we recognized cost of revenue of $2.1 million primarily attributable to KidneyIntelX testing, including labor and materials costs directly related to revenue generating activities. We recognized $0.9 million of cost of revenue for the year ended June 30, 2021.

Research and development expenses

Research and development expenses increased by $4.6 million from $10.0 million for the year ended June 30, 2021 to $14.6 million for year ended June 30, 2022. The increase was attributable to an increase of $3.6 million increase related to external R&D project and studies at Mont Sinai, Wake Forest and the University of Utah, $0.8 million in compensation and related benefits, including share-based payments, due to increased headcount, $0.4 million increase in lab supplies purchases partially offset by a $0.2 million decrease in other miscellaneous expenses.

General and administrative expenses

General and administrative expenses increased $16.0 million from $23.5 million for the year ended June 30, 2021 to $39.5 million for the year ended June 30, 2022. The increase was due to an increase of $9.5 million in compensation and related benefits, including share-based payments, due to increased headcount, $3.8 million increase in consulting and professional fees, including accounting and legal, $1.0 million increase in marketing and public relations, $1.2 million increase in IT Costs, $0.1 million increase in rent and $0.4 million increase in other operating expenses.

Foreign currency gain (loss)

During the year ended June 30, 2022, we recognized a foreign currency gain of $9.8 million due to exchange rate fluctuations on transactions denominated in a currency other than our functional currency. During the year ended June 30, 2021, we recognized foreign currency losses of $8.8 million.

Fair value adjustments to VericiDx Investment

The Company accounts for the investment in VericiDx equity securities at fair value, with changes in fair value recognized in the income statement. During the year ended June 30, 2022, we recorded a loss of $5.9 million to adjust the VericiDx investment to fair value. During the year ended June 30, 2021, we recorded a gain of $6.5 million to adjust the VericiDx investment to fair value.

Fair value adjustment on convertible notes

We elected to account for the bonds at fair value with qualifying changes in fair value recognized through the statements of operations until the notes are settled. This excludes fair value adjustments related to instrument-specific credit risk, which are recognized in OCI. For the year ended June 30, 2022, we recorded a gain of $4.0 million to adjust the bonds to fair value. There was no fair value adjustment for the year ended June 30, 2021 as we had not issued convertible debt at that time.

Other income (expense)

During the year ended June 30, 2022, we realized $0.1 million of income on the reduction of the Kantaro liability for future services to be performed for the joint venture as well as $0.01 million interest income earned on our cash deposits. During the year ended June 30, 2021, we received $0.2 million of interest income as a result of interest earned on cash deposits and we received notification that the full amount of the $0.3 million Paycheck Protection Program (the “PPP”) loan was forgiven. We also decreased the liability to perform services to Kantaro based on updated forecasts and projections which resulted in a $0.5 million increase to other income.

Comparison of years ended June 30, 2021 and 2020

Revenue

During the year ended June 30, 2021, we recognized $0.4 million revenue related to KidneyIntelX, $0.5 million of revenue of pharmaceutical services revenue related to services performed for Astra Zeneca and $0.6 million of services revenue related to work performed for Mount Sinai and $0.4 million of KidneyIntelX testing revenue. We did not recognize revenue during the year ended June 30, 2020.

Cost of Revenue

During the year ended June 30, 2022, we recognized cost of revenue of $0.9 million primarily attributable to KidneyIntelX testing, including labor and materials costs directly related to revenue generating activities. We did not recognized cost of revenue for the year ended June 30, 2020.

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

Fair value adjustments to VericiDx Investment

In prior year, we accounted for our investment in VericiDx using the equity method of accounting and have elected to use the fair value option to value the investment. During the year ended June 30, 2021, we recorded a gain of $6.5 million to adjust the VericiDx investment to fair value. There was no fair value adjustment for the year ended June 30, 2020 as we did not have an investment in VericiDx at that time.

Other income (expense)

We received $0.2 million of interest income during the year ended June 30, 2021 as a result of interest earned on cash deposits. We also decreased the liability to perform services to Kantaro based on updated forecasts and projections which resulted in a $0.5 million increase to other income. During the year ended June 30, 2020, we received $0.1 million of interest income as a result of interest earned on cash deposits and realized gains of $0.1 million on the sale of U.S. Treasury securities. We also recognized unrealized foreign exchange gains of $0.2 million and other income of $0.1 million related to the sale of excess supplies during the year ended June 30, 2020. Lastly, during the year ended June 30, 2021, we received notification that the full amount of the $0.3 million Paycheck Protection Program (the “PPP”) loan was forgiven. We did not record a gain on loan extinguishment for the year ended June 30, 2020.

B. Liquidity and capital resources

Since our inception, we have incurred net losses. We incurred net losses attributable to ordinary shareholders of $45.3 million, $35.3 million and $9.8 million for the years ended June 30, 2022, 2021 and 2020, respectively. As of June 30, 2022, we had an accumulated deficit of $132.7 million.

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

To date, we have primarily financed our operations through equity and debt financings. As of June 30, 2022, we had cash of $41.3 million. We believe that our existing cash will enable us to fund our current operating plan for at least the next 12 months. Such expectation is based, in part, on the achievement of certain assumed revenue; however, there is no guarantee we will achieve this amount of revenue during the time period we assume. Management assesses that various operating cost mitigation options are available to the Company if needed. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Until such time, if ever, as we can generate substantial revenue from sales of KidneyIntelX tests, we expect to finance our cash needs through a combination of securities offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. EKF provided short-term debt financing that was repaid in November 2018 and we received a loan in an aggregate principal amount of $255,000 pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the U.S. Small Business Administration. Additionally, on April 5, 2022, the Company entered into an A&R Bond Agreement with CVI Investments, Inc. for $21.2 million in amortizing senior convertible bonds due in 2027 (the "Bonds"). On April 7, 2022, the Company issued the Bonds to CVI with a maturity date of April 7, 2027 comprising of total net proceeds of $18.0 million. The Bonds accrue interest at an annual rate of 5.5%, payable quarterly in equal instalments, payable in ordinary shares, although we retain the right to make any of the quarterly instalment payments in cash. The Notes contain various conversion and redemption features. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or diagnostic products or grant licenses on terms that may not be favorable to us. Additional capital may not be available when needed, on reasonable terms, or at all, and our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, curtail or discontinue our product development or future commercialization efforts, or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves.

Cash flows

The following table shows a summary of our cash flows from operations for the periods indicated (in thousands):

	Year ended June 30,
(in thousands, except share and per share amounts)	2022	2021	2020
Net cash used in operating activities	$(45,924)	$(28,399)	$(9,522)
Net cash used in investing activities	(662)	(751)	(1,174)
Net cash provided by financial activities	25,630	77,240	15,938
Effect of exchange rate changes on cash	(2,839)	3,745	(150)

Net cash used in operating activities

During the year ended June 30, 2022, net cash used in operating activities was $45.9 million and was primarily attributable to our $45.3 million net loss as well as $0.2 million net change in our operating assets and liabilities and $0.5 million of noncash charges. The change in our operating assets and liabilities was primarily attributable to $1.8 million increase in accounts receivables, prepaids and other current assets, offset by a $1.6 million increase in accrued expenses and other current liabilities. Noncash charges were primarily related to $7.3 million in foreign exchange gains, $3.9 million fair value adjustment related to the bonds, which were offset by $4.6 million in share-based compensation expense, $5.6 million unrealized loss on the company’s shares of VericiDx and a $0.5 million increase in depreciation and amortization.

During the year ended June 30, 2021, net cash used in operating activities was $28.4 million and was primarily attributable to our $35.4 million net loss which were offset by $3.1 million net change in our operating assets and liabilities and $3.8 million in noncash charges. The change in our operating assets and liabilities was primarily attributable to $4.4 million increase in our accrued expenses and other current liabilities due to the timing of payment to our vendors, offset by a $1.3 million increase in accounts receivables, prepaids and other current assets. Noncash charges were primarily related to $5.5 million in unrealized foreign exchange losses, $2.6 million in share-based compensation expense, and $2.1 million in equity losses of affiliate which were offset by $6.5 million unrealized gain on the company’s equity method investment in VericiDx.

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

Net cash provided by and used in investing activities

During the year ended June 30, 2022 net cash used in investing activities was $0.7 million and primarily attributable to $0.6 million for the purchase of lab and office equipment and $0.1 million of software development costs.

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

Net cash provided by financing activities

During the year ended June 30, 2022, net cash provided by financing activities was $25.6 million and was primarily attributable to $18.0 million of proceeds from the issuance of a convertible note, offset by $1.4 million in debt issuance costs and $8.8 million gross proceeds from our equity offering which was partially offset by offering costs of $0.2 million associated with the equity offering that were paid in the period. Additionally, the Company received

$0.2 million in proceeds from the exercise of stock options and $0.2 million in proceeds from the issuance of ordinary shares under employee share purchases.

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

Qualitative and quantitative disclosures about market risk

We report our consolidated financial results in U.S. dollars. Renalytix plc’s, Renalytix AI, Inc.’s and Renalytix AI Ltd.’s functional currency is their local currency. The functional currency of Renalytix plc and Renalytix AI Ltd. is the pound sterling which is translated into the U.S. dollar for assets and liabilities at the exchange rate at the balance sheet dates and revenue and expenses are translated at the weighted-average exchange rates during the reporting period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ (deficit) equity.

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

We are exposed to market risk related to changes in interest rates. As of June 30, 2022, we had cash of $41.3 million consisting of bank deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in marketable debt securities.

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

We have evaluated the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we have chosen to rely on certain of these exemptions, including without limitation exemptions to the requirements for (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (a) the last day of the fiscal year (1) following the fifth anniversary of the completion of our U.S. IPO, (2) in which we have total annual gross revenues of at least $1.235 billion or (3) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700.0 million as of the prior December 31, or (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D. Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B— Liquidity and Capital Resources.”

E. Critical Accounting Estimates

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

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the development of KidneyIntelX. We expense research and development costs as incurred.

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

Convertible Notes

We elected the fair value option to account for the bonds as we believe the fair value option provides users of the financial statements with greater ability to estimate the outcome of future events as facts and circumstances change, particularly with respect to changes in the fair value of the ordinary shares underlying the conversion option. The fair value of the Notes is determined using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders. For each reporting period, changes in the fair value of the notes are recognized through other income (expense) with the portion of the change that results from a change in the instrument-specific credit risk recorded separately in OCI for each reporting period.

F. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of September 30, 2022.

Name	Age	Position(s)
Executive Officers:
James McCullough	54	Chief Executive Officer and Director
Fergus Fleming	55	Chief Technical Officer and Director
Thomas McLain	64	President
O. James Sterling	52	Chief Financial Officer
Michael J. Donovan, Ph.D., M.D.	68	Chief Medical Officer
Non-Executive Directors:
Daniel J. Levangie	72	Non-Executive Director
Erik Lium, Ph.D	54	Non-Executive Director
Christopher Mills.	70	Non-Executive Director
Chirag R. Parikh, Ph.D., M.D	49	Non-Executive Director
Timothy Scannell.	58	Non-Executive Director

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

Thomas McLain has served as our President since July 2019. Prior to joining Renalytix AI, he held leading positions, including as Chief Executive Officer, of Exosome Diagnostics Inc. from July 2014 to July 2019. Mr. McLain has also served as President and Chief Executive Officer of Vermillion, Inc., Chief Executive Officer of Claro Scientific LLC, Chairman, Chief Executive Officer and President of Nabi Biopharmaceuticals and Vice President at Bausch & Lomb. Mr. McLain received his B.A. in Economics at College of the Holy Cross and his MBA at the William E. Simon Graduate School of Business Administration at University of Rochester.

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

Timothy J. Scannell was appointed to the Company’s board of directors in March 2022. Since October 2021, Mr. Scannell has served as an Executive Advisor at Stryker, one of the world’s leading medical technology companies. His career at Stryker spans 30+ years, during which he has held several leadership roles, including serving as President and Chief Operating Officer from August 2018 to October 2021, and as Group President of MedSurg & Neurotechnology from January 2019 to July 2018. Mr. Scannell also serves as Chair of Insulet Corporation's board of directors and serves on the board of directors for Novocure and Collagen Matrix. Mr. Scannell brings extensive strategic, sales and marketing, and operational skills and experience, with a track record for delivering top tier results. Mr. Scannell earned Bachelor of Business Administration and Master of Business Administration degrees from the University of Notre Dame.

Family Arrangements and Selection Arrangements

There are no family relationships between any of our executive officers or directors, nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any executive officer or director was selected as such.

B. Compensation

Director Compensation

The remuneration of our non-executive directors is proposed by the remuneration committee and determined by our board of directors as a whole, based on a review of current practices in other companies. The remuneration paid to our non-executive directors during the year ended June 30, 2022 is set forth in the table below.

Name	Salary and Fees (in thousands)
Mount Sinai (1)	$27
Christopher Mills	27
Chirag R. Parikh, Ph.D., M.D.	61
Ann Berman (2)	20
Daniel J. Levangie	16
Timothy Scannell (3)	-

(1)
Dr. Lium sits on our board as a representative of the Icahn School of Medicine at Mount Sinai. This fee is invoiced annually by Mount Sinai.
(2)
Ann Berman resigned from the board effective September 20, 2022
(3)
Timothy Scannell joined the board effective February, 22, 2022.

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

When reviewing fee levels and benefits, account is taken of market movements in the fees and benefits of Non-Executive Directors, Board Committee responsibilities and ongoing time commitments.

Actual fee levels are disclosed in the annual Directors’ Remuneration Report for the relevant financial year.

Not performance related.

Equity-based awards

To facilitate share ownership and provide alignment with shareholders.

Non-Executive Directors may receive equity awards under any equity incentive plan operated by the Company from time to time which permits their participation with careful consideration being given to ensuring their independence. Non-Executive Directors may receive an initial equity award upon appointment or election. Initial equity awards will normally vest over a specified period of time, subject generally to continued service. Vesting of equity awards may be accelerated in part or in full in connection with certain corporate events such as a change of control. In addition, Non-Executive Directors may be granted an equity award each year which may vest in full upon grant or over time subject to continued service. If a new Non- Executive Director joins the Board following the date of grant of this annual grant in any calendar year, such Non- Executive Director may be granted a pro rata portion of the next annual grant to reflect his or her service during the relevant part of the relevant year.

There is no maximum number of equity incentive awards that may be awarded to individuals each year. However, when reviewing award levels, account is taken of market movements in equity incentive awards, Board committee responsibilities, ongoing time commitments and the general economic environment.

Non-executive directors do not participate in performance based equity incentives.

The following table sets forth our non-executive directors’ interests in our shares as of June 30, 2022.

	Options
	Total shares owned outright plus vested options	Shares owned outright	Percentage of issued share capital	Vested but not exercised	Unvested but subject to performance	Unvested and not subject to performance (1)
Mount Sinai (2)	204,501	—	—	204,501	—	—
Christopher Mills (3)	9,726,125	9,726,125	13.0%	—	—	—
Chirag R. Parikh, Ph.D., M.D.	107,394	—	—	107,394	—	8,330
Daniel J. Levangie	—	—	—	—	—	40,000
Timothy Scannell	68,967	68,967	0.1%	—	—	40,000

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
(3)
Christopher Mills is partner and Chief Investment Officer of Harwood Capital LLP. Harwood Capital LLP is Investment Manager to North Atlantic Smaller Companies Investment Trust plc and investment adviser to Oryx International Growth Fund Limited. Christopher’s shareholding is made up of 6,145,001 ordinary shares held by North Atlantic Smaller Companies Investment Trust PLC, 2,780,000 ordinary shares are held by Oryx International Growth Fund Limited and 801,124 ordinary shares are held by Harwood Capital LLP.

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

Depending on their location and comparable benefits offered to local employees, Executive Directors may be eligible to receive employer contributions to a defined contribution pension scheme or a cash supplement in lieu of such contributions, or a mixture of both.

	The maximum employer pension contribution or cash in lieu amount will be a percentage of annual base salary aligned with that provided to other senior executives in the Executive Director’s location.	Not performance related.

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

The Executive Directors received a grant under the EIP’s predecessor plan upon listing on AIM and it is intended that top-up awards shall be issued under the EIP from time to time in the discretion of the Committee.

There is no maximum opportunity for equity incentives. However, the Committee will generally assess the position at similar sized comparator companies prior to making any award to ensure that any awards are aligned to the market.

Vesting of equity awards is generally subject to continued employment and may also be subject to the achievement of performance conditions aligned with the Company’s strategic plan. Measures, their weightings and the period over which performance is tested will be determined by the Committee. The Committee will select the most appropriate form of EIP for awards each year and/or each individual grant. Vesting of equity awards may be accelerated in part or in full in connection with certain corporate events such as a change of control.

All employee equity plans

Encourages employee share ownership and therefore increases alignment of interests with shareholders.	The Company may, from time to time, operate tax- advantaged share plans for which Executive Directors would be eligible on the same basis as all other eligible employees.	Within the limits of the relevant legislation.	Not performance related.

The following table shows the remuneration of our executive directors for the year ended June 30, 2022.

(in thousands)	Basic salary (1)	Benefits (2)	Bonus (3)	Pension (4)	Total remuneration
James McCullough	$601	$34	$-	$13	$648
Fergus Fleming	$0	$449	$-	$0	$449

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

Pursuant to the terms of the employment agreement, Mr. McCullough is entitled to annual base salary, initially $350,000, which is subject to annual review by our remuneration committee and to a minimum annual increase of 3%. Our remuneration committee approved an increase to Mr. McCullough’s annual base salary to $601,000. Under the terms of the employment agreement, Mr. McCullough is also: (1) eligible for an annual cash bonus in the sole discretion of the remuneration committee; (2) entitled to participate on the same basis as similarly situated employees in our benefit plans in effect from time to time during his employment; and (3) entitled to five weeks’ holiday per annum.

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

Pursuant to the terms of the employment agreement, Mr. Fleming is entitled to an annual base salary, initially €200,000, which is subject to annual review by our remuneration committee. Our remuneration committee approved an increase to Mr. Fleming’s annual base salary to €336,000. Under the terms of the employment agreement, Mr. Fleming is also: (1) eligible to join any pension scheme we operate from time to time and, should he so join, we will make contributions to such pension scheme at a rate of 5% of Mr. Fleming’s annual base salary each year; (2) entitled to a car allowance of €5,000 per year, for so long as he holds a driving license; (3) entitled to participate, at our expense, in our private medical expenses insurance scheme; and (4) entitled to 25 days’ holiday per annum, plus holiday pay during the period between Christmas and New Year each year.

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

As of June 30, 2022, there were options to purchase 4,554,901 ordinary shares outstanding with a weighted average exercise price of $5.31 per ordinary share. The options generally lapse after ten years from the date of the grant.

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

Shares available for awards

The maximum number of ordinary shares that may be issued under our 2020 EIP is 15,716,928 ordinary shares. No more than 25,500,000 ordinary shares may be issued under the 2020 EIP upon the exercise of incentive share options. In addition, the number of ordinary shares reserved for issuance under our 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares, ordinary shares issued under the 2020 EIP may be new shares, shares purchased on the open market or treasury shares.

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

Ordinary Shares Subject to the 2020 ESPP

Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares that may be issued under the 2020 ESPP is 2,242,000 ordinary shares. In addition, the number of ordinary shares reserved for issuance under our 2020 ESPP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to the lesser of 1% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year, and 2,000,000 ordinary shares. If any rights granted under the 2020 ESPP terminate without being exercised in full, the ordinary shares not purchased under such rights again become available for issuance under the 2020 ESPP. The ordinary shares issuable under the 2020 ESPP will be new shares. As of June 30, 2022, we have issued 33,734 ordinary shares pursuant to offerings under our ESPP.
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

Audit committee

Our audit committee consists of Erik Lium, Ph.D. and Daniel J. Levangie and assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Levangie is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules. Ann Berman resigned from the Company board of directors effective September 20, 2022. We intend to replace Ms. Berman on our board with someone who would also be an appropriate addition to the audit committee, thereby bringing the number of members on the committee back to three upon such appointment.

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

Remuneration committee

Our remuneration committee consists of Daniel L. Levangie, and Erik Lium, Ph.D. and assists the board of directors in determining executive officer compensation. Mr. Levangie serves as chairman of the remuneration committee.

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

Nomination committee

Our nomination committee consists of Chirag Parikh, Ph.D., M.D., and assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. Dr. Parikh serves as chairperson of the nomination committee. Ann Berman resigned from the Company board of directors effective September 20, 2022. We intend to replace Ms. Berman on our board with someone who would also be an appropriate addition to the nomination committee, thereby bringing the number of members on the committee back to two upon such appointment.

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

D. Employees

As of June 30, 2022, we had 102 employees, including 91 employed by our U.S. subsidiary, Renalytix AI, Inc., 6 full-time employees employed by Renalytix AI, Ltd. and 5 employees employed directly by Renalytix plc. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2022 for:

•
each beneficial owner of 5% or more of our outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2022. Percentage ownership calculations are based on 74,891,844 ordinary shares outstanding as of September 30, 2022.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Held	Percentage of Ordinary Shares Beneficially Held
5% or Greater Shareholders (other than Executive Officers and Directors):
Icahn School of Medicine at Mount Sinai (1)	12,058,875	16.1%
Executive Officers and Directors:
James McCullough (2)	2,746,386	3.7
Fergus Fleming (3)	1,107,642	1.5
Thomas McLain (4)	1,105,647	1.5
O. James Sterling (5)	1,805,236	2.4
Michael J. Donovan, Ph.D., M.D. (6)	269,081	*
Christopher Mills (7)	9726125	13
Erik Lium, Ph.D.	—	—
Chirag R. Parikh, Ph.D., M.D. (8)	115,724	*
Daniel J. Levangie	12,500	*
Timothy Scannell	68,967	*
All current executive officers and directors as a group (10 persons) (9)	16,957,308	22.1

* Less than 1%

(1)
Consists of 204,501 shares issuable upon exercise of options vested as of November 30, 2022. The address of Mount Sinai is 1 Gustave L. Levy Place, New York, New York, 10029.
(2)
Includes shares held by The McCullough 2020 Irrevocable Trust, of which Mr. McCullough is trustee.
(3)
Consists of (i) 569,481 shares and (ii) 538,161 shares issuable upon exercise of options vested as of November 30, 2022.
(4)
Consists of (i) 59,150 shares and (ii) 1,046,497 shares issuable upon exercise of options vested as of November 30, 2022.
(5)
Consists of 1,805,236 shares held by Mr. Sterling.
(6)
Consists of 269,081 shares issuable upon exercise of options vested as of November 30, 2022.

(7)
Consists of (i) 6,145,001 shares held by North Atlantic Smaller Companies Investment Trust plc (“NASCIT”), of which Harwood Capital LLP is investment manager, (ii) 2,780,000 shares held by Oryx International Growth Fund Limited (“Oryx”), of which Harwood Capital LLP is an investment advisor and (iii) 801,124 shares held by Harwood Capital Nominees Limited (“Harwood”). Mr. Mills is partner and chief investment officer of Harwood Capital LLP. The address of Harwood, NASCIT and Oryx is 6 Stratton St, Mayfair, London W1J 8LD, United Kingdom.
(8)
Consists of 115,724 shares issuable upon exercise of options vested as of November 30, 2022.
(9)
Consists of (i) 14,975,345 shares and (ii) 1,981,963 shares issuable upon exercise of options vested as of November 30, 2022.

Significant Changes in Percentage Ownership

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2019 are as a result of dilution from our global offering in July 2020 in which we issued and sold 12,583,500 ordinary shares in our U.S. IPO, which converted into 6,291,750 ADSs, and 30,000 ordinary shares in a concurrent private placement in Europe as well as the April 2022 offering in which we issued and sold 2,428,688 ordinary shares, (including in the form of ADSs).

Shareholders in the United States

As of September 30, 2022, to the best of our knowledge, 37,722,486 of our outstanding ordinary shares (including ordinary shares represented by ADSs) were held by 17 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

Icahn School of Medicine at Mount Sinai

Mount Sinai Agreement

In May 2018, we entered into the Mount Sinai Agreement. See “Item 5—Our key agreements—Mount Sinai Health System.” As part of the collaboration, Mount Sinai became a shareholder in the Company and has subsequently made equity investments both in our IPO on AIM in November 2018, the subsequent sale of ordinary shares in July 2019 and our IPO on Nasdaq in July 2020. As of June 30, 2022, amounts due to Mount Sinai totaled $1.1 million. During the year ended June 30, 2022, we incurred expenses of $2.2 million related to the Mount Sinai Agreement.

Kantaro

In May 2020, we and Mount Sinai entered into the Kantaro Operating Agreement in order to form Kantaro for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. In connection with the formation of Kantaro, we entered into the Advisory Agreement, pursuant to which we have agreed to provide certain services to Kantaro. For the year ended June 30, 2022, the Company recognized $0.1 million in the statement of operations related to services performed under the Advisory Agreement. For the year ended June 30, 2022, $0.05 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.07 million was included within general and administrative expense, respectively. See “Item 5— Our key agreements—Kantaro Biosciences LLC” for additional information.

For the year ended June 30, 2022, the Company recognized $0.1 million in the statement of operations related to services performed under the Advisory Agreement. For the year ended June 30, 2022, $0.05 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.07 million was included within general and administrative expense, respectively.

Participation in our Global Offering

In our global offering in July 2020, Mount Sinai purchased 948,750 ADSs. This purchase was made through the underwriters at the initial public offering price of $13.50 per ADS.

Participation in Private Placement

In April 2022, Mount Sinai participated in our private placement and purchased 551,724 ADSs. This purchase was made through the underwriters at the offering price of $7.25 per ADS.

Additionally, the directors of the Company (the "Directors") and certain of its persons discharging managerial responsibility (“PDMRs”) as defined under Regulation (596/2014/EU) as it forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018, as amended, including certain senior managers, have subscribed for a total of 703,446 ordinary shares raising an aggregated total amount of $2.55 million at the Reference ADS Price pursuant to the Equity Fundraise.

Christopher Mills, Non-Executive Chairman, and his related parties subscribed for a total of 551,724 new ordinary shares at $3.625 per ordinary share. Following completion of the purchase, Christopher Mills and his related parties are interested in 9,726,125 ordinary shares representing 13.0% of the Company's issued share capital at the time of private placement.

Timothy Scannell, Non-Executive Director, subscribed for a total of 68,964 new ordinary shares at $3.625 per ordinary share. Following completion of the purchase, Timothy Scannell is interested in 68,964 Ordinary Shares representing 0.09% of the Company's issued share capital at the time of private placement.

Thomas McLain, President, subscribed for a total of 55,172 new ordinary shares at $3.625 per ordinary share. Following completion of the purchase, Thomas McLain is interested in 59,150 ordinary shares representing 0.08% of the Company's issued share capital at the time of private placement.

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

As of June 30, 2022, we had 74,760,432 ordinary shares outstanding, with a nominal value of £0.0025 per ordinary share. Each issued ordinary share is fully paid.

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

Options

As of June 30, 2022, there were options to purchase 4,554,901 ordinary shares outstanding with a weighted average exercise price of $5.31 per ordinary share. The options generally lapse after ten years from the date of the grant.

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

At our annual general meeting held on December 17, 2021, our shareholders approved the disapplication of preemptive rights for the period up to the earlier of the conclusion of our next annual general meeting or the close of business on March 17, 2023, which disapplication allows for the issue of ordinary shares in an offering made on a preemptive basis or otherwise up to a maximum aggregate nominal amount of £27,115.85, and that will need to be renewed upon expiration to remain effective.

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

At our annual general meeting held on December 17, 2021, our shareholders granted our directors authority to (a) allot shares and grant rights to subscribe for, or convert any security into, shares in the company up to an aggregate nominal amount of £59,654.87 and (b) allot further equity securities (as defined in the Companies Act) in connection with a rights issue up to an aggregate nominal amount of £59,654.87. These authorities apply for period to the conclusion of our next annual general meeting or, if earlier, the close of business on March 15, 2023.

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

At our annual general meeting held on December 7, 2021, our shareholders authorized the company to make “on-market” purchases of ordinary shares on AIM up to a maximum aggregate number of 7,230,893 ordinary shares subject to certain minimum and maximum price thresholds.

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

When our ordinary shares were admitted to trading on AIM in November 2018, the Panel confirmed that three distinct concert parties existed and that the three distinct concert parties were not considered to be acting in concert as between each other. As at June 30, 2022 each concert party had an aggregate shareholding representing less than 29.99% in the share capital of the Company.

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

Preemptive Rights

Under the Companies Act, “equity securities,” being (1) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (2) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

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

Convertible Bond Agreement

In April 2022, we issued amortizing senior convertible bonds with a principal amount $21.2 million in amortizing senior convertible bonds due in April 2027 (the "Bonds"). The Bonds were issued at 85% par value with total net proceeds of $18.0 million and accrue interest at an annual rate of 5.5%, payable quarterly in arrears, in cash or ADSs valued at the ADS Settlement Price at the option of the Company. The Bonds contain various conversion and redemption features. The initial conversion price for the Convertible Bonds of $8.70 has been set at a 20 per cent. premium to the Reference ADS Price. The Conversion Price may reset down at 12, 24 and 36 months, depending on share price performance and save in limited circumstances, the Bonds have a hard floor in the conversion price of $7.25. Between amortization dates, the Convertible Bond Investor retains the right to advance future amortization payments, provided that (a) there shall be no amortization advancements during the first 12 months, (b) no more than 2 amortization advancements may occur in any 12 month period, and (c) no more than 1 amortization advancement may occur in any 3 month period. The Convertible Bond Investor is also permitted to defer up to two amortization payments to a subsequent amortization date. The Company retains the option to repay any deferred amortization in cash at 100%. of the nominal amount As of June 30, 2022, the entire principal amount was outstanding.

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

U.S. Holders that own (directly, indirectly, or constructively through the application of attribution rules) 10% or more of our total combined voting power or value could be subject to adverse U.S. federal income tax consequences pursuant to the controlled foreign corporation rules due to our ownership of a U.S. subsidiary. Such prospective holders should consult with their tax advisors as to the tax consequences of acquiring, owning and disposing of our ADSs.

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

Passive Foreign Investment Company rules

If we are classified as a passive foreign investment company, or a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended June 30, 2022, we believe that we were classified as a PFIC for the taxable year ended June 30, 2022. The determination of whether we are a PFIC is a fact intensive determination made on an annual basis and the applicable law is subject to varying interpretation. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated using the market price of the ordinary shares or ADSs, which may fluctuate considerably. Fluctuations in the market price of the ordinary shares or ADSs may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. tax counsel expresses no opinion regarding our PFIC status.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, (ii) we cease to be a PFIC and the U.S. Holder has a valid mark to market election in effect (as described below) or (iii) the U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC.

If a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

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

Once the PFIC analysis is complete, the company will make a “PFIC Annual Information Statement” available in the future on its website for the 2022 tax year, and intends to make available to U.S. Holders, upon request and in accordance with applicable procedures and confidentiality requirements, a “PFIC Annual Information Statement” with respect to the Company for each future tax year in which it determines it is a PFIC. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the company and any subsidiary PFIC.

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

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

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

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in the current tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, while of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for the exemption are not satisfied or anti-avoidance provisions apply, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, but with the main rate; due to an increase to 25% with effect from April 1, 2023).

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

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%; but due to increase to 25% with effect from April 1, 2023) would apply.

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

We maintain a corporate website at www.renalytix.com. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

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

We are exposed to market risk related to changes in interest rates. As of June 30, 2022, we had cash of $41.3 million, consisting of bank deposits and U.S. Treasury securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in marketable debt securities.

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

Distribution of cash dividends or other cash distributions (e.g., upon ac sale of rights and other entitlements)

Distribution of ADSs pursuant to (i) share dividends or other distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $ 0.05 per ADS cancelled

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

Up to $0.05 per ADS held

Up to $ 0.05 per ADS held

ADS services	Up to $ 0.05 per ADS held on the applicable record date(s) established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to $ 0.05 per ADS transferred

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Use of Proceeds

The net proceeds from our global offering have been used, and are expected to continue to be used, as described in the final prospectus for the global offering declared effect on July 16, 2020 and filed with the U.S. Securities and Exchange Commission on July 17, 2020.

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

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of June 30, 2022, have concluded that, as of such date, our disclosure controls and procedures were not effective because of the material weaknesses described further below. Notwithstanding the material weaknesses described below, our management has concluded that our consolidated financial statements included in this Annual Report are fairly stated in all material respects in accordance with US GAAP.

Material Weaknesses

In the year ended June 30, 2022, we identified material weaknesses in the design of our internal control over financial reporting impacting accounting for stock-based based compensation. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified related to the lack of formal processes and procedures and our lack of maintaining a sufficient complement of personnel commensurate with our accounting and reporting requirements. As of June 30, 2022, these material weaknesses remained unremediated. To address these material weaknesses, management implemented a remediation plan as described below.

Remediation Plan

During the year ended June 30, 2022, we began a remediation plan by implementing an external stock plan management system and engaging a third-party service provider to administer and manage our employee stock-based compensation plan. The third-party service provider has a proven track record of stock plan management to help companies seamlessly integrate data, manage their stock plan and ensure accurate financial reporting. We have also implemented controls to review the service organization control report as well as review information within the service provider's system to ensure that the stock option data is appropriately recorded in our financial statements. These efforts ensure that our financial records are managed appropriately but also help ensure that the appropriate level of review is performed.

While new controls are being designed and implemented, they have not operated for a sufficient period of time to demonstrate that the material weaknesses have been remediated. The material weakness will be considered remediated when management concludes that, through testing, the applicable remediated controls are designed, implemented and operating effectively. We expect the procedures planned for remediation to be completed during the year ended June 30, 2023. The implementation of these measures, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we may not be able to conclude that it has been fully remedied by that time.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of June 30, 2022 based on the framework in “Internal Control—Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, and the material weakness identified, management has concluded that, as June 30, 2022, the Company’s internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Notwihstanding the material weaknesses described above, our management has concluded that our consolidated financial statements included in this Annual Report are fairly stated in all material respects in accordance with US GAAP.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm. For so long as we qualify as an “emerging growth company” as defined under the JOBS Act, our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.

D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2022, we executed a remediation plan by implementing an external stock plan management system and engaging a third-party service provider to administer and manage our employee stock-based compensation plan as described in Item 15A above.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Erik Lium, Ph.D. and Daniel J. Levangie. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Levangie is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at www.renalytix.com. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.

Item 16C. Principal Accountant Fees and Services

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are audited by Ernst & Young LLP, an independent registered public accounting firm registered with the Public Accounting Oversight Board in the United States.

The following table shows the aggregate fees billed to us for professional services for the fiscal years ended June 30, 2022 and 2021:

	Year Ended June 30,
(in thousands)	2022	2021
Audit Fees.	$876	$681
Audit-Related Fees.	—	—
Tax Fees.	—	—
Other Fees.	—	—
Total.	$876	$681

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

“Tax Fees” are the aggregate fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for products and services provided by the independent registered public accounting firm.

There were no “Tax Fees” or “Other Fees” billed or paid during the fiscal years ended June 30, 2022 or 2021.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company's audit committee currently has a vacancy due to Ms. Berman's resignation from our board, effective September 20, 2022. Out board intends to fill such vacancy as soon as it identifies a suitable candidate. In accordance with Nasdaq requirements, the vacancy will be filled by the earlier of the next annual meeting or March 19, 2023.

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

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, Ernst & Young LLP, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 10, 2021, was filed as Exhibit 16.1 to the Report on Form 6-K filed with the SEC on June 10, 2021.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-29 of this annual report.

Item 19. Exhibits

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

3.1	Articles of Association	F-1	333-239414	3.1	06/24/2020

4.1	Form of Deposit Agreement	F-1/A	333-239414	4.1	07/13/2020

4.2	Form of American Depositary Receipt (included in Exhibit 4.1)	F-1/A	333-239414	4.1	7/13/2020

4.3	Description of Securities	20-F	001-39387	4.3	10/28/2020

10.1+	Renalytix plc Share Option Plan for Employees with Non-Employee Sub-Plan and U.S. Sub-Plan	F-1	333-239414	10.1	06/24/2020

10.2†#	Exclusive License and Collaboration Agreement, by and between the registrant and Icahn School of Medicine at Mount Sinai, dated as of May 30, 2018, as amended to date	F-1	333-239414	10.2	06/24/2020

10.3†#	License Agreement, by and between the registrant and Joslin Diabetes Center, Inc., as assigned to the registrant on October 23, 2018, as amended to date	F-1	333-239414	10.3	06/24/2020

10.4#	Kantaro Biosciences LLC Operating Agreement, by and between the registrant and Icahn School of Medicine at Mount Sinai, dated as of May 4, 2020	F-1	333-239414	10.4	06/24/2020

10.5†#	Advisory Services Agreement, by and between the registrant and Kantaro Biosciences LLC, dated as of May 4, 2020	F-1	333-239414	10.5	06/24/2020

10.6+	2020 Equity Incentive Plan with Non-Employee Sub-Plan and forms of grant notices and agreements thereunder	F-1	333-239414	10.6	06/24/2020

10.7+	2020 Employee Share Purchase Plan	F-1	333-239414	10.7	06/24/2020

10.8+	Form of Amended Deed of Indemnity between registrant and each of its directors	F-1	333-239414	10.8	6/24/2020

10.9+	Form of Deed of Indemnity between registrant and each of its executive officers	F-1	333-239414	10.9	06/24/2020

10.10	Registration Rights Agreement, by and between the registrant and Icahn School of Medicine at Mount Sinai, dated as of June 24, 2020	F-1	333-239414	10.10	6/24/2020

10.11*	Amended and Restated Bond Agreement between registrant and CVI Investments, dated as of April 5, 2022

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm (PCAOB ID No. 42)

15.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm (PCAOB ID No. 34)

21.1*	Subsidiaries of the registrant

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: October 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Renalytix plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Renalytix plc (the Company) as of June 30, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

October 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Renalytix AI plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, shareholders’ (deficit) equity, and cash flows of Renalytix AI plc and subsidiaries (the "Company") for the year ended June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

October 27, 2020

We began serving as the Company’s auditor in 2020. In 2021 we became the predecessor auditor.

RENALYTIX PLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)	June 30, 2022	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$41,333	$65,128
Accounts receivable	901	594
Prepaid expenses and other current assets	2,445	993
Note receivable from Kantaro	75	75
Receivable from affiliates	—	1
Total current assets	44,754	66,791
Property and equipment, net	2,558	2,490
Investment in VericiDx	2,744	9,295
Investment in Kantaro	9	—
Total assets	$50,065	$78,576

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,376	$1,403
Accounts payable – related party	1,083	361
Accrued expenses and other current liabilities	3,060	4,602
Accrued expenses – related party	1,496	224
Deferred revenue	46	122
Convertible notes-current	4,660	—
Payable to affiliate – current	55	350
Total current liabilities	11,776	7,062
Convertible notes-noncurrent	7,682	—
Other liabilities	—	53
Total liabilities	19,458	7,115

Commitments and contingencies (Note 8)

Shareholders’ equity:
Ordinary shares, £0.0025 par value per share: 79,315,333 shares authorized; 74,760,432 and 72,197,286 shares issued and outstanding at June 30, 2022 and June 30, 2021, respectively	228	220
Additional paid-in capital	164,012	150,407
Accumulated other comprehensive income	(915)	8,276
Accumulated deficit	(132,718)	(87,442)
Total shareholders’ equity	30,607	71,461
Total liabilities and shareholders’ equity	$50,065	$78,576
The accompanying notes are an integral part of these consolidated financial statements.

RENALYTIX PLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
(in thousands, except share data)	June 30, 2022	June 30, 2021	June 30, 2020
Revenue	$2,970	$1,491	$—
Cost of revenue	2,096	858	—
Gross profit	874	633	—
Operating expenses:
Research and development	14,648	10,040	4,565
General and administrative	39,524	23,479	5,750
Performance of contract liability to affiliate	(115)	(970)	—
Total operating expenses	54,057	32,549	10,315
Loss from operations	(53,183)	(31,916)	(10,315)

Equity in net (losses) earnings of affiliate	9	(2,112)	(63)
Foreign currency gain (loss), net	9,694	(8,772)	245
Fair value adjustment to VericiDx investment	(5,900)	6,483	—
Fair value adjustment to convertible notes	3,998	—	—
Other income, net	131	981	289
Net loss before income taxes	(45,251)	(35,336)	(9,844)
Income tax expense	(25)	—	—
Net loss	(45,276)	(35,336)	(9,844)
Net loss attributable to noncontrolling interest	—	(611)	—
Net loss attributable to ordinary shareholders	(45,276)	(34,725)	(9,844)

Net loss per ordinary share—basic	$(0.62)	$(0.49)	$(0.17)
Net loss per ordinary share—diluted	$(0.67)	$(0.49)	$(0.17)
Weighted average ordinary shares—basic	72,861,448	71,484,934	59,079,522
Weighted average ordinary shares—diluted	73,837,496	71,484,934	59,079,522

Other comprehensive income (loss):
Changes in the fair value of the convertible notes	536	—	—
Foreign exchange translation adjustment	(9,727)	9,501	(378)
Comprehensive loss	(54,467)	(25,835)	(10,222)
Comprehensive loss attributable to noncontrolling interest	—	(72)	—
Comprehensive loss attributable to Renalytix	$(54,467)	$(25,763)	$(10,222)

The accompanying notes are an integral part of these consolidated financial statements.

RENALYTIX PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders' equity attributable to	Noncontrolling	Total shareholders’
(in thousands, except share and per share data)	Shares	Amount	capital	income (loss)	deficit	Renalytix	interest	equity
Balance at July 1, 2019	53,816,134	$162	$52,084	$(822)	$(42,873)	$8,551	$—	$8,551
Sale of ordinary shares in secondary offering, net of offering costs of $842	5,600,000	17	16,407			16,424	—	16,424
Stock-based compensation expense			1,159			1,159	—	1,159
Currency translation adjustments			—	(378)		(378)	—	(378)
Net loss			—		(9,844)	(9,844)	—	(9,844)
Balance at June 30, 2020	59,416,134	179	69,650	(1,200)	(52,717)	15,912	—	15,912
Sale of ordinary shares in initial public offering on Nasdaq, net of offering costs and underwriting fees of $9,007	12,613,500	40	76,094	—	—	76,134	—	76,134
VericiDx distribution in specie	—	—	1,638	(25)	—	1,613	(1,613)	—
Deconsolidation of Verici	—	—	—	—	—	—	2,296	2,296
Shares issued under the employee share purchase plan	17,652	—	111	—	—	111	—	111
Exercise of stock options	150,000	1	251	—	—	252	—	252
Stock-based compensation expense	—	—	2,663	—	—	2,663	—	2,663
Currency translation adjustments	—	—	—	9,501	—	9,501	(72)	9,429
Net loss	—	—	—	—	(34,725)	(34,725)	(611)	(35,336)
Balance at June 30, 2021	72,197,286	220	150,407	8,276	(87,442)	71,461	—	71,461
Shares issued under the Securities Purchase Agreement	2,428,688	8	8,578	—	—	8,586	—	8,586
Shares issued under the employee share purchase plan	33,734	—	209	—	—	209	—	209
Exercise of stock options	100,724	—	197	—	—	197	—	197
Stock-based compensation expense	—	—	4,621	—	—	4,621	—	4,621
Changes in the fair value of the convertible notes	—	—	—	536	—	536	—	536
Currency translation adjustments	—	—	—	(9,727)	—	(9,727)	—	(9,727)
Net loss	—	—	—	—	(45,276)	(45,276)	—	(45,276)
Balance at June 30, 2022	74,760,432	$228	$164,012	$(915)	$(132,718)	$30,607	$—	$30,607

The accompanying notes are an integral part of these consolidated financial statements.

RENALYTIX PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended June 30, 2022	Year Ended June 30, 2021	Year Ended June 30, 2020
Cash flows from operating activities:
Net loss	$(45,276)	$(35,336)	$(9,844)
Adjustments to reconcile net loss to net cash used in operating activities
Gain on VericiDx deconsolidation	—	(46)	—
Depreciation and amortization	489	282	70
Stock-based compensation	4,621	2,663	1,159
Gain on loan	—	(255)	—
Realized gain on short-term investments	—	(18)	(128)
Equity in (net earnings) losses of affiliate	(9)	2,112	63
Reduction of Kantaro Liability	(119)	(495)	—
Fair value adjustment to VericiDx investment	5,900	(6,483)	—
Unrealized foreign exchange (gain) loss	(7,340)	5,539	(213)
Fair value adjustment to Convertible Debt	(3,998)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(307)	(594)	—
Prepaid expenses and other current assets	(1,487)	(710)	(325)
Receivable from affiliates	1	17	(18)
Accounts payable	1,418	782	355
Accounts payable – related party	722	—	—
Accrued expenses and other current liabilities	(1,505)	4,353	(456)
Accrued expenses – related party	1,271	585	—
Deferred revenue	(76)	122	—
Payable to affiliate – current	(176)	(970)	(185)
Other liabilities	(53)	53	—
Net cash used in operating activities	(45,924)	(28,399)	(9,522)

Cash flows from investing activities:
Purchases of property and equipment	(557)	(773)	(804)
Software development costs	(105)	(749)	(427)
Purchase of short-term investments	—	—	(21,260)
Proceeds from short-term investments	—	1,000	21,400
Note receivable – related party	—	(167)	(83)
Decrease in cash (VericiDx deconsolidation)	—	(62)	—
Net cash used in investing activities	(662)	(751)	(1,174)

Cash flows from financing activities:
Proceeds from convertible notes	18,020	—	—
Payment of debt issuance costs	(1,382)	—	—
Gross proceeds from the issuance of ordinary shares, net of underwriting fees	—	79,182	—
Gross proceeds from the issuance of ordinary shares	8,804	—	17,276
Payment of offering costs	(218)	(2,305)	(1,593)
Proceeds from the issuance of ordinary shares under employee share purchase plan	209	111	—
Proceeds from exercise of stock options	197	252	—
Proceeds from PPP Loan	—	—	255
Net cash provided by financing activities	25,630	77,240	15,938
Effect of exchange rate changes on cash	(2,839)	3,745	(150)
Net (decrease) increase in cash and cash equivalents	(23,795)	51,835	5,092
Cash and cash equivalents, beginning of period	65,128	13,293	8,201
Cash and cash equivalents, end of period	$41,333	$65,128	$13,293
Supplemental noncash investing and financing activities:
Financing costs in accounts payable and accrued expenses	$—	$—	$1,630

Reclassification of note receivable in Kantaro to Investment in Kantaro		$175	$—
Deemed distribution of VericiDx ordinary shares	$—	$75	$—
Conversion of distribution of VericiDx note receivable into VericiDx ordinary shares	$—	$2,556	$—
Software development costs in accounts payable and accrued expenses	$—	$—	$177
Purchase of property and equipment in accounts payable and accrued expenses	$—	$—	$56
Fair value of services exchanged for equity method investment of which services are recorded as the payable to affiliate	$—	$—	$2,000

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

Since inception in March 2018, the Company has focused primarily on organizing and staffing the Company, raising capital, developing the KidneyIntelX platform, conducting clinical validation studies for KidneyIntelX, establishing and protecting its intellectual property portfolio and commercial laboratory operations, pursuing regulatory clearance and developing a reimbursement strategy. The Company has funded its operations primarily through equity and debt financings.

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

2. Liquidity and Going Concern

The Company has incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $132.7 million as of June 30, 2022. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of KidneyIntelX or any future products currently in development. Management believes its cash and cash equivalents of $41.3 million as of June 30, 2022, are sufficient to fund the projected operations for at least the next twelve months from the issuance date of these financial statements. Such expectation is based, in part, on the achievement of a certain volume of assumed revenue; however, there is no guarantee we will achieve this amount of revenue during the time period we assume. Management assessed various additional operating cost reduction options that are available to the Company and would be implemented, if assumed levels of revenue are not achieved and additional funding is not obtained.

Substantial additional capital will be necessary to fund the Company's operations, expand its commercial activities and develop other potential diagnostic related products. The Company plans to seek additional funding through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders. If the Company is unable to obtain funding, the Company could be required to delay, curtail or discontinue research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospect.

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

Since VericiDx is publicly traded on the AIM market, the Company accounts for its retained interest in VericiDx as an investment at fair value in accordance with ASC 321, Investments-Equity Securities, with changes to fair value recorded in earnings. In connection with the deconsolidation of VericiDx, the Company evaluated whether the results of VericiDx should be presented as discontinued operations for the year ended June 30, 2021. The Company concluded that the deconsolidation of VericiDx, as a result of the VericiDx IPO, is not a development that significantly impacts the Company’s overall operations and financial results. Research and development expenses incurred related to this program accounted for a minor portion of the Company’s overall annual research and development expenses and the Company remains focused on developing the KidneyIntelX platform. Therefore, the Company has not presented the results related to VericiDx as discontinued operations in its consolidated statements of operations and comprehensive loss for the year ended June 30, 2021.

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

Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimate include the assumptions used in determining the fair value of share-based awards, determining the fair value of the bonds, recording the prepaid/accrual and associated expense for research and development activities performed for the Company by third parties, determining useful lives of property and equipment and capitalized software, the assessment of noncontrolling interest and equity method investments.

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

The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. Two customers provided approximately 99% of the Company's revenue, of which one customer made up 91%, for the year ended June 30, 2022. The Company performs initial and ongoing credit reviews on customers, which involve consideration of the customers’ financial information, their location, and other factors to assess the customers’ ability to pay.

Fair value of financial instruments

At June 30, 2022 and 2021, the Company’s financial instruments included accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities. The carrying amounts of these assets and liabilities approximates fair value due to their short-term nature. The convertible notes are recorded at its estimated fair value.

Fair value option

Under the Fair Value Option Subsections of ASC subtopic 825-10, Financial Instruments – Overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings (see Note 5). The Company has elected to measure and record the convertible notes at their estimated fair value.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. As of June 30, 2022 and 2021, the Company had a cash balance of $41.3 million and $65.1 million, respectively.

Accounts receivable

Accounts receivable are recorded at the invoice amount and are non-interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company reserves specific receivables if collectability is no longer reasonably assured. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns, and individual customer circumstances. No reserves have been recorded as of June 30, 2022 and 2021.

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

Performance of contract liability to affiliate

In May 2020, the Company and the Icahn School of Medicine at Mount Sinai entered into an operating agreement (“Kantaro Operating Agreement”) to form a joint venture, Kantaro Biosciences LLC (“Kantaro”), for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. Kantaro has a fiscal year ending December 31st. Kantaro has partnered with Bio-Techne Corporation to develop and launch the new test which are designed for use in any authorized clinical testing laboratory without the need for proprietary equipment. During the years ended June 30, 2022 and 2021, the Company recognized $0.1 million and $1.0 million, respectively, related to the performance of the contract liability with Kantaro.

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

Kantaro Biosciences LLC

As the Company can exert significant influence over, but does not control, Kantaro’s operations through voting rights or representation on Kantaro’s board of directors, the Company accounts for this investment using the equity method of accounting. The Company records its share in Kantaro’s earnings and losses in the consolidated statement of operations. The Company assesses its investment for other-than-temporary impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable and recognize an impairment loss to adjust the investment to its then-current fair value (see Note 5). The Company owned 25% of the membership equity units in Kantaro at June 30, 2022 and June 30, 2021.

VericiDx plc

In the current year it was determined that the Company no longer can exert significant influence over VericiDx's operations and will now account for its ownership of VericiDx securities at fair value in accordance with ASC 321, Investments-Equity Securities, with changes in fair value recorded in earnings as the fair value of VericiDx's ordinary shares is readily determinable via the London Stock Exchange. Based on closing stock price of VericiDx, the fair value of the investment in VericiDx was $2.7 million and $9.3 million at June 30, 2022 and 2021, respectively. During the year ended June 30, 2022 and 2021, the Company recorded a fair value adjustment of $(5.9) million and $6.5 million, respectively, in the consolidated statements of operations and comprehensive loss. The Company owned 5.8% and 6.94% of the ordinary shares of VericiDx at June 30, 2022 and 2021, respectively.

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

Software development costs

The Company follows the provisions of ASC 985, Software, which requires software development costs for software to marketed externally to be expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the software is available for general release and amortized over its estimated useful life of ten years. For the year ended June 30, 2022, the Company capitalized $0.1 million of research and development expenses related to software development. For the year ended June 30, 2021, the Company capitalized $0.7 million of research and development Expense related to software development. Technological feasibility is established upon the completion of a working model that has been validated.

Revenue recognition

Pursuant to ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when a customer obtains control of promised goods or services. The Company records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

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

Cost of revenue

Cost of revenue consists of costs directly attributable to the services rendered, including labor, rent, lab consumables, depreciation, amortization and sample collection costs directly related to revenue generating activities.

Research and development expenses

Research and development costs consist primarily of internal and external labor costs incurred in connection with the development of KidneyIntelX as well as expenses related to studies and clinical trials to further the clinical value, performance and utility of KidneyIntelX. Research and development costs are expensed as incurred.

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

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. For the periods presented changes in shareholders’ equity includes foreign currency translation as well as changes in fair value of the convertible note due to changes in instrument specific credit risk. The change in instrument specific credit risk was calculated as the change in the risk yield from the convertible debt issuance date to the valuation date. The instrument specific credit risk at issuance date was calibrated such that the fair value of the convertible bond was equal to the issue price as of the issuance date. The risk yield was adjusted to reflect the change in credit spreads between the issuance date and the valuation date.

Net loss per ordinary share

Basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during each period. Diluted net loss per ordinary share includes the effect, if any, from the potential exercise or conversion of securities, such as options and convertible debt which would result in the issuance of incremental ordinary shares.

The dilutive effect of convertible securities is calculated using the if-converted method. Under the if-converted method, interest charges applicable to the convertible debt as well as nondiscretionary adjustments which include any expenses or charges that are determined based on the income (loss) for the period are added back to net income. The convertible debt is assumed to have been converted at the beginning of the period (or at time of issuance, if later).

For the year ended June 30, 2022, the diluted and basic net loss per share calculation excluded 4,554,901 shares related to stock options, as the exercise price of these options was greater than their market value. Dilutive securities outstanding of 4,265,958 and 3,028,858 as of June 30, 2021 and 2020, respectively, have been excluded from the computation of basic and diluted weighted average shares outstanding as they would be anti-dilutive. Therefore, the weighted average number of shares used to calculate both basic and diluted net loss per share are the same.

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

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) the lease classification or (c) the determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. In June 2020, the FASB issued ASU No 2020-05 that further delayed the effective date of Topic 842 to fiscal years beginning July 1, 2022, and interim periods within those years. The Company plans to implement ASU 2016-02 in the fiscal year beginning July 1, 2022 and evaluated the impact of ASU 2016-02 and it is not expected to have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This is different from the current guidance as this will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. The new guidance will be effective for the Company on July 1, 2023. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.

In January 2020, FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which, generally, provides guidance for investments in entities accounted for under the equity method of accounting. ASU 2020-01 is effective for all entities with fiscal years beginning after December 15, 2021, including interim periods therein. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 eliminates two of the three models in ASC 470-20 that require issuers to separately account for embedded conversion features and eliminates some of the requirements for equity classification in ASC 815-40-25 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of potential share settlement for instruments that may be settled in cash or shares. It is effective for annual periods beginning after December 15, 2023, and interim periods therein. The Company evaluated the effect ASU 2020-06 and it is not expected to have a material impact on the consolidated financial statements.

4. Revenue

Testing services revenue

Testing services revenue is generated from the KidneyIntelX platform, which provides analytical services to customers. Each individual test is a performance obligation that is satisfied at a point in time upon completion of the testing process (when results are reported) which is when control passes to the customer and revenue is recognized. During the years ended June 30, 2022 and 2021, the Company recognized $2.7 million and $0.4 million, respectively, of testing services revenue. Sales tax and other similar taxes are excluded from revenues. There was no testing services revenue recognized in fiscal 2020.

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

During the years ended June 30, 2022 and 2021, the Company recognized $0.2 million and $0.5 million, respectively, of pharmaceutical services revenue where performance obligations are satisfied at a point in time. There was no pharmaceutical services revenue recognized in fiscal 2020.

Professional services revenue

Professional services revenue consists of services related to the creation of a branded care navigation portal/pathway for use with KidneyIntelX. Revenue is recognized when control of the promised services is transferred to customers and the performance obligation is fulfilled in an amount that reflects the consideration that the Company expects to be entitled in exchange for those services. During the year ended June 30, 2021 the Company recognized $0.6 million of other services revenue where performance obligations are satisfied at a point in time. There was no professional services revenue recognized in fiscal 2022 and 2020.

Deferred revenue

Deferred revenue represents the allocated transaction price to the material right which will be recognized as revenue when the renewal options are exercised which is expected to occur over the next 6 months.

The following table summarizes the changes in deferred revenue:

(in thousands)	June 30, 2022	June 30, 2021	June 30, 2020
Balance, beginning of period	$122	$—	$—
Deferral of revenue	67	250	—
Revenue recognized	(143)	(128)	—
Balance, end of period	$46	$122	$—

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

	Fair value measurement at
	reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
June 30, 2022
Assets:
Available for sale securities	$2,744	$—	$—
Liabilities:
Convertible notes	$—	$—	$12,342
June 30, 2021
Assets:
Equity investment in VericiDx	$9,295	$—	$—

As further described in Note 9, in April 2022 the Company issued convertible promissory notes (the “Notes”) to various investors. The fair value option, as prescribed by ASC 815, Derivatives and Hedging, was elected and applied in connection with the preparation of these consolidated financial statements. The fair value of the Notes is determined using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders.

The Company adjusts the carrying value of the Notes to their estimated fair value at each reporting date, with qualifying increases or decreases in the fair value recorded as change in fair value of convertible promissory notes in the statements of operations and comprehensive loss. Changes in the fair value resulting from changes in the instrument-specific credit risk will be presented separately in other comprehensive income.

(in thousands)	June 30, 2022
Balance at the beginning of the year	$—
Issuance of convertible promissory notes	16,959
Fair value adjustments	(3,998)
Change in credit risk	(536)
FX Impact	(83)
Balance at June 30, 2022	$12,342

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

During the year ended June 30, 2021, based on sales forecasts, the Company concluded that its equity method investment in Kantaro was impaired due to a shift in focus from COVID antibody testing to promoting vaccination in the United States and European Union. As a result of this shift, demand for COVID antibody testing decreased. The forecasts indicate there is a prolonged period of time that Kantaro’s fair value is below the carrying value of the investment and the discounted and undiscounted cash flows are also below the carrying value of the investment. For these reasons, the Company concluded the decline in value is other-than-temporary. As such, during the year ended June 30, 2021, the Company determined the fair value using a discounted cash flow model and concluded that the fair value of the equity method investment in Kantaro was zero. Accordingly, during the year ended June 30, 2021 the Company recorded a $1.9 million impairment charge within equity in losses of affiliate in the consolidated statements of operations.

6. Property and equipment

Property and equipment consists of (in thousands):

(in thousands)	June 30, 2022	June 30, 2021
Lab equipment	$1,143	$592
Software	1,476	1,534
Office equipment	124	84
Office furniture	35	35
Leasehold improvements	576	576
Construction in progress	—	—
Total	3,354	2,821
Less accumulated depreciation and amortization	(796)	(331)
	$2,558	$2,490

Depreciation expense was $0.3 million, $0.2 million and $0.1 million for the years ended June 30, 2022, 2021 and 2020, respectively.

As of June 30, 2022 and 2021 there was $1.2 million and $1.3 million, respectively, of unamortized costs of software development and purchased software. Amortization expense related to capitalized software development costs was $0.2 million and $85,000 for the years ended June 30, 2022 and 2021, respectively, and was expensed within cost of revenue in the consolidated statement of operations. There was no amortization expense related to capitalized software development costs for fiscal 2020.

As of June 30, 2022, the expected amortization expense for the next five years and thereafter is as follows:

(in thousands)
2023	$175
2024	175
2025	175
2026	140
2027	120
Thereafter	403
$1,188

7. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of (in thousands):

	June 30, 2022	June 30, 2021
Consulting and professional fees	$551	$954
Research and development	1,060	—
Payroll and related benefits	1,437	3,493
Other	12	155
	$3,060	$4,602

8. Debt

Paycheck Protection Program

On April 29, 2020, the Company entered into an original loan agreement with Fortis Private Bank as the lender (“Lender”) for a loan in an aggregate principal amount of $255,000 (the “Loan”) pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the U.S. Small Business Administration. In June 2020, the Paycheck Protection Program Flexibility Act was enacted which, among other things, extended the deferral period for loan payments to either (1) the date that SBA remits the borrower’s loan forgiveness amount to the lender or (2) if the borrower does not apply for loan forgiveness, ten months after the end of the borrower’s loan forgiveness covered period. The Loan matures in two years and bears interest at a rate of 1% per year, with all payments deferred through August 15, 2021. Principal and interest are payable monthly commencing on August 15, 2021 and may be prepaid by the Company at any time prior to maturity without penalty. The Company may apply for forgiveness of amounts due under the Loan, with the amount of potential loan forgiveness to be calculated in accordance with the requirements of the PPP based on payroll costs, any mortgage interest payments, any covered rent payments and any covered utilities payments during the 8–24 week period after the origination date of the Loan.

On April 28, 2021, the Company received notification that the full amount of the PPP Loan and accrued interest was forgiven. The forgiveness of the PPP Loan was recorded within 'Other (expense) income, net' within the consolidated statements of operations and comprehensive loss.

9. Convertible Notes

In April 2022, the Company issued amortizing senior convertible bonds with a principal amount $21.2 million in amortizing senior convertible bonds due in April 2027 (the "Bonds"). The Bonds were issued at 85% par value with total net proceeds of $18.0 million and accrue interest at an annual rate of 5.5%, payable quarterly in arrears, in cash or ADSs valued at the ADS Settlement Price at the option of the Company. The principal and interest payments are due in equal quarterly installments starting in July 2022. The Bonds contain various conversion and redemption features. The initial conversion price for the Convertible Bonds of $8.70 has been set at a 20 per cent. premium to the Reference ADS Price. The Conversion Price may reset down at 12, 24 and 36 months, depending on share price performance and save in limited circumstances, the Bonds have a hard floor in the conversion price of $7.25. Between amortization dates, the Convertible Bond Investor retains the right to advance future amortization payments, provided that (a) there shall be no amortization advancements during the first 12 months, (b) no more than 2 amortization advancements may occur in any 12 month period, and (c) no more than 1 amortization advancement may occur in any 3 month period.

The Convertible Bond Investor is also permitted to defer up to two amortization payments to a subsequent amortization date. The Company retains the option to repay any deferred amortization in cash at 100 per cent. of the nominal amount As of June 20, 2022, the entire principal amount was outstanding.

On issuance, the Company elected to account for the Bonds at fair value in accordance with ASC 815, Derivatives and Hedging, with qualifying changes in fair value being recognized through the statements of operations until the Bonds are settled. Changes in fair value related to instrument-specific credit risk are recognized through comprehensive loss until the Bonds are settled. The fair value of the bonds is determined using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders. Significant assumptions used in the fair value analysis include the volatility rate, risk-free rate, dividend yield and risky yield. The fair value of the Bonds was determined to be $16.9 million on issuance, which is the principal amount of the Bonds. On issuance, total debt issuance costs of $1.4 million were immediately expensed as a component of general and administrative expense in consolidated statement of operations during the year end June 30, 2022. The Company recognized a change in fair value of the Notes related to the instrument-specific credit risk of $-0.5 million in the comprehensive loss and a change in fair value related to non-instrument specific credit risk of $4.0 million in the consolidated statement of operations during the year ended June 30, 2022.

10. Commitments and contingencies

Leases

The Company entered into operating lease agreements for office space and laboratory testing facilities with terms ranging from month-to-month to five years. The Company recognized rent expense of $0.7 million, $0.4 million and $0.5 million during the years ended June 30, 2022, 2021 and 2020, respectively, related to all leases.

The future minimum payments for noncancelable leases with terms in excess of one year for each fiscal year are as follows (in thousands):

2023	$162
2024	153
2025	45
Total	$360

DaVita Inc.

In January 2021, the Company entered into a Master Care Coordination Services Agreement with DaVita Inc. (“DaVita”) whereby DaVita agreed to provide certain care coordination services to covered patients as requested by the Company, with those covered patients identified by the Company’s KidneyIntelX diagnostic and subject to insurance coverage. Those covered patients may also be included in connection with various clinical research studies or quality improvement initiatives (each a “Study”). Both parties agreed to establish a joint steering committee to oversee the care coordination services and exchange and evaluate results of each Study. The Company will pay DaVita a monthly fixed fee based on the number of covered patients. The initial term of the agreement is three years with successive one-year renewals upon written mutual agreement of both parties. For the Care Coordination Services furnished by DaVita (or an affiliate of DaVita) under the terms of a statement of work, the Company shall pay DaVita (or such affiliate of DaVita) a monthly payment of (a) $10.00 in respect of Care Coordination Services multiplied by the number of Covered Patients, plus (b) $3.50, in respect of patient engagement services, multiplied by the number of Covered Patients .

Employment agreements

The Company has entered into employment agreements with certain key executives providing for compensation and severance in certain circumstances, as set forth in the agreements.

Retirement plans

The Company maintains a defined contribution 401(k) retirement plan which covers all U.S. employees. Employees are eligible after three months of service. Under the 401(k) plan, participating employees may make contributions in an amount up to the limit set by the Internal Revenue Service on an annual basis. The Company has a safe harbor plan and makes contributions to employee accounts of 5% of compensation (as defined by the plan). The Company paid $0.4 million, $0.2 million and $0.1 million in contributions for the year ended June 30, 2022, 2021, 2020, respectively.

Legal proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies.

11. License and services agreements

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

As part of the ISMMS SRA, the Company has agreed to fund several research projects to further develop the ISMMS Technology. The Company incurred $1.4 million, $0.4 million and $0.2 million related to the ISMMS SRA for the year ended June 30, 2022, 2021 and 2020, respectively.

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

Under the terms of the MASKeD-COVID Study, the Company is obligated to pay for all direct and indirect costs incurred under the sponsored research agreement in an amount totaling $1.1 million. As of June 30, 2022, amounts due to ISMMS under the MASKeD-COVID study totaled $1.1 million and $0.8 million was expensed during the year ended June 30, 2022. As of June 30, 2021, amounts due to ISMMS under the MASKeD-COVID Study totaled $0.3 million and $0.3 million was expensed during the year ended June 30, 2021.

Mount Sinai Clinical Trial agreement

In July 2021, the Company entered into a Clinical Trial Agreement (the "CTA") with ISMMS. Under the CTA, ISMMS will undertake a sponsored clinical trial entitled, “A prospective decision impact trial of KidneyIntelX in patients with Type 2 diabetes and existing chronic kidney disease”. The clinical trial is to be conducted at ISMMS with Renalytix agreeing to pay ISMMS is accordance with the agreed upon budget. The clinical trial is expected to last up to four years with a total estimated budget of $3.2 million. As of June 30, 2022, amounts due to ISMMS under the CTA totaled $0.4 million and $0.6 million was expensed during the year ended June 30, 2022.

Joslin diabetes center agreement

In October 2018, the Company purchased a worldwide exclusive license agreement (the “Joslin Agreement”) with the Joslin Diabetes Center, Inc. (“Joslin”) that was previously entered into with EKF Diagnostics Holding Plc (“EKF”), a related party, in July 2017. The license agreement provides the Company with the right to develop and commercialize licensed products covering a novel methodology of diagnosing and predicting kidney disease using certain biomarkers (the “Joslin Diabetes Technology”).

Under the terms of the Joslin Agreement, the Company is obligated to pay Joslin aggregate commercial milestone payments of $0.3 million and $1.0 million in commercial milestone payments upon achieving worldwide net sales of licensed products and processes of $2.0 million and $10.0 million, respectively. The Company is also obligated to pay Joslin a 5% royalty on net sales of any licensed products or licensed processes, subject to customary reductions. Moreover, the Company is obligated to pay Joslin 25% of any consideration received from a sublicensee. Royalties recorded for the year ended June 30, 2022 were immaterial.

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

12. Shareholders’ equity

Ordinary shares

As of June 30, 2022, the Company had 79,315,333 ordinary shares authorized on a fully diluted basis. Each share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends as may be declared by the board of directors. From inception through June 30, 2022, no cash dividends have been declared or paid.

PIPE Funding

On March 31, 2022, the Company entered into subscription agreements to sell an aggregate of 2,428,688 ordinary shares, including in the form of ADSs (the "PIPE Shares"), for a purchase price of $3.626 per ordinary share and an aggregate purchase price of $8.8 million.

13. Share-based compensation

Equity Incentive Plan

In November 2018, Company established the Renalytix AI plc Share Option Plan (the “Plan”) and a U.S. Sub-Plan and Non-Employee Sub-Plan. In July 2020, the Company's board of directors adopted and the Company's shareholders approved the 2020 Equity Incentive Plan (the “EIP”), which superseded the 2018 Share Option Plan. The equity incentive plan provides for the Company to grant options, restricted share awards and other share-based awards to employees, directors and consultants of the Company. As of June 30, 2022, there were 11,162,027 shares available for future issuance under the EIP.

The EIP is administered by the board of directors. The exercise prices, vesting and other restrictions are determined at their discretion, except that all options granted have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant and the term of stock option may not be greater than ten years from the grant date.

With respect to the options granted as of June 30, 2022, 2,984,801 vest equally over twelve quarters following the grant date, 1,070,100 options which vest 25% on the one year anniversary and equally over twelve quarters following the one year anniversary and 500,000 which vest 1/12th immediately and the remainder equally over the remaining eleven quarters. If options remain unexercised after the date one day before the tenth anniversary of grant, the options expire. On termination of employment, any options that remain unexercised are either forfeited immediately or after a delayed expiration period, depending on the circumstances of termination. Upon the exercise of awards, new ordinary shares are issued by the Company.

The Company recorded share-based compensation expense in the following expense categories in the consolidated statements of operations for the years ended June 30, 2022, 2021 and 2020 (in thousands):

	Twelve Months Ended June 30,
	2022	2021	2020
Research and development	$345	$683	$568
General and administrative	4,276	1,903	591
	$4,621	$2,586	$1,159

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options during the years ended June 30, 2022, 2021, 2020 were determined using the methods and assumptions discussed below.

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

For the years ended June 30, 2022, 2021, and 2020, the grant date fair value of all option grants was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Twelve Months Ended June 30,
	2022	2021	2020
Expected term (in years)	5.6	5.9	5.7
Expected volatility	61.4%	70.2%	63.7%
Risk-free rate	1.3%	0.8%	1.7%
Dividend yield	—%	—%	—%

The weighted average fair value of the options granted during the years ended June 30, 2022, 2021 and 2020 was $5.64, $6.60 and $2.09 per share, respectively.

The following table summarizes the stock option granted to employees and non-employees for the year ended June 30, 2022:

	Number of shares under option plan	Weighted- average exercise price per option	Weighted- average remaining contractual life (in years)
Outstanding at June 30, 2021	4,265,958	$4.73	8.2
Granted	555,000	$9.59
Exercised	(100,724)	$1.89
Forfeited	(165,333)	$7.34
Outstanding at June 30, 2022	4,554,901	$5.34	8.1
Exercisable at June 30, 2022	3,368,195	$3.72	7.0
Vested and expected to vest at June 30, 2022	4,554,901	$5.34	8.1

As of June 30, 2022, there was $5.5 million in unrecognized compensation cost related to unvested options that will be recognized as expense over a weighted average period of 8.9 years. The aggregate intrinsic value of options outstanding and options exercisable at June 30, 2022 was nil, respectively.

Employee Share Purchase Plan

The Company’s 2020 Employee Share Purchase Plan (the “ESPP”) became effective on August 17, 2020. The ESPP authorizes the issuance of up to 850,000 shares of the Company’s common stock. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the ESPP shall automatically increase on January 1st of each year, commencing on January 1, 2021 and continuing for ten years, in an amount equal to the lesser of one percent of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year, and 2,000,000 ordinary shares, subject to the discretion of the board of directors or renumeration committee to determine a lesser number of shares shall be added for such year.

Under the ESPP, eligible employees can purchase the Company’s common stock through accumulated payroll deductions at such times as are established by the board of directors or renumeration committee. Eligible employees may purchase the Company’s common stock at 85% of the lower of the fair market value of the Company’s common stock on the first day of the offering period or on the purchase date. Eligible employees may contribute up to 15% of their eligible compensation. Under the ESPP, a participant may not purchase more than $25,000 worth of the Company’s common stock for each calendar year in which such rights is outstanding. During the years ended June 30, 2022 and 2021, 33,734 and 17,652 shares were purchased under the ESPP, respectively.

In accordance with the guidance in ASC 718-50 – Compensation – Stock Compensation, the ability to purchase shares of the Company’s common stock at 85% of the lower of the price on the first day of the offering period or the last day of the offering period (i.e. the purchase date) represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, share-based compensation expense is determined based on the option’s grant-date fair value as estimated by applying the Black Scholes option-pricing model and is recognized over the withholding period. The Company recognized share-based compensation expense of $72,000 and $57,000 in general and administrative expense and $41,000 and $20,000 in research and development expense during the years ended June 30, 2022 and 2021, respectively, related to the ESPP.

14. Income taxes

Loss from operations before income taxes was comprised of the following (in thousands):

	Twelve Months Ended June 30,
	2022	2021	2020
United Kingdom	$(13,061)	$(6,199)	$(1,898)
United States	$(32,194)	(29,137)	(7,946)
	$(45,255)	$(35,336)	$(9,844)

Due to the pretax losses reported in both the United Kingdom and United States for all periods since inception there is no income tax expense or benefit.

A reconciliation of income tax benefit from continuing operations as reflected in the financial statements is as follows:

	Twelve Months Ended June 30,
	2022	2021	2020
U.K tax benefit at statutory rate	(19.0)%	(19.0)%	(19.0)%
State taxes, net of federal benefit	(3.7)	(12.4)	(6.6)
Permanent differences	1.4	(0.1)	1.6
Research and development	0.0	(0.1)	0.0
Change in valuation allowance	24.1	34.5	25.0
Other	(2.7)	(2.9)	(1.0)
Effective tax rate	0.1%	0.0%	0.0%

The principal components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	Twelve Months Ended June 30,
	2022	2021	2020
Deferred tax assets:
Net operating losses	$27,201	$13,491	$4,296
Research and development licenses	3,150	4,133	2,550
Development costs	—	—	418
Share-based compensation	1,025	762	198
Unrealized foreign exchange loss	—	1,739	—
Deferred interest expense	—	2,112	—
Accrued expenses	311	741	—
Other	4	144	—
Valuation allowances	(31,113)	(21,046)	(7,331)
Total deferred tax assets	578	2,076	131
Deferred tax liabilities:
Depreciation	(473)	(431)	(91)
Mark-to-market securities	(89)	(1,645)	—
Unrealized foreign exchange loss	(16)	—	—
Other	—	—	(40)
Total deferred tax liabilities	(578)	(2,076)	(131)
Net deferred tax	$—	$—	$—

The Company does not have unrecognized tax benefits as of June 30, 2022, 2021, 2020. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company’s net operating loss carryforwards (“NOL”) for U.K., U.S. federal and U.S. state income tax purposes consisted of the following (in thousands):

	Twelve Months Ended June 30,
	2022	2021	2020
United Kingdom	$13,452	$9,981	$3,640
U.S. Federal	79,896	33,613	11,817
U.S. State and Local	120,146	67,291	21,520

The UK and federal net operating loss carryforwards have no expiration. The amount of UK annual profits that can be relieved by losses carried forward is limited to 50%, in excess of a threshold amount of £5 million of profits. Certain state net operating loss carryforwards begin to expire in 2038. The Company recorded a valuation allowance on the deferred tax assets as of June 30, 2022, 2021, and 2020 because of the uncertainty of their realization. The valuation allowance increased by $10.1 million for the year ended June 30, 2022, $13.7 million for the year ended June 30, 2021 and by $2.3 million for the year ended June 30, 2020.

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

The Company files income tax returns in the United Kingdom, Ireland the U.S. federal jurisdiction and various state jurisdictions. The Company's 2018 through 2021 tax years remain subject to examine. Carryforward attributes from prior years may be adjusted upon examination by tax authorities if they are used in an open period.

15. Related-party transactions

EKF Diagnostic Holdings

During the years ended June 30, 2022, 2021, 2020, the Company incurred expenses of $0.1 million, $0.2 million and $0.1 million respectively, related to employees of EKF who provided services to Renalytix.

Icahn School of Medicine at Mount Sinai

In May 2018, the Company secured its cornerstone license agreement with ISMMS for research and clinical study work and intended commercialization by the Company (see Note 11). As part of the collaboration, ISMMS became a shareholder in the Company and has subsequently made equity investments both in the Company’s IPO on AIM in November 2018, the subsequent sale of ordinary shares in July 2019 and the Company’s IPO on Nasdaq in July 2020. As of June 30, 2022 and 2021, amounts due to ISMMS totaled $2.6 million and 0.3 million, respectively. During the years ended June 30, 2022, 2021, 2020, the Company incurred expenses of $3.1 million, $1.3 million and $0.3 million, respectively.

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

A contributing factor to the impairment consideration for Kantaro was lower forecasted sales volume and consequently, a lower time commitment from Renalytix employees. Based on these circumstances, the Company adjusted the liability to perform services to Kantaro under the Advisory Agreement. The adjustment for the change in estimate that resulted in a decrease of the liability of $0.5 million is classified within other income, net in the statements of operations and other comprehensive loss. As of June 30, 2022, the total liability associated with the services was $0.1 million, of which the total amount is classified as a current liability. As of June 30, 2021, the total liability associated with the services was $0.8 million, of which the total amount is classified as a current liability.

For the year ended June 30, 2022, the Company recognized $0.1 million in the statement of operations related to services performed under the Advisory Agreement. For the year ended June 30, 2022, $0.05 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.07 million was included within general and administrative expense, respectively. For the year ended June 30, 2021, the Company recognized $1.0 million in the statement of operations related to services performed under the Advisory Agreement. For the year ended June 30, 2021, $0.5 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.2 million was included within general and administrative expense, respectively.

In addition to the equity granted at formation, the Company and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $0.3 million and an additional $0.5 million thereafter. The Company committed to lend an initial amount of $83,333 and an additional $166,667 thereafter. Each loan bears interest at a per year rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to the Company based on each investor’s proportionate ownership). The Company loaned Kantaro $250,000 and initially recorded a note receivable. At June 30, 2021, the Company determined that $175,000 was uncollectible and accordingly recorded an impairment charge within equity in losses of affiliate in the consolidated statements of operations. In addition, the Company recognized gains of $0.01 million on their investment in Kantaro during the year ended June 30, 2022. The Company recognized losses of $0.2 million on their investment in Kantaro during the year ended June 30, 2021. The Company elects to recognize the equity investment losses based on the ownership level of each specific investment and will continue to record equity method losses until the amount of the loan receivable is reduced to zero.

VericiDx

During the year ended June 30, 2021 the Company paid the salary of an executive of VericiDx and VericiDx has agreed to reimburse the Company for those amounts. During the year ended June 30, 2022, the Company no longer paid the salary of a VericiDx executive as they were removed from Renalytix Inc.'s payroll. As of June 30, 2022 and 2021, amounts due from VericiDx were de minimis.

Private Placement

In April 2022, the Company also entered into a private placement agreement to sell, an aggregate of 2,428,688 shares of common stock (the “PIPE Shares”), for a purchase price of $3.625 per share and an aggregate purchase price of $8.8 million. Certain related parties, directors of the company and executive officers participated in the private placement.

Mount Sinai subscribed for a total of 1,103,448 new ordinary shares at $3.625 per ordinary share.

EKF Diagnostics Holdings, subscribed for a total of 137,930 new ordinary shares at $3.625 per ordinary share.

Christopher Mills, Non-Executive Chairman, and his related parties subscribed for a total of 551,724 new ordinary shares at $3.625 per ordinary share.

Timothy Scannell, Non-Executive Director, subscribed for a total of 68,964 new ordinary shares at $3.625 per ordinary share.

Thomas McLain, President, subscribed for a total of 55,172 new ordinary shares at $3.625 per ordinary share.

16. Net loss per ordinary share

The following is a reconciliation of basic net loss per share to diluted net loss per share for the fiscal years ended June 30, 2022, 2021 and 2020.

	Year ended June 30,
	2022	2021	2020
Basic earnings per share	$(0.62)	$(0.49)	$(0.17)
Average shares outstanding - basic	72,861,448	71,484,934	59,079,522
Convertible debt shares	976,048	—	—
Adjusted average shares outstanding - diluted	73,837,496	71,484,934	59,079,522
Diluted earnings per share	$(0.67)	$(0.49)	$(0.17)

For the fiscal year ended June 30, 2022, the diluted net loss per share calculation included the dilutive effect of convertible debt as well as the impact of the $3.9 million fair value gain related to the convertible debt, which further increase net loss used in the diluted loss per share calculation. For the year ended June 30, 2022, the basic and diluted loss per share calculation excluded 4,554,901 shares related to stock options, as the exercise price of these options was greater than their average market value.

For the fiscal years ended June 30, 2021 and 2020, the basic and diluted loss per share excluded 4,265,958 and 3,028,858 shares related to stock options respectively, as the exercise price of these options was greater than their average market value.